Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

FIGURE TECHNOLOGY SOLUTIONS, INC.,

PROJECT MASON MERGER SUB, INC.

KIAVI, INC.

and

FORTIS ADVISORS LLC,

AS SECURITYHOLDER REPRESENTATIVE

Dated as of June 10, 2026

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3.19 Litigation; Governmental Proceedings	40
3.20 Compliance with Laws; Permits	40
3.21 Brokers’ and Finders’ Fee	42
3.22 Minute Books	42
3.23 Interested Party Transactions	43
3.24 Title to Properties; Sufficiency of Assets	43
3.25 Mortgage Loans; Risk Management Instruments.	43
3.26 No Other Representations and Warranties	44
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB	45
4.1 Organization, Standing and Power	45
4.2 Authority	45
4.3 Non-Contravention	45
4.4 Necessary Consents	45
4.5 Litigation	46
4.6 Merger Sub	46
4.7 Adequacy of Funds	46
4.8 Brokers’ and Finders’ Fee	46
4.9 Non-Foreign Buyer	46
4.10 Data Security Program	46
4.11 Sanctions	46
ARTICLE V CONDUCT PRIOR TO THE EFFECTIVE TIME	47
5.1 Conduct of Business of the Company	47
5.2 Consent Request Procedures	50
5.3 Pre-Closing Restructuring	50
ARTICLE VI ADDITIONAL AGREEMENTS	51
6.1 Company Non-Solicitation	51
6.2 Stockholder Approval	52
6.3 Stockholder Vote Concerning Code Section 280G	53
6.4 Third Party Consents	53
6.5 Payoff Letters	54
6.6 Confidentiality; Access	54
6.7 Public Disclosure	54
6.8 Reasonable Best Efforts	55
6.9 Regulatory Approval	55
6.10 Employee Matters	57
6.11 Tax Matters	57
6.12 Indemnification of Directors and Officers of the Company	59
6.13 Representations and Warranties Insurance	59
6.14 Merger Sub Compliance	59
6.15 Buyer Vote at Merger Sub	59
6.16 Debt Financing	60

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ARTICLE VII TERMINATION	65
7.1 Termination	65
7.2 Effect of Termination	66
7.3 Termination Pending Relief	67
7.4 Damages Limitation	67
7.5 Termination Fee	67
ARTICLE VIII SURVIVAL; NON-RECOURSE; RELEASE; SECURITYHOLDER REPRESENTATIVE	68
8.1 Survival; Non-Recourse; Release	68
8.2 Independent Investigation	70
8.3 No Other Representations and Warranties	70
8.4 Securityholder Representative	71
ARTICLE IX GENERAL PROVISIONS	73
9.1 Notices	73
9.2 Certain Interpretations; Definitions; Disclosure Schedules	75
9.3 Amendment	76
9.4 Extension and Waiver	76
9.5 Assignment	76
9.6 Severability	76
9.7 Specific Performance and Other Remedies	77
9.8 Governing Law; Exclusive Jurisdiction; Waiver of Jury Trial	78
9.9 Entire Agreement	79
9.10 Counterparts	80
9.11 Fees and Expenses	80
9.12 Waiver of Conflicts; Privilege	80

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Table of Annexes, Exhibits and Schedules

Annexes
Annex A	Defined Terms

Exhibits
Exhibit A	Form of Certificate of Merger
Exhibit B	Form of Restated Certificate of Incorporation
Exhibit C	Form of Restated Bylaws
Exhibit D	Example Pre-Closing Statement
Exhibit E	Form of Letter of Transmittal
Exhibit F	Restrictive Covenants Agreement

Schedules
Schedule 1.6	Sanctioned Shares
Schedule 3.5	Governmental Consents and Notices
Schedule 5.3(a)	Pre-Closing Restructuring
Schedule 6.5	Payoff Letters
Schedule 6.19	Required Terminated Affiliate Agreements
Schedule 6.20	Required Terminated Other Agreements

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of June 10, 2026 (the “Agreement Date”), by and among Figure Technology Solutions, Inc., a Nevada corporation (“Buyer”), Project Mason Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Buyer (“Merger Sub”), Kiavi, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, in its capacity as the lawful and exclusive representative, agent, proxy, and attorney-in-fact (with full power of substitution) for and on behalf of the Securityholders hereunder (the “Securityholder Representative”) (collectively, the “Parties”, and each, a “Party”). All capitalized terms that are used but not defined herein have the respective meanings ascribed to such terms in Annex A.

Background

A.	Upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (“Delaware Law”), Merger Sub will merge with and into the Company (the “Merger”), whereupon the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving corporation of the Merger and a Subsidiary of Buyer.

B.	The board of directors of the Company has, by resolutions duly adopted: (i) declared that the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and its stockholders; (ii) approved this Agreement in accordance with the provisions of Delaware Law; (iii) directed that this Agreement and the Merger be submitted to the Company’s stockholders for their adoption and approval by written consent; and (iv) resolved to recommend that the Company’s stockholders adopt this Agreement and approve the Merger.

C.	The respective boards of directors of Buyer and Merger Sub have, by resolutions duly adopted, declared that the Merger and the other transactions contemplated by this Agreement are advisable and approved this Agreement in accordance with the provisions of Delaware Law.

D.	Concurrently with the execution of this Agreement and as a condition to Buyer’s willingness to enter into this Agreement, Bridge Opportunities Loan Trust JV, a Delaware limited liability company (the “JV”) organized by Buyer and the Securityholder Representative, or their respective affiliates, is entering into a purchase agreement with the Company pursuant to which the JV will purchase the assets and liabilities specified therein by way of the stock purchase specified therein, on the terms and subject to the conditions therein (as the same may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Equity Purchase Agreement”).

E.	Concurrently with the execution of this Agreement, and as a condition and inducement to the Buyer’s willingness to enter into this Agreement, each of Arvind Mohan, Charles Goodwin and Jonathan Muller is entering into a Restrictive Covenants Agreement in favor of Buyer attached hereto as Exhibit F.

F.	Promptly following the execution and delivery of this Agreement, the Company shall seek to obtain an action by written consent executed by stockholders of the Company constituting the Required Stockholder Vote adopting and approving this Agreement and the Merger in accordance with Delaware Law and the Company Organizational Documents (the “Requisite Stockholder Consent”).

Agreement

NOW, THEREFORE, in consideration of the covenants, representations and warranties set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

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Article I
THE MERGER

1.1 The Merger. At the Effective Time, on the terms and subject to the conditions set forth in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law, Merger Sub will merge with and into the Company, whereupon the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving corporation of the Merger and a Subsidiary of Buyer. Buyer and the Company shall cause the Merger to be consummated and become effective under Delaware Law by the Company filing a Certificate of Merger, substantially in the form attached hereto as Exhibit A, with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the “Certificate of Merger”). The Merger will become effective upon the time of acceptance by the Secretary of State of the State of Delaware of such filing or such later time as may be agreed to by Buyer and the Company in writing and set forth in the Certificate of Merger. The date and time when the Merger becomes effective is referred to herein as the “Effective Time”. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation” at and following the Effective Time.

1.2 Effect of the Merger. At the Effective Time, the effects of the Merger will be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

1.3 Certificate of Incorporation; Bylaws. Unless otherwise agreed to by Buyer and the Company prior to the Closing, at the Effective Time:

(a) The certificate of incorporation of the Company will be amended and restated as of the Effective Time to be in the form attached hereto as Exhibit B (the “Restated Certificate of Incorporation”), until thereafter amended in accordance with Delaware Law and as provided in the Restated Certificate of Incorporation and the Surviving Corporation’s bylaws.

(b) The bylaws of the Company will be amended and restated as of the Effective Time to be in the form attached hereto as Exhibit C (the “Restated Bylaws”), until thereafter amended in accordance with Delaware Law and as provided in the Surviving Corporation’s certificate of incorporation and the Restated Bylaws.

1.4 Directors and Officers. Unless otherwise agreed to by Buyer and the Company prior to the Closing, at the Effective Time:

(a) The directors of Merger Sub as of immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately after the Effective Time, each to hold the office of a director of the Surviving Corporation in accordance with the provisions of Delaware Law and the certificate of incorporation and bylaws of the Surviving Corporation until his or her removal or resignation, or his or her successor is duly elected and qualified.

(b) The officers of Merger Sub as of immediately prior to the Effective Time will be the officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the bylaws of the Surviving Corporation.

1.5 Effect on Capital Stock. By virtue of the Merger and without any action on the part of any other Person, at the Effective Time, the following will occur with respect to the capital stock of the Company and Merger Sub:

(a) Company Capital Stock. Each share of Company Capital Stock outstanding immediately prior to the Effective Time (other than any share that is a Dissenting Share (which is addressed in Section 1.7), a Cancelled Share (which is addressed in Section 1.5(c) or a Sanctioned Share (which is addressed in Section 1.6) or a share of Non-Converting Preferred Stock (which is addressed in Section 1.5(b)) will be cancelled and extinguished and converted automatically into the right to receive, upon the terms of this Agreement, including Section 1.10(e), (i) an amount in cash equal to the Per Share Net Amount plus (ii) the contingent right to receive (A) the Per Share Expense Fund Release Amount, if any, (B) the Per Share Adjustment Surplus, if any and (C) the Per Share Adjustment Escrow Release Amount, if any plus (iii) the contingent right to receive (A) the EPA Per Share Adjustment Escrow Release Amount, if any and (B) the EPA Per Share Adjustment Surplus, if any.

(b) Non-Converting Preferred Stock.

(i) Each share of Company Preferred Stock that is a share of Non-Converting Preferred Stock (other than any share that is a Dissenting Share (which is addressed in Section 1.7), a Cancelled Share (which is addressed in Section 1.5(c)), a Sanctioned Share (which is addressed in Section 1.6)) will be cancelled and extinguished and converted automatically into the right to receive, upon the terms of this Agreement, an amount in cash equal to the Liquidation Preference of such share of Non-Converting Preferred Stock.

(ii) Notwithstanding the foregoing or anything else to the contrary in this Agreement, if, after the Effective Time, the payment of any of the Post-Closing Payments results in the Per Share Net Price plus the aggregate of the Post-Closing Payments paid as of such date (inclusive of the Post-Closing Payment being made) totaling to an amount greater than the Liquidation Preference of a particular series of Non-Converting Preferred Stock, then, as part of such Post-Closing Payment (and any subsequent Post-Closing Payment): (x) such series of Non-Converting Preferred Stock shall become entitled to receive such Post-Closing Payment and (y) appropriate adjustments shall be made to the Post-Closing Payment that all other Contributing Securityholders would have been entitled to but for the provisions of this Section 1.5(b)(ii), to ensure that such series of Non-Converting Preferred Stock receives an appropriately larger proportion of the applicable Post-Closing Payment such that, after giving effect to such Post-Closing Payment, each share of such series of Non-Converting Preferred Stock receives, in the aggregate and taking into account all amounts paid or payable at the Closing in accordance with Section 1.5(b)(i), the same consideration it would have received if it was instead a share of Company Common Stock at Closing (it being understood and agreed that to the extent any Post-Closing Payments are insufficient, neither Buyer nor any of its Affiliates shall have any obligations to deliver additional funds or have any liability to any Person in respect of such shortfall). In the event the provisions of this Section 1.5(b)(ii) become applicable, the Securityholder Representative shall prepare and deliver or cause to be prepared and delivered to Buyer an updated version of the Payment Spreadsheet setting forth the updated allocation of such Post-Closing Payment in accordance with this Section 1.5(b)(ii) and such updated Payment Spreadsheet shall be the Payment Spreadsheet for all purposes under this Agreement (including Buyer’s and its Affiliate’s right to conclusively rely on such Payment Spreadsheet pursuant to Section 1.13).

(iii) For purposes of this Section 1.5(b), the following capitalized terms have the following meanings:

(A) “Aggregate Liquidation Preference” means an amount equal to the sum of all of the results obtained by multiplying (a) the aggregate number of shares of each series of Company Preferred Stock that constitute Non-Converting Preferred Stock by (b) the corresponding Liquidation Preference of each such series of Non-Converting Preferred Stock.

(B) “Liquidation Preference” means with respect to each series of Company Preferred Stock the sum of (1) the Original Issue Price (as defined in the Company’s Amended and Restated Certificate of Incorporation) of such series of Company Preferred Stock plus (2) the total per share amount of any declared but unpaid dividends on such series of Company Preferred Stock.

(C) “Non-Converting Preferred Stock” means each series of Company Preferred Stock with a Liquidation Preference in excess of the Per Share Net Amount.

(D) “Post-Closing Payments” means each of (i) the EPA Per Share Adjustment Escrow Release Amount, (ii) the EPA Per Share Adjustment Surplus, (iii) the Per Share Expense Fund Release Amount and (iv) the Per Share Adjustment Surplus.

(c) Cancelled Shares. Notwithstanding anything to the contrary set forth herein, each share of Company Capital Stock held by the Company (including any shares of Company Capital Stock held by the Company as treasury shares) or Buyer or any direct or indirect wholly owned Subsidiary of the Company or Buyer immediately prior to the Effective Time (each such share, a “Cancelled Share”) will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(d) Capital Stock of Merger Sub. Each share of the common stock, $.0001 par value per share, of Merger Sub outstanding immediately prior to the Effective Time will be converted into one (1) share of common stock of the Surviving Corporation.

(e) Tax Treatment. The Parties shall treat any payment made pursuant to Section 1.5(a), to the maximum extent permitted under applicable Law, as consideration paid in respect of Company Capital Stock for U.S. federal income tax purposes.

1.6 Sanctioned Shares. Notwithstanding anything to the contrary set forth herein, if the condition to closing set forth in Section 2.3(b)(v) is waived by Buyer, each share of Company Capital Stock held by a Person listed on Schedule 1.6 (each such share, a “Sanctioned Share”) will not be cancelled and extinguished or converted at the Effective Time and will remain outstanding as of immediately following the Effective Time. Such Sanctioned Shares will convert automatically by virtue of the Merger and without any action on the part of any other Person into the right to receive, upon the terms of this Agreement, an amount in cash equal to the Per Share Gross Amount only upon the earlier of (a) receipt by the Company of a license from the Office of Foreign Assets Control that permits the conversion of the Sanctioned Shares contemplated by this Section 1.6 and (b) such time as the conversion of the Sanctioned Shares contemplated by this Section 1.6 is otherwise permitted by applicable Law (the occurrence of the earlier of clause (a) and (b), the “Sanctioned Shares Conversion Time”). Until the occurrence of the Sanctioned Shares Conversion Time, an amount equal to Per Share Gross Amount that such Person listed on Schedule 1.6 shall be entitled to receive at the Sanctioned Shares Conversion Time shall be held in a segregated account. If prior to the Closing the condition to closing set forth in Section 2.3(b)(v) has been satisfied all Sanctioned Shares will be cancelled and converted automatically in accordance with the OFAC License and automatically by virtue of the Merger and without any action on the part of any other Person into the right to receive, upon the terms of this Agreement, an amount in cash equal to the Per Share Gross Amount. Unless otherwise directed by OFAC, the Company shall open a separate bank account for the purposes specified in this Section 1.6.

1.7 Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, any share of Company Capital Stock that is issued and outstanding immediately prior to the Effective Time and which is held (beneficially or of record) by a Stockholder who has properly exercised and perfected his, her or its appraisal rights under Delaware Law (such share being a “Dissenting Share”, and such Stockholder being a “Dissenting Stockholder”), will, at the Effective Time, no longer be outstanding and will automatically be cancelled and will cease to exist, and each holder (or beneficial owner) of Dissenting Shares will cease to have any rights with respect thereto, except the right to receive the fair value of such shares in accordance with the provisions of Delaware Law; provided, however, that if any Dissenting Stockholder effectively withdraws or loses (through failure to perfect or otherwise) such holder’s (or beneficial owner’s) appraisal rights under Delaware Law, or a court of competent jurisdiction determines that such holder (or beneficial owner) is not entitled to relief provided under Delaware Law, then, as of the later of the Effective Time and the occurrence of such event, such holder’s (or beneficial owner’s) shares of Company Capital Stock will automatically be converted into and represent only the right to receive the consideration for Company Capital Stock set forth in Section 1.5(a), without interest, and at such times and subject to such conditions as are set forth in Section 1.5(a) and pursuant to the exchange procedures set forth in Section 1.10.

(b) The Company shall give Buyer (i) prompt (and, in any event, within one (1) Business Day) notice of any demand for appraisal, attempted withdrawals of such demands and any other instruments received by the Company pursuant to the applicable provisions of Delaware Law or the stockholders’ rights of appraisal, and (ii) an opportunity to participate in (but not control) all negotiations and proceedings with respect to such demands. The Company may not, except with the prior written consent of Buyer, negotiate or make any payment with respect to any such demands or offer to settle or settle any such demands.

(c) From and after the Effective Time, no stockholder who has properly exercised and perfected appraisal rights pursuant to the Delaware Law shall be entitled to vote his, her, or its shares of Company Capital Stock for any purpose or receive payment of dividends or other distributions with respect to his, her, or its shares of Company Capital Stock.

(d) Notwithstanding anything in this Agreement to the contrary, (i) no Person shall be required to remit to the Paying Agent, the Surviving Corporation, the Escrow Agent or any holder of Company Capital Stock any amount payable pursuant to this Agreement (other than Section 1.7(a)) or the Escrow Agreement to the extent such amount would otherwise be payable in respect of Dissenting Share(s), (ii) the Paying Agent shall not remit any amount to any Dissenting Stockholder or otherwise which has not yet complied with the conditions in this Agreement with respect to such Stockholder’s receipt of the Closing Consideration, and (iii) any amount that would otherwise be payable under this Agreement (other than under Section 1.7(a)) or the Escrow Agreement to any Stockholder that has not yet complied with the conditions in this Agreement with respect to its receipt of the Closing Consideration shall be released to and held by the Paying Agent (in accordance with the Paying Agent Agreement) or (in the case of a Dissenting Share) Buyer.

1.8 Treatment of Company Options and Company RSUs.

(a) Company Options.

(i) Vested Options. By virtue of the Merger and without any action on the part of any other Person, immediately prior to the Effective Time, each vested Company Option that is outstanding and unexercised as of immediately prior to the Effective Time will be cancelled and extinguished and converted automatically into the right to receive, upon the terms of this Agreement, for each share of Company Capital Stock subject to such vested Company Option, an amount in cash equal to the excess, if any, of the Per Share Gross Amount over the per share exercise price of such vested Company Option (the “Net Option Payment” and any such vested Company Option with an excess, an “ITM Company Option”). Each vested Company Option that is not an ITM Company Option, shall, immediately prior to the Effective Time, be automatically cancelled and extinguished without any consideration paid therefor. Buyer shall cause the Surviving Corporation to pay to the former holders of each such cancelled vested Company Option that are Withholding Securityholders in respect thereof, in accordance with the Company’s normal payroll processes, as promptly as practicable (and, in no event later than five (5) Business Days after the Closing Date), the foregoing payments to which such holders are entitled pursuant to this Section 1.8(a).

(ii) Unvested Options. Except as otherwise set forth in Section 1.8(a)(iii) below, by virtue of the Merger and without any action on the part of any other Person, each unvested Company Option that is outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished without any consideration paid therefor.

(iii) Rollover Options. Each Specified Company Option that is outstanding immediately prior to the Effective Time shall be cancelled and retired and cease to exist in exchange for an option (a “Substituted Option”) to purchase Class A common stock of Buyer granted under the Buyer’s Amended and Restated 2025 Incentive Award Plan (the “Buyer Incentive Plan”) in substitution for such Specified Company Option in a manner that is consistent with the requirements of Section 409A of the Code. Each Substituted Option will, from and after the Effective Time, be subject to the Buyer Incentive Plan but have substantially the same terms and conditions of the Specified Company Option for which it is substituted, except that (A) each such Substituted Option will become exercisable in accordance with its terms for that number of shares of Buyer Class A common stock (“Buyer Stock”) equal to the product of the number of shares of Company Common Stock that were subject to such Specified Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share of Buyer Stock, (B) the per share exercise price for the shares of Buyer Stock issuable upon exercise of such Substituted Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Specified Company Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent, and (C) each such Substituted Option shall not be subject to the terms of Section 3(c) of the Company Equity Incentive Plans and will instead be subject to the terms of Section 8.2 and Section 8.3 of the Buyer Incentive Plan. At the Effective Time, the Buyer’s board of directors or an authorized committee thereof shall succeed to the authority and responsibility of the Company’s board of directors or any authorized committee thereof with respect to each Substituted Option.

(b) Company RSUs. No Company RSUs will be assumed or substituted by the Buyer.

(i) Vested RSUs. By virtue of the Merger and without any action on the part of any other Person, at the Effective Time, each outstanding vested Company RSU will be cancelled and extinguished and converted into the right of the former holder of the vested Company RSU to receive, upon the terms of this Agreement, for each share of Company Capital Stock subject to such vested Company RSU, an amount in cash equal to the Per Share Gross Amount. Buyer shall cause the Surviving Corporation to pay to the former holders of each such cancelled vested Company RSU that are a Withholding Securityholder in respect thereof, in accordance with the Company’s normal payroll processes, as promptly as practicable (and, in no event later than five (5) Business Days after the Closing Date), the foregoing payments to which such holder are entitled pursuant to this Section 1.8(b).

(ii) Unvested RSUs. By virtue of the Merger and without any action on the part of any other Person, each unvested Company RSU that is outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished without any consideration paid therefor.

(c) The Company shall, prior to the Closing, take or cause to be taken all actions, and shall obtain all consents, as may be required to effect the treatment of the Company Options and Company RSUs pursuant to this Section 1.8.

1.9 Treatment of Company Warrants. No Company Warrants will be assumed or substituted by Buyer. Contingent on and effective immediately prior to the Effective Time, and subject to delivery to the Company of an executed warrant termination agreement in customary form (each, a “Warrant Termination Agreement”), each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time will automatically be cancelled and extinguished at the Effective Time and, in consideration of such cancellation, the holder thereof will be entitled to receive, upon the terms of this Agreement, for each share of Company Capital Stock subject to such Company Warrant, (i) an amount in cash equal to the excess, if any, of the Per Share Net Amount over the per share exercise price of such Company Warrant (and any such Company Warrant with an excess, an “ITM Company Warrant”) plus (ii) the contingent right to receive (A) the Per Share Expense Fund Release Amount, if any, (B) the Per Share Adjustment Surplus, if any and (C) the Per Share Adjustment Escrow Release Amount, if any plus (iii) the contingent right to receive (A) the Per Share EPA Adjustment Escrow Release Amount, if any and (B) the EPA Per Share Adjustment Surplus, if any.

1.10 Surrender of Stock Certificates; Payment of Closing Consideration.

(a) At the Effective Time, (i) all shares of Company Capital Stock outstanding as of the Effective Time (other than, subject to Section 1.6, the Sanctioned Shares) will automatically be cancelled and retired and will cease to exist, (ii) each holder of a certificate formerly representing any shares of Company Capital Stock (each, a “Stock Certificate”) (other than, subject to Section 1.6, the Sanctioned Shares) will cease to have any rights as a stockholder of the Company, and (iii) the Stock Certificates (w) representing any outstanding shares of Company Capital Stock as of immediately prior to the Effective Time (except, subject to Section 1.6, for any share that is a Sanctioned Share, a Cancelled Share or a Dissenting Share) will thereafter represent only the right to receive the Final Closing Consideration payable in respect of such shares as set forth in Section 1.5(a), (x) representing any Cancelled Shares will thereafter be cancelled and retired without payment as described in Section 1.5(b), (y) representing any Dissenting Shares will thereafter represent only the right to receive the payments described in Section 1.7 and (z) subject to Section 1.6, representing any Sanctioned Shares will remain issued and outstanding until such time as such Sanctioned Shares is converted in accordance with Section 1.6.

(b) As promptly as practicable, but no later than five (5) Business Days, after the Agreement Date, subject to the Company promptly delivering or causing to be delivered to Buyer the information reasonably required by the Paying Agent Agreement (the “Required Information”), Buyer shall cause Western Alliance Bank, N.A. or such other bank as the Parties may mutually appoint (such Person, or any successor as determined in accordance with the Paying Agent Agreement, the “Paying Agent”) to (i) set up the Paying Agent’s electronic platform to allow the applicable Securityholders to complete a letter of transmittal, substantially in the form attached hereto as Exhibit G (a “Letter of Transmittal”), as well as any other documents requested of any Securityholder to sign in connection with the transactions contemplated hereby, electronically and (ii) send an email to each applicable Securityholder, in each case at the email address for such Person set forth in the Required Information, (A) inviting such Securityholder to register and log into the Paying Agent’s electronic platform to electronically complete such documents, including the Letter of Transmittal, and (B) providing such Securityholder instructions for use in effecting the surrender of any and all Stock Certificates that are physically held by such Securityholder. Within two (2) Business Days following the later to occur of (x) receipt by the Paying Agent of a duly executed and completed Letter of Transmittal and the surrender of such Certificates from a Securityholder and (y) the Effective Time, Buyer or, solely in the case of the payment to be made pursuant to Section 1.6 of this Agreement, the Company, shall or shall cause the Paying Agent to, pay (in immediately available funds) to such Securityholder holding shares of Company Capital Stock, Company Warrants and, with respect to Non-Withholding Securityholders holding Company Options or Company RSUs, the consideration owed to such holder pursuant to Section 1.5(a), Section 1.8(a), Section 1.8(b) and Section 1.9, as specified on the Payment Spreadsheet (without any wire fee or other cost to the applicable Securityholder and after giving effect to any required Tax withholdings pursuant to Section 1.11). No interest will be paid or accrued after the Effective Time on any amount payable in respect of the Company Capital Stock, the Company Options, Company RSUs or Company Warrants. Payment with respect to Company Capital Stock, Company Options, Company RSUs or Company Warrants will only be made to the Person in whose name such Company Capital Stock, Company Options, Company RSUs or Company Warrants are registered unless otherwise consented to by Buyer (not to be unreasonably withheld, conditioned, or delayed).

(c) At the Effective Time, the stock transfer books of the Company will be closed, and no further registration of transfers of shares of Company Capital Stock that were issued and outstanding immediately prior to the Effective Time will be registered on the records of the Company. After the Effective Time, no transfer of Company Capital Stock will be made on the stock transfer books of the Surviving Corporation.

(d) Buyer may instruct the Paying Agent to return any portion of the funds received by the Paying Agent that remains unclaimed by the Securityholders for two (2) years after the date of deposit with the Paying Agent. Any Non-Withholding Securityholder that has not submitted a Letter of Transmittal in accordance with the requirements set forth therein and in this Article I prior to the date on which Buyer receives such amount, or that has not otherwise received any portion of the Merger consideration due and payable to such Securityholder pursuant to this Agreement, must submit its Letter of Transmittal and other documents to Buyer and the Surviving Corporation for payment of the applicable portion of the Merger consideration (after giving effect to any required Tax withholdings and without any interest thereon). Notwithstanding anything to the contrary in this Section 1.10(d), none of Buyer, Merger Sub, the Company, the Surviving Corporation, the Securityholder Representative, the Paying Agent or any other Person will be liable to any Securityholder for any Merger consideration properly delivered to a public official pursuant to applicable abandoned property, escheat or similar applicable Law.

(e) Any outstanding loan balance, inclusive of principal amount and accrued interest, owed by a Securityholder to the Company as of immediately prior to the Effective Time, including as set forth on Schedule 1.10(e) (each such loan balance, a “Securityholder Loan Balance” and, collectively, the “Securityholder Loan Balances”) under any loan agreement entered into by a Securityholder shall be deducted from any payments made to Securityholders hereunder and paid to the Company and, assuming such deducted amounts are sufficient to fully satisfy such loans, such loans will be deemed to be paid in full at the Effective Time.

1.11 Withholding. Each of Buyer, the Paying Agent and the Surviving Corporation may deduct and withhold from any portion of any payment payable pursuant to this Agreement to any Securityholder such Tax amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the Treasury Regulations promulgated thereunder (the “Treasury Regulations”), or any provision of applicable Tax Law. If any amounts are so withheld by Buyer, the Paying Agent or the Surviving Corporation, such withheld amounts (a) shall be timely remitted by Buyer, the Paying Agent or the Surviving Corporation to the applicable Governmental Entity and (b) thereafter shall be treated by Buyer, the Paying Agent or the Surviving Corporation for all purposes of this Agreement as having been paid to such Securityholder. Other than withholding in connection with any payments in the nature of compensation for services rendered by current and former employees or the Company’s failure to provide the FIRPTA statement described in Section 6.11(d), Buyer and the Paying Agent shall use commercially reasonable efforts to give at least seven (7) days advance notice prior to any such withholding of any withholding anticipated to be made in respect of amounts payable to the Securityholders and provide the Securityholders with a reasonable opportunity prior to such withholding to provide any forms, certifications or other documents to reduce or eliminate withholding.

1.12 Closing Payments. On the Closing Date, following the filing of the Certificate of Merger:

(a) Buyer shall pay, or cause to be paid, by wire transfer of immediately available funds, the Closing Indebtedness subject to Payoff Letters on behalf of the Company to such account or accounts specified by the Payoff Letters in accordance with the terms thereof.

(b) Buyer shall pay, or cause to be paid, by wire transfer of immediately available funds, the Third Party Expenses set forth on the Payment Spreadsheet, other than those payable through the payroll processes of the Surviving Corporation (or otherwise paid by the Company at the direction of Buyer after delivery of the Payment Spreadsheet pursuant to Section 1.13(b)).

(c) Subject to Section 1.10(e), Buyer shall deposit, or cause to be deposited, by wire transfer of immediately available funds, (i) with the Surviving Corporation or one of its Affiliates (as directed by Buyer), (A) the aggregate Net Option Payments payable pursuant to Section 1.8(a) (as set forth on the Paying Spreadsheet) in exchange for the Company Options and the aggregate amounts payable in exchange for Company RSUs pursuant to Section 1.8(b) (as set forth on the Paying Spreadsheet) to the extent held by Withholding Securityholders, and (B) the aggregate of all Third Party Expenses set forth on the Payment Spreadsheet that are payable through the payroll processes of the Surviving Corporation, and (ii) with the Paying Agent, the aggregate Merger consideration payable pursuant to Section 1.5(a), Section 1.6, Section 1.8 and Section 1.9 (as set forth on the Payment Spreadsheet) in exchange for Company Securities (other than the Company Options and Company RSUs referenced in the foregoing clause (i)). Buyer agrees to execute and deliver the Paying Agent Agreement at or prior to the Closing to the Company. Notwithstanding anything to the contrary in this Agreement, Buyer shall not deliver, or be required to deliver, the EPA Consideration to the Paying Agent, nor shall Buyer have any liability or obligation to any Person, including any Securityholder, with respect to the EPA Consideration (it being understood and agreed that the EPA Consideration will be included in the calculations set forth in the Paying Spreadsheet but such EPA Consideration shall be delivered by Buyer (as defined in the Equity Purchase Agreement) to the Paying Agent, pursuant to the terms of the Equity Purchase Agreement).

(d) Buyer shall deposit, or cause to be deposited, by wire transfer of immediately available funds, $10,000,000 (the “Adjustment Escrow Amount”) with the Escrow Agent to hold in trust as an escrow fund pursuant to the terms of the Escrow Agreement and this Agreement (such fund, together with any interest or other income earned on the Adjustment Escrow Amount, the “Adjustment Escrow Fund”). The Adjustment Escrow Fund will be available to compensate Buyer in accordance with the adjustment contemplated by Section 1.14, if any, which amounts will be distributed in accordance with the terms and conditions of this Agreement and the Escrow Agreement. For Tax purposes, Buyer will be the owner of any cash in the Adjustment Escrow Fund until the Adjustment Escrow Fund is distributed to the Contributing Securityholders or Buyer, as applicable, pursuant to this Agreement or the Escrow Agreement, and all interest on or other taxable income, if any, earned from the investment of such cash pursuant to this Agreement or the Escrow Agreement will be treated for Tax purposes as earned by Buyer.

(e) Buyer shall deposit, or cause to be deposited, by wire transfer of immediately available funds, $250,000 (the “Expense Fund Amount”) into a segregated account designated by the Securityholder Representative in a written instructions delivered or caused to be delivered to Buyer (such fund, the “Expense Fund”). The Expense Fund will be accessed, and the Expense Fund Amount will be used, (i) solely by the Securityholder Representative to pay directly and reimburse the Securityholder Representative for any Securityholder Representative Expenses incurred by the Securityholder Representative in fulfilling its obligations under any SR Agreement and the Equity Purchase Agreement and the transactions contemplated by the Equity Purchase Agreement, or (ii) as otherwise determined by the Advisory Group. The Expense Fund will be treated as received and deposited by the Contributing Securityholders at the Closing for Tax purposes. The Securityholder Representative shall hold the Expense Fund for the benefit of the Contributing Securityholders and shall ensure that it is not subject to any lien, attachment, trustee process or any other judicial process of any creditor of any Person. The Contributing Securityholders will not receive any interest on the Expense Fund and assign to the Securityholder Representative any such interest. As soon as reasonably determined by the Securityholder Representative that the Expense Fund is no longer required to be withheld, the Securityholder Representative shall deliver any amounts then-remaining in the Expense Fund (the “Expense Fund Release Amount”) to the Contributing Securityholders (including by depositing the Expense Fund Release Amount with the Paying Agent with respect to any portion thereof payable to Non-Withholding Securityholders, and, with respect to any portion thereof payable to Withholding Securityholders, to the applicable payroll processor, in each case for further distribution to the Contributing Securityholders) in accordance with Section 1.5 and Section 1.9. The Securityholder Representative is not providing any investment supervision, recommendations or advice and will not be liable to the Securityholders for any loss of principal of the Expense Fund Amount other than as a result of its gross negligence, fraud or willful misconduct. Subject to Advisory Group approval, the Securityholder Representative may contribute funds to the Expense Fund from any consideration otherwise distributable to the Securityholders. The Securityholder Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund Amount and has no Tax reporting or income distribution obligations hereunder.

1.13 Payment Spreadsheet

(a) The payments to be made to the Securityholders with respect to their Company Securities are to be determined based on the terms of this Agreement and the information set forth in a spreadsheet to be prepared and delivered by the Company to Buyer in accordance with this Section 1.13 (such spreadsheet, as may be updated pursuant to Section 1.5(b)(ii), the “Payment Spreadsheet”) (it being understood and agreed that the Payment Spreadsheet shall accurately reflect the required payments pursuant to the Organizational Documents of the Company and take into account any separate agreements between Buyer and any Securityholder). Subject to Section 1.13(b), if there is any discrepancy between the terms of this Agreement and the Payment Spreadsheet, the terms of this Agreement will control.

(b) At least one (1) Business Day prior to the Closing, or such later time as the Company and Buyer may agree, the Company shall deliver the Payment Spreadsheet to Buyer, accompanied by reasonably detailed back-up documentation for any calculations set forth therein. Absent manifest error, all amounts and allocations set forth in the Payment Spreadsheet will be conclusive and binding upon Buyer, the Company, the Surviving Corporation and the Securityholders. At least five (5) Business Days prior to the Closing, the Company shall deliver to Buyer a preliminary Payment Spreadsheet for information purposes only (which will not be considered the Payment Spreadsheet for any purpose hereunder), and, in its preparation of the Payment Spreadsheet to be finally delivered as set forth in the immediately prior sentence, the Company shall take into consideration any good faith, written comments timely provided by Buyer thereto. Buyer and any of its Affiliates (including the Surviving Corporation) may rely conclusively on the Payment Spreadsheet, will have no liability or obligation to any Securityholder either for the calculations or the determinations regarding such calculations in such Payment Spreadsheet (including related to any losses arising from or relating to any errors, omissions or inaccuracies in the calculation set forth in the Payment Spreadsheet), if the Closing Consideration is distributed in accordance with the Payment Spreadsheet and, as between the Securityholders, on the one hand, and Buyer and the Surviving Corporation, on the other hand, any amounts delivered to any Securityholder (or delivered to the Paying Agent or withheld by Buyer or the Surviving Corporation, in each case, for delivery to any Securityholder) in accordance with the Payment Spreadsheet will be deemed for all purposes to have been delivered to the applicable Securityholder in full satisfaction of the obligations of Buyer or any of its Affiliates (including the Surviving Corporation) under this Agreement. Notwithstanding anything to the contrary contained herein, in the event of any errors in any of the formulas or information contained in the Payment Spreadsheet would result in the aggregate payment to Securityholders pursuant to Section 1.5(a), Section 1.8, and Section 1.9 to be less than the Final Closing Consideration, the Company may make appropriate changes to the Payment Spreadsheet prior to the Effective Time to correct any such errors to ensure the full amount of the Final Closing Consideration is paid to the Securityholders at the Closing.

(c) The Company shall include the following information in the Payment Spreadsheet:

(i) the Common Equivalents Shares Number, the Contributor Shares Number, a calculation of the Per Share Gross Amount, the Per Share Escrow & Expense Contribution and the Per Share Net Amount for each series of Non-Converting Preferred Stock and the Non-Converting Preferred Stock Shares Number;

(ii) with respect to each Stockholder: (A) the name and email address of such Stockholder; (B) the number, class and series of all shares of Company Capital Stock held by such Stockholder immediately prior to the Effective Time; (C) the number of any such shares that are Dissenting Shares, if known; (D) the number of any such shares that are Sanctioned Shares; and (E) the aggregate consideration payable to such Person as of the Effective Time (subject to Section 1.6) in his, her, or its capacity as a Stockholder;

(iii) with respect to each Optionholder: (A) the name and email address of such Optionholder; (B) with respect to each Company Option held by such Optionholder that is outstanding and unexercised immediately prior to the Effective Time, the number and class of shares of Company Capital Stock underlying such Company Option, the per share exercise price of such Company Option and the number of shares of Company Capital Stock underlying such Company Option that are vested; (C) the aggregate consideration payable to such Optionholder as of the Effective Time in his, her, or its capacity as an Optionholder in respect of Company Options; and (D) whether such Optionholder is a Withholding Securityholder or Non-Withholding Securityholder in respect of his, her or its Company Options;

(iv) with respect to each RSU Holder: (A) the name and email address of such RSU Holder; (B) with respect to each Company RSU held by such RSU Holder that is outstanding immediately prior to the Effective Time, the total number and class of shares of Company Capital Stock underlying such Company RSU and the number of shares of Company Capital Stock underlying such Company RSU that are vested; (C) the aggregate consideration payable to such RSU Holder as of the Effective Time in his, her or its capacity as an RSU Holder; and (D) whether such RSU Holder is a Withholding Securityholder or Non-Withholding Securityholder in respect of his, her or its Company RSUs;

(v) with respect to each Warrant Holder: (A) the name and email address of such holder of a Company Warrant; (B) with respect to each Company Warrant held by such holder that is outstanding immediately prior to the Effective Time, the number and class of shares of Company Capital Stock underlying such Company Warrant; and (C) the aggregate consideration payable to such holder with respect to such Company Warrant;

(vi) with respect to each Contributing Securityholder, the Pro Rata Portion of such Contributing Securityholder; and

(vii) any other tax or payment information reasonably required by the Paying Agent.

1.14 Closing Consideration Adjustment.

(a) Pre-Closing Statement. At least one (1) Business Day prior to the Closing, the Company shall deliver to Buyer a statement setting forth in reasonable detail the Company’s good faith calculation of the Closing Consideration (including all components thereof) (the “Estimated Closing Consideration”), accompanied by reasonable detail supporting such calculations substantially consistent with the detail in Exhibit D together with an unaudited consolidated balance sheet of the Company (reflecting the completions of the Pre-Closing Restructuring and the transactions contemplated by the Equity Purchase Agreement) (collectively, the “Pre-Closing Statement”). The Company shall prepare the Pre-Closing Statement based on the definitions of Closing Consideration and the components thereof and using the Accounting Methodology. An example Pre-Closing Statement is attached hereto as Exhibit D which calculates the Closing Consideration as if the Closing occurred on the Company Balance Sheet Date. After the delivery of the preliminary Pre-Closing Statement, the Company shall provide Buyer and its representatives reasonable access to the representatives, work papers and other books and records of the Company and its Subsidiaries and personnel and representatives that Buyer may reasonably require in order to evaluate the preliminary Pre-Closing Statement and the calculations set forth therein. At least five (5) Business Days prior to the Closing, the Company shall deliver to Buyer a preliminary Pre-Closing Statement for information purposes only (which will not be considered the Pre-Closing Statement for any purpose hereunder), and, in its preparation of the Pre-Closing Statement, the Company shall take into consideration any good faith, written comments timely provided by Buyer thereto for purposes of delivering the Pre-Closing Statement. It is understood and agreed that the EPA Consideration shall not be taken into account in any of the components of the Pre-Closing Statement other than with respect to the calculation of clause (i) of the definition of Closing Consideration.

(b) Post-Closing Statement. As promptly as practicable, but in no event later than ninety (90) calendar days after the Closing Date, Buyer shall prepare and deliver, or cause to be prepared and delivered, to the Securityholder Representative a statement (the “Post-Closing Statement”) setting forth Buyer’s good faith calculation of the Closing Consideration (including all components thereof), accompanied by reasonably detailed back-up documentation for such calculations and reasonably detailed reconciliations between the Post-Closing Statement and the calculation of the Estimated Closing Consideration in the Pre-Closing Statement. Buyer shall prepare the Post-Closing Statement based on the definitions of Closing Consideration and the components thereof and using the Accounting Methodology. If Buyer fails to deliver the Post-Closing Statement within ninety (90) calendar days following the Closing Date, then, the Securityholder Representative may, at the Securityholder Representative’s election, either (i) determine that the calculations of the amounts in the Pre-Closing Statement will be deemed to be the amounts set forth in the Post-Closing Statement, the Final Closing Consideration will be deemed to be the Estimated Closing Consideration, and the Adjustment Surplus and the Adjustment Shortfall will be deemed to be zero (0), and such amounts will be final and binding upon the Parties and the Securityholders for all purposes of this Agreement and not subject to appeal, absent fraud, or (ii) demand Buyer to deliver the Post-Closing Statement within ten (10) Business Days of the Securityholder Representative’s written demand therefor, in which case Buyer shall deliver the Post-Closing Statement on or prior to such tenth (10th) Business Day.

(c) Review of Post-Closing Statement. The Securityholder Representative may review the Post-Closing Statement for a period of thirty (30) Business Days following its receipt of the Post-Closing Statement (subject to extension as provided for below, the “Review Period”). During the Review Period, Buyer shall promptly (and in any event, within ten (10) Business Days following any such Securityholder Representative information request) make available to the Securityholder Representative, to the extent reasonably requested by the Securityholder Representative, Buyer’s and the Surviving Corporation’s books, records, work papers, personnel and such other information as the Securityholder Representative may require in order to evaluate the Post-Closing Statement and the calculations set forth therein. If the Securityholder Representative disputes the Post-Closing Statement or any part thereof, such statement must include an itemization of the Securityholder Representative’s objections and the reasons therefor (such statement, a “Dispute Statement”). Any component of the Post-Closing Statement that is not disputed in a Dispute Statement will be final and binding upon the Parties and the Securityholders and not subject to appeal, absent fraud. If the Securityholder Representative delivers a statement accepting the Post-Closing Statement, the Post-Closing Statement will be final and binding upon the Parties and the Securityholders and not subject to appeal, absent fraud.

(d) Dispute Resolution. If the Securityholder Representative delivers a Dispute Statement during the Review Period, then Buyer and the Securityholder Representative shall meet and attempt in good faith to resolve their differences with respect to the disputed items set forth in the Dispute Statement during the thirty (30) days immediately following Buyer’s receipt of the Dispute Statement or such longer period as Buyer and the Securityholder Representative may mutually agree in writing (the “Resolution Period”). Buyer and the Securityholder Representative shall set forth in a memorandum signed by Buyer and the Securityholder Representative any such disputed matters that are resolved during the Resolution Period and such memorandum will be final and binding upon the Parties and the Securityholders and not subject to appeal, absent fraud. If Buyer and the Securityholder Representative do not resolve all such disputed matters by the end of the Resolution Period, then Buyer and the Securityholder Representative shall submit all items remaining in dispute with respect to the Dispute Statement to Grant Thornton LLP, or if Grant Thornton LLP is unable or unwilling to be engaged or no longer independent at such time, Buyer and the Securityholder Representative shall reasonably agree upon another nationally recognized independent accounting firm, or consulting firm with significant arbitration experience related to purchase price adjustments in transactions of a similar size and nature (the “Accounting Firm”). The scope of the Accounting Firm’s engagement shall be limited to resolving the disputed items set forth in the Dispute Statement in accordance with, and by application of the terms (including the applicable definitions of) this Agreement, and the Accounting Firm shall have no authority over any other disagreement. Buyer and the Securityholder Representative shall cause the Accounting Firm to (w) act as an expert in accordance with this Section 1.14(d) and not as an arbitrator, (x) make all calculations based on the definitions of Closing Consideration and the components thereof and the Accounting Methodology even if there is a discrepancy with GAAP, (y) determine only those items remaining in dispute between Buyer and the Securityholder Representative and (z) only be permitted or authorized to determine an amount with respect to any such disputed item that is either the amount of such disputed item as proposed by Buyer in the Post-Closing Statement or the amount of such disputed item as proposed by the Securityholder Representative in the Dispute Statement or an amount in between the two amounts. Buyer and the Securityholder Representative shall enter into a customary engagement letter with the Accounting Firm at the time such dispute is submitted to the Accounting Firm and otherwise cooperate with the Accounting Firm. Each of Buyer and the Securityholder Representative may submit a written statement in support of their respective positions with respect to such disputed items, provide supporting material to the Accounting Firm in defense of their respective positions with respect to such disputed items and submit a written statement responding to the other Party’s position with respect to such disputed items. Subject to customary confidentiality and indemnity agreements, Buyer shall provide the Accounting Firm with access to its and the Surviving Corporation’s respective books, records, personnel and representatives and such other information as the Accounting Firm may require in order to render its determination. Any failure by Buyer to provide any such letter, agreement, statement or information will not prevent the Accounting Firm from proceeding with a determination as provided for herein. Any written submissions to the Accounting Firm must be delivered to each party to the dispute at the same time as submission to the Accounting Firm. Neither the Securityholder Representative nor Buyer may, and the Securityholder Representative and Buyer shall direct their respective Affiliates and its and their respective Representatives not to engage in ex parte discussion with the Accounting Firm. Buyer and the Securityholder Representative shall instruct the Accounting Firm to deliver to Buyer and the Securityholder Representative a written determination (including a description of the reasonable basis for its determinations and a worksheet setting forth all material calculations used in arriving at such determination) of the disputed items within thirty (30) days of receipt of the disputed items. Such determination will be final and binding upon the Parties and the Securityholders and not subject to appeal, absent fraud or manifest error. For clarity, the failure of the Accounting Firm to strictly conform to any deadline or time period contained herein will not render the determination of the Accounting Firm invalid and may not be used as a basis for seeking to overturn any determination rendered by the Accounting Firm. The costs and expenses of the Accounting Firm will be allocated between Buyer, on the one hand, and the Securityholder Representative (on behalf of the Contributing Securityholders), on the other hand, based upon the percentage that the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. For example, if the Securityholder Representative claims the Closing Consideration is $1,000 greater than the amount determined by Buyer, and Buyer contests only $500 of the amount claimed by the Securityholder Representative, and if the Accounting Firm ultimately resolves the dispute by awarding Buyer $300 of the $500 contested, then the costs and expenses of the Accounting Firm will be allocated forty percent (40%) (i.e., 200 ÷ 500) to Buyer and sixty percent (60%) (i.e., 300 ÷ 500) to the Securityholder Representative (on behalf of the Contributing Securityholders). Each of Buyer and the Securityholder Representative (on behalf of the Contributing Securityholders) shall pay the Accounting Firm the amount allocated to such Party in accordance with the preceding sentence.

(e) Post-Closing Payments.

(i) For purposes of this Agreement, “Final Closing Consideration” means the Closing Consideration and each of its components, as finally determined pursuant to this Section 1.14.

(ii) If the Final Closing Consideration is less than the Estimated Closing Consideration (the amount of such deficit, the “Adjustment Shortfall”), then Buyer and the Securityholder Representative shall promptly, and in any event within five (5) Business Days after such final determination, provide a joint written instruction to the Escrow Agent to deliver to Buyer from the Adjustment Escrow Fund an amount in cash equal to the lesser of the Adjustment Shortfall and the amount in the Adjustment Escrow Fund.

(iii) If the Final Closing Consideration is greater than the Estimated Closing Consideration (the amount of such surplus, the “Adjustment Surplus”), then, promptly, and in any event within five (5) Business Days after such final determination, Buyer shall pay or cause to be paid the Adjustment Surplus to the Contributing Securityholders (including by depositing the Adjustment Surplus with the Paying Agent with respect to any portion thereof payable to Non-Withholding Securityholders, and, with respect to any portion thereof payable to Withholding Securityholders, to the applicable payroll processor, in each case for further distribution to the Contributing Securityholders) in accordance with Section 1.5(a) and Section 1.9. The Parties acknowledge and agree that in no event shall the Adjustment Surplus exceed the Adjustment Escrow Amount.

(iv) Buyer and the Securityholder Representative shall promptly, and in any event within five (5) Business Days after the final determination of the Final Closing Consideration, provide a joint written instruction to the Escrow Agent to deliver all amounts remaining in the Adjustment Escrow Fund after giving effect to the distributions therefrom contemplated by Section 1.14(e)(ii) (the “Adjustment Escrow Release Amount”) to the Contributing Securityholders (including by depositing the Adjustment Escrow Release Amount with the Paying Agent with respect to the portion thereof payable to Non-Withholding Securityholders, and, with respect to any portion thereof payable to Withholding Securityholders, to the applicable payroll processor, in each case for further distribution to the Contributing Securityholders) in accordance with Section 1.5(a) and Section 1.9.

(v) Recovery from the Adjustment Escrow Fund is the sole and exclusive remedy of Buyer and its Affiliates for any Adjustment Shortfall and Buyer and its Affiliates will have no recourse against any Securityholder for any such amount.

(vi) For clarity, except for fraud committed by a Party, the process set forth in this Section 1.14 is the sole and exclusive remedy of Buyer and its Affiliates, on the one hand, and the Securityholder Representative and the Contributing Securityholders, on the other hand, for disputes relating to the Pre-Closing Statement and the Post-Closing Statement, and the calculation of the Closing Cash, the Company Net Working Capital Adjustment, the Company Warehouse Working Capital Adjustment, the Closing Indebtedness and the Third Party Expenses, and no Person will have any other right to any amounts under this Agreement for matters contemplated or covered by this Section 1.14 (except as to the Securityholder Representative with respect to the Contributing Securityholders in accordance with Section 8.4(b)).

(f) Tax Treatment. The Parties shall treat any payment made under this Section 1.14 as an adjustment to the Closing Consideration for Tax purposes, to the maximum extent permitted by applicable Law.

1.15 Taking of Further Action. If, at any time after the Effective Time, any further action is necessary to carry out the purposes of this Article I and to vest the Surviving Corporation with full right, title and possession to all assets, rights, privileges, powers and franchises of the Company and Merger Sub, Buyer and the Surviving Corporation are fully authorized in their respective names to take, all such lawful and necessary or desirable action in furtherance thereof so long as such action is not inconsistent with this Agreement.

Article II
CLOSING AND CONDITIONS TO CLOSING

2.1 Closing. Buyer and the Company shall cause the consummation of the Merger (the “Closing”) to take place as soon as practicable, but no later than two (2) Business Days, after the satisfaction or waiver of the last of the conditions set forth in Section 2.3 to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions as of the Closing) (the “Conditions Satisfaction Date”), or at such other time as the Company and Buyer agree (the actual date on which the Closing takes place being the “Closing Date”); provided, however that, solely to the extent both (a) the date that is two (2) Business Days after the Conditions Satisfaction Date occurs in the last three weeks of the month of March, June, September or December and (b) the Required Financial Statements have not been delivered to Buyer prior to the Conditions Satisfaction Date (such date of delivery, the “Relevant Financials Delivery Date”), the Closing shall occur at the later of (i) the date that is two (2) Business Days after the Conditions Satisfaction Date or (ii) the first Business Day of the following month (such date, the “Modified Date”). The Closing will take place by remote exchange and mutual release of documents and signature pages via electronic transfer and funds via wire transfer or by such other method as Buyer and the Company agree. Except as may otherwise be expressly provided in this Agreement, all proceedings to be taken on the Closing Date and all documents to be executed at the Closing shall be deemed to have been taken, delivered and executed simultaneously, and no proceeding shall be deemed taken nor documents deemed executed or delivered until all have been taken, delivered and executed.

2.2 Closing Deliverables.

(a) At or prior to the Closing Date, the Company shall deliver, or cause to be delivered, to Buyer the following documents:

(i) a certificate executed on behalf of the Company by an officer of the Company to the effect that the conditions set forth in Sections 2.3(b)(i), 2.3(b)(ii) and 2.3(b)(iii) have been satisfied (except to the extent waived by Buyer);

(ii) evidence that the “tail” insurance policy (or policies, as applicable) described in Section 6.12(b) is able to be put into full force and effect as of the Closing;

(iii) the OFAC License in a form that permits the cancellation, conversion of the Sanctioned Shares and the payment of the Per Share Gross Amount with respect thereto without violation of applicable Law;

(iv) resignations, in customary form (and without any requirement that such signatory release any claims in connection therewith) from each of the existing non-employee managers, directors, and officers of the Company and its Subsidiaries identified by Buyer at least ten (10) Business Days prior to the Closing, together with all corporate approvals and/or authorizations required to effect the foregoing resignations;

(v) the Payoff Letters, duly executed by the administrative agents, similar agents or lenders party thereto, and the validly and duly executed IRS Form W-9 or the appropriate series of IRS Form W-8 from each such administrative agent, similar agent or lender, provided, that, upon the failure of any such person to provide such IRS Form W-9 or appropriate version of IRS Form W-8, the applicable withholding agent shall only be entitled to deduct and withhold Taxes pursuant to Section 1.11, and shall not delay Closing or delivery of payments under this Agreement;

(vi) the Warrant Termination Agreements, duly executed by each holder of Company Warrants, with respect to such holder’s Company Warrants;

(vii) each of the other Related Agreements to which the Company is contemplated to be a party, duly executed by the Company;

(viii) all Governmental Consents and Notices set forth on Schedule 3.5 under the header “Prior Approval” and evidence of the delivery of the notices described under the header “Pre-Transaction Notice”;

(ix) the Required Financial Statements; and

(x) evidence as required by Section 6.20 of the termination of the agreements listed on Schedule 6.20.

(b) At or prior to the Closing, Buyer and Merger Sub shall deliver, or cause to be delivered, to the Company the following documents:

(i) a certificate executed on behalf of each of Buyer and Merger Sub by an officer of Buyer and Merger Sub, respectively, to the effect that the conditions set forth in Sections 2.3(c)(i) and 2.3(c)(ii) have been satisfied (except to the extent waived by the Company);

(ii) each of the other Related Agreements to which Buyer or Merger Sub is contemplated to be a party, duly executed by Buyer or Merger Sub, as applicable; and

(iii) the Escrow Agreement and Paying Agent Agreement, duly executed by the Escrow Agent and Paying Agent.

(c) At or prior to the Closing, the Company shall deliver, or cause to be delivered, to Buyer the Escrow Agreement duly executed by the Securityholder Representative.

2.3 Closing Conditions.

(a) Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of Buyer and Merger Sub, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that any one or more of the following conditions may be waived in writing, in whole or in part, by each of the Buyer and the Company, unless prohibited by applicable Law):

(i) No Injunctions, Orders or Restraints; Illegality. There must be no preliminary or permanent injunction or other order, decree or ruling issued by a court or other Governmental Entity of competent jurisdiction and there must be no Law promulgated or enacted by any Governmental Entity of competent jurisdiction that, in each case, would or would reasonably be expected to (A) make the consummation of the Merger, illegal or (B) otherwise prohibit the consummation of the Merger. For purposes of clarity, a “close at your own risk” letter provided by the Federal Trade Commission, Department of Justice, or any other Governmental Entity of competent jurisdiction will not result in a failure of the condition set forth in this Section 2.3(a)(i) to be satisfied.

(ii) Competition Regulatory Approvals. All waiting periods (and extensions thereof) applicable to the Merger under the HSR Act must have expired or terminated must have been received or be deemed to be received by virtue of the expiration or termination of any applicable waiting period.

(iii) Stockholder Approval. This Agreement must have been adopted by the Required Stockholder Vote.

(iv) Equity Purchase Agreement. The closing of the Equity Purchase Agreement (the “EPA Closing”) must have occurred.

(b) Additional Conditions to the Obligations of Buyer and Merger Sub. The obligations of Buyer and Merger Sub to effect the Merger are subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that any one or more of the following conditions may be waived in writing by Buyer):

(i) Representations and Warranties.

(1) The representations and warranties of the Company in Article III (other than the Company Fundamental Representations and the Capitalization Representations) must be true and correct in all respects (disregarding all qualifications or limitations as to “materially”, “Company Material Adverse Effect” and words of similar import set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though then made (except to the extent any such representation or warranty expressly relates or speaks to a specific date, in which case such representation or warranty must be true and correct as of such other date), except where the failure of such representations and warranties to be so true and correct has not had, individually or in the aggregate with any other failures of such representations and warranties to be true and correct, a Company Material Adverse Effect.

(2) The Company Fundamental Representations must be true and correct in all material respects (disregarding all qualifications or limitations as to “materially”, “Company Material Adverse Effect” and words of similar import set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though then made (except to the extent any such representation or warranty expressly relates or speaks to a specific date, in which case such representation or warranty must be true and correct in all material respects as of such other date).

(3) The representations and warranties set forth in Section 3.6(a), Section 3.6(b), the first sentence of Section 3.6(c) and Section 3.6(f) (the “Capitalization Representations”) must be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though then made (except to the extent any such representation or warranty expressly relates or speaks to a specific date, in which case such representation or warranty must be true and correct as of such other date), except for inaccuracies that are de minimis; provided, however, that if any immaterial inaccuracies (or the effects thereof) are corrected in the Payment Spreadsheet, such immaterial inaccuracies will be deemed de minimis inaccuracies.

(ii) Performance of Covenants. The Company must have performed, in all material respects, its covenants under this Agreement required to be performed by the Company at or prior to the Closing.

(iii) No Company Material Adverse Effect. There must have been no Company Material Adverse Effect that has occurred and is continuing.

(iv) Closing Deliverables. The Company must have delivered to Buyer the closing deliverables set forth in Section 2.2(a) and Section 2.2(c), respectively.

(v) OFAC License. The Company shall have obtained the OFAC License (which must remain in full force and effect) in a form that permits the cancellation, conversion of the Sanctioned Shares and the payment of the Per Share Gross Amount with respect thereto without violation of applicable Law, and shall have taken all actions required by the OFAC License in order for the Parties to complete the transactions contemplated by this Agreement. Unless otherwise directed by OFAC, the Company shall have opened a separate bank account for the purposes specified in Section 1.6.

(vi) Stockholder Approval. This Agreement must have been adopted by the affirmative vote or consent of at least at ninety percent (90%) of the issued and outstanding shares of Company Capital Stock, voting together on an as-converted to Company Common Stock basis.

(vii) Pre-Closing Restructuring. The (x) LLC Conversions shall have been completed in accordance with the terms of the Equity Purchase Agreement and this Agreement and thereafter the Reorganization shall have been completed in accordance with the terms of the Equity Purchase Agreement and this Agreement, and (y) the Company and its Subsidiaries shall, after the completion of the Reorganization and immediately following the Effective Time, possess all permits required for the conduct of their respective businesses, except, in each case of the foregoing clauses (x) and (y), where the failure to complete any action or possess any such permits does not, individually or in the aggregate, have more than an adverse de minimis effect on the Buyer or any of its Affiliates or the Company and its Subsidiaries (including in respect of their respective financial condition, tax position, and legal or regulatory compliance) or the operation of their respective businesses. For purposes of this Agreement, the terms “LLC Conversions” and “Reorganization” shall have the meanings given to such terms in the Equity Purchase Agreement.

(c) Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that any one or more of the following conditions may be waived in writing by the Company):

(i) Representations and Warranties.

(1) The representations and warranties of Buyer and Merger Sub in this Agreement (other than the Buyer Fundamental Representations) must be true and correct (disregarding all qualifications or limitations as to “materially”, “Material Adverse Effect” and words of similar import set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties (except to the extent any such representation or warranty expressly relates or speaks to a specific date, in which case such representation or warranty must be true and correct as of such other date), in each case, except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate with any other failures of such representations and warranties to be true and correct, prevent or materially delay or materially impair Buyer’s or Merger Sub’s ability to consummate the Merger or any of the other transactions contemplated hereby.

(2) The Buyer Fundamental Representations must be true and correct in all material respects (disregarding all qualifications or limitations as to “materially”, “Material Adverse Effect” and words of similar import set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties (except to the extent any such representation or warranty expressly relates or speaks to a specific date, in which case such representation or warranty must be true and correct in all material respects as of such other date).

(ii) Performance of Covenants. Buyer and Merger Sub must have performed in all material respects their respective covenants under this Agreement required to be performed by either of them at or prior to the Closing.

(iii) Closing Deliverables. Buyer and Merger Sub must have delivered to the Company the closing deliverables set forth in Section 2.2(b).

(d) Closing Contingent. Notwithstanding anything to the contrary set forth in this Agreement, in the event that the consummation of the transactions contemplated hereby, including the Merger, are not consummated, the EPA Closing shall be and shall be deemed to be void and of no further force or effect.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in disclosure schedule dated as of the Agreement Date and delivered herewith by the Company to Buyer (the “Disclosure Letter”) and subject to Section 9.2(b), the Company hereby represents and warrants to each of Buyer and Merger Sub as follows:

3.1 Organization, Standing and Power. The Company is a corporation duly incorporated, validly existing and in good standing under Delaware Law. The Company has the requisite corporate power and authority to own, lease and operate its Assets and to carry on the Current Company Business. The Company is duly qualified to do business, and is in good standing (if such concept is applicable in the relevant jurisdiction) in each jurisdiction where the character of the properties owned, leased or operated by it or the character or location of its assets or properties (whether owned, leased or licensed) or nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect. The Company has Made Available true, complete and correct copies of the Company Organizational Documents as of the date of this Agreement.

3.2 Subsidiaries. Section 3.2 of the Disclosure Letter sets forth, as of the Agreement Date, a list of each of the Subsidiaries of the Company and the names of the record owners of all securities and other Equity Interest in each such Subsidiary. The Company owns, directly or indirectly, all issued and outstanding capital stock or other Equity Interests of such Subsidiaries, free and clear of any Liens (other than Permitted Liens arising or by reason of applicable securities Laws). No Subsidiary of the Company has any outstanding options, warrants, purchase rights, conversion rights, exchange rights or similar rights convertible into or exercisable or exchangeable for, or giving any Person (other than the Company or any of its Subsidiaries), directly or indirectly (whether with or without the occurrence of any contingency), a right to subscribe for or acquire, any equity interests of such Subsidiary or entitling any other Person (other than the Company or any of its Subsidiaries) to share in the equity, profits, earnings, losses or gains of such Subsidiary, in each case, other than the Equity Purchase Agreement. Each Subsidiary is duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization and has all of the requisite organizational power and authority to own, operate and lease its Assets and to carry on its current business. Each such Subsidiary is duly qualified to do business, and is in good standing (if such concept is applicable in the relevant jurisdiction), in each jurisdiction where the character of the properties owned, leased or operated by it or the character or location of its assets or properties (whether owned, leased or licensed) or nature of its activities makes such qualification necessary, in each case except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect. The Company has Made Available true, complete and correct copies of the organizational documents of each of the Company’s Subsidiaries as of the Agreement Date. Except for the Company’s or any of its Subsidiaries’ ownership interest in such Subsidiaries, neither the Company nor its Subsidiaries own any capital stock or any other equity interests in any other Person.

3.3 Authority.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and each other Merger Document to which it is, or at the Closing is contemplated to be, a party and to perform its obligations hereunder and thereunder and, subject to the receipt of the Required Stockholder Vote, to consummate the transactions contemplated hereby and thereby, including the Merger. The affirmative vote or consent of (i) at least a majority of the issued and outstanding shares of Company Series A Preferred Stock, Company Series B Preferred Stock, Company Series C-1 Preferred Stock and Company Series C-2 Preferred Stock voting together as a single class, and (ii) at least a majority of the issued and outstanding shares of Company Capital Stock, voting together on an as-converted to Company Common Stock basis, are the only votes or consents of the holders of any Company Capital Stock necessary under Delaware Law and the Company Organizational Documents to adopt this Agreement and approve the Merger (the “Required Stockholder Vote”).

(b) The board of directors of the Company has (i) declared that the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and the stockholders of the Company, (ii) approved this Agreement in accordance with the provisions of Delaware Law, (iii) directed that this Agreement and the Merger be submitted to the stockholders of the Company for their adoption and approval by written consent, and (iv) resolved to recommend that the stockholders of the Company adopt this Agreement and approve the Merger.

(c) This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement constitutes a valid and binding obligation of the other Parties, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar applicable Law affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law (collectively, the “Enforceability Limitations”). Each of the Related Agreements delivered on the Agreement Date has been duly authorized, executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by the other party or parties thereto, constitute a legal, valid and binding agreements of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations.

3.4 Non-Contravention. The execution and delivery of this Agreement by the Company does not, and the consummation by the Company of the transactions contemplated hereby to occur at or prior to the Closing will not, conflict with, or result in any breach, violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, modification or acceleration of any right or obligation or loss of any benefit under, or require any notice, consent, waiver, or approval under, (a) subject to receipt of the Required Stockholder Vote, any provision of the Company Organizational Documents, (b) any Material Contract, or (c) subject to receipt of the Required Stockholder Vote, any Law binding on the Company or any of its Subsidiaries or any of their Assets, except (i) in the case of clauses (b) and (c), where such termination, cancellation, modification, acceleration, loss, breach, violation or default, or failure to give any such notice or obtain any such consent, waiver or approval, would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and its Subsidiaries taken as a whole, or materially impair or delay the performance by the Company of its obligations under this Agreement, and (ii) in the case of clause (c), for the Buyer Governmental Consent Exceptions.

3.5 Necessary Consents. No consent, approval, order or authorization of, or registration, declaration or filing with a Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries at or prior to the Effective Time in order for the Company to execute and deliver this Agreement or to consummate the transactions contemplated by this Agreement, including the Merger, except for (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (b) such filings as may be required under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any applicable non-U.S. antitrust Laws (collectively “Antitrust Laws”), and (c) the Governmental Consents and Notices set forth on Schedule 3.5 (the “Governmental Consents and Notices”).

3.6 Capitalization.

(a) The authorized capital stock of the Company consists of: (i) 100,000,000 shares of common stock par value $0.0000167 per share (the “Company Common Stock”), 21,555,431 of which are issued and outstanding as of the Agreement Date and (ii) 38,748,883 shares of preferred stock, par value $0.0000167 per share (“Company Preferred Stock”), consisting of (A) 11,742,840 shares of series A preferred stock of the Company (“Company Series A Preferred Stock”), 10,704,564 of which are issued and outstanding as of the Agreement Date, (B) 6,663,192 shares of series B preferred stock of the Company (“Company Series B Preferred Stock”), 6,402,360 of which are issued and outstanding as of the Agreement Date, (C) 6,575,384 shares of series C-1 preferred stock of the Company (“Company Series C-1 Preferred Stock”), 6,570,711 of which are issued and outstanding as of the Agreement Date, (D) 5,189,927 shares of series C-2 preferred stock of the Company (“Company Series C-2 Preferred Stock”) 5,189,927 of which are issued and outstanding as of the Agreement Date, and (E) 8,577,540 shares of series D preferred stock of the Company (“Company Series D Preferred Stock”), 3,457,119 of which are issued and outstanding as of the Agreement Date. Section 3.6(a) of the Disclosure Letter sets forth all of the outstanding Equity Interests of the Company and the names of the holders thereof as of the Agreement Date.

(b) The Company Equity Incentive Plans have been duly authorized, approved and adopted by the board of directors of the Company and the stockholders of the Company. As of the Agreement Date, there were 16,581,525 shares of Company Common Stock reserved for issuance under the Company Equity Incentive Plans, of which 13,718,200 shares of Company Common Stock were subject to outstanding Company Options, 2,643,956 shares of Company Common Stock were reserved for future grants, and 219,369 shares of Company Common Stock were subject to outstanding Company RSUs. Section 3.6(b)(i) of the Disclosure Letter sets forth, as of the Agreement Date, for each outstanding Company Option and Company RSU, as applicable, the (i) name of the holder thereof, (ii) whether such holder is or was an employee, consultant or director of the Company or any of its Subsidiaries at the time of grant of such Company Option or Company RSU, (iii) the grant date and expiration date thereof, (iv) the exercise price per share and the number of shares of Company Common Stock underlying such Company Option or Company RSU, if any, and (v) whether such Company Option was intended to qualify as an incentive stock option as defined in Section 422 of the Code. As of the Agreement Date, 42,972 shares of Company Common Stock were subject to issuance pursuant to the vested Company Warrants at a price of $3.29 per share. Section 3.6(b)(ii) of the Disclosure Letter sets forth, as of the Agreement Date, for each outstanding Company Warrant, the (i) name of the holder thereof, (ii) the grant date and expiration date thereof (if applicable) and (iii) the exercise price per share and the number of shares of Company Common Stock underlying such Company Warrant, if any.

(c) Except as set forth in Section 3.6(a) or Section 3.6(b) of the Disclosure Letter, as of the Agreement Date, there are (i) no shares of Company Capital Stock or voting securities of the Company, (ii) convertible or exchangeable securities or commitments of any character, contingent or otherwise, whatsoever, relating to the capital stock of, or other Equity Interest in, the Company, (iii) outstanding or authorized subscriptions, including options, warrants, calls, preemptive or other rights (including any conversion rights or rights of exchange), agreements, arrangements, restrictions, or commitments of any kind relating to the issuance, sale, delivery, transfer, redemption, purchase, repurchase, conversion or exchange of any shares of capital stock of any class or other Equity Interests of the Company, (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to the Company Capital Stock or any other Equity Interests of the Company or (v) commitments or agreements that are outstanding to which the Company is a party or by which it is bound, obligating the Company to issue, deliver, or sell, or cause to be issued, delivered or sold, any shares of Company Capital Stock or any other Equity Interests of the Company or obligating the Company to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any option, warrant, put, or call with respect to shares of Company Capital Stock or other Equity Interests of the Company. As of the Agreement Date, except as set forth in Section 3.6(b) of the Disclosure Letter, there are no contracts, commitments or agreements that may affect the voting, dividend rights or transfer of, or that provides registration rights with respect to, any shares of outstanding Company Capital Stock or any other Equity Interests of the Company.

(d) All outstanding shares of Company Capital Stock (i) are duly authorized, validly issued, fully paid and nonassessable, and (ii) were not issued in violation of any preemptive rights, purchase options, call or right of first refusal or similar right relating to the issuance, sale, delivery, transfer or redemption by the Company of any shares of Company Capital Stock, the Company Organizational Documents, or any agreement to which the Company is a party or by which it is bound. The Company Series A Preferred Stock is convertible on a one-share-for-one-share basis into Company Common Stock. As of the Agreement Date, there are no declared and unpaid dividends on any share of Company Capital Stock.

(e) All Company Options and Company RSUs were granted in accordance with the terms of the applicable Company Equity Incentive Plans and with applicable Law. All Company Options (including the exercise price or methodology for determining the exercise price) and Company RSUs, in each case, including the substantive terms thereof, have been appropriately authorized by the board of directors of the Company or an appropriate committee thereof as of the applicable date of grant.

(f) With respect to each Securityholder for whom a Securityholder Loan Balance is attributable, any consideration owed to such holder pursuant to Section 1.5(a), Section 1.8(a), Section 1.8(b) and Section 1.9 shall be sufficient to satisfy such Securityholder’s Loan Balance in full.

3.7 Financial Statements; Accounting Controls. Section 3.7 of the Disclosure Letter sets forth (a) the audited consolidated balance sheets, statement of operations, statement of comprehensive income, statement of changes in stockholders’ equity, and statement of cash flows of the Company and its Subsidiaries as of and for the fiscal years ended December 31, 2023, December 31, 2024 and December 31, 2025 (the “Audited Financial Statements”), and (b) the unaudited consolidated balance sheet, statement of operations, statement of comprehensive income and statement of cash flows of the Company and its Subsidiaries as of and for the three month period ending March 31, 2026 (the financial statements referenced in the foregoing clause (b) the “Unaudited Financial Statements” and, together with the Audited Financial Statements, collectively, the “Company Financial Statements”, and such balance sheet as of March 31, 2026, the “Company Balance Sheet”, and such date, the “Company Balance Sheet Date”). Except as set forth on Section 3.7 of the Disclosure Letter, the Company Financial Statements fairly present, in each case in all material respects, in accordance with GAAP, the financial condition of the Company and its Subsidiaries as of the dates indicated therein and the results of operations, comprehensive income and cash flows of the Company and its Subsidiaries for the periods indicated therein (except that the Unaudited Financial Statements do not contain footnotes and are subject to normal year-end adjustments).

3.8 Absence of Undisclosed Liabilities; Indebtedness.

(a) The Company and its Subsidiaries have no liabilities of the type required to be accrued or reserved on a balance sheet prepared in accordance with GAAP as of the Agreement Date, except for (a) liabilities shown on the Company Balance Sheet, (b) liabilities which have arisen in the Ordinary Course of Business since the Company Balance Sheet Date, (c) executory performance obligations or other liabilities pursuant to Contracts, (d) liabilities incurred in connection with this Agreement, the Merger or the other transactions contemplated hereby (or any other transaction similar to the Merger), (e) liabilities that would be included in Closing Indebtedness, Third Party Expenses, Company Net Working Capital, the Company Warehouse Working Capital or Buyer Expenses, or (f) other liabilities that are not material to the Company and its Subsidiaries, taken as a whole.

(b) Section 3.8(b) of the Disclosure Letter sets forth all Indebtedness of the Company and each of its Subsidiaries as of the Agreement Date of the type set forth in section (a) of the definition thereof. The Company has Made Available a true, correct, and complete copy of each Contract or other instrument evidencing such Indebtedness of the Company and each of its Subsidiaries as of the Agreement Date. With respect to each such item of Indebtedness, neither the Company nor any of its Subsidiaries is in default and no payments are past due as of the Agreement Date.

3.9 Absence of Certain Changes.

(a) Since the Company Balance Sheet Date, the Company and each of its Subsidiaries have conducted business in the Ordinary Course of Business other than activities undertaken in connection with the negotiation of this Agreement and the sale process undertaken with respect thereto (including the Pre-Closing Restructuring).

(b) Since the Company Balance Sheet Date through the Agreement Date, a Company Material Adverse Effect has not occurred.

(c) Since the Company Balance Sheet Date, the Company has not taken any action that, if taken or proposed to be taken after the Agreement Date, would be prohibited by Section 5.1(a), Section 5.1(b), Section 5.1(c), Section 5.1(d), Section 5.1(f), Section 5.1(g), Section 5.1(i), Section 5.1(k), Section 5.1(o), Section 5.1(r), Section 5.1(t), Section 5.1(u), Section 5.1(v) or Section 5.1(w).

3.10 Intellectual Property.

(a) Title. The Company or one of its Subsidiaries solely and exclusively owns, free and clear of all Liens other than Permitted Liens, all of the Company IP Rights. The Company has not granted any third party any exclusive rights under any Company IP Rights.

(b) Registered IP Rights. Section 3.10(b) of the Disclosure Letter sets forth a list of (i) the Company IP Rights that are registered, filed or issued with or under the authority of any Governmental Entity and (ii) the domain names owned by the Company or any of its Subsidiaries ((i) and (ii), collectively, “Company Registered IP Rights”), and identifies for each, as applicable, the record (and if different, beneficial) owner, the registration, patent or application number and date, and the jurisdiction or domain name registrar. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, the Company Registered IP Rights are subsisting, and the issued Patent Rights, registered Trademark Rights and registered copyrights that are included in the Company Registered IP Rights are valid and enforceable. None of the Company or any of its Subsidiaries has received any notice from, and there are no pending Actions or claims against the Company or any of its Subsidiaries by, any third party challenging or threatening to challenge the right, title or interest of the Company or any of its Subsidiaries in, to or under the Company Registered IP Rights or claiming that any Company Registered IP Rights are invalid or unenforceable or challenging the scope or use thereof, excluding office actions issued in the ordinary course of prosecution.

(c) Inbound and Outbound IP Agreements. Section 3.10(c)(i) of the Disclosure Letter lists all Outbound IP Agreements and Section 3.10(c)(ii) of the Disclosure Letter lists all Inbound IP Agreements (collectively, the “IP Agreements”).

(d) Non-Infringement. The conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate, dilute or otherwise violate, and since the Lookback Date has not infringed, misappropriated, diluted or otherwise violated, the IP Rights of any other Person, except as would not reasonably be expected to be material to the Company and its Subsidiaries. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, (i) there is no Action pending or threatened against the Company or any of its Subsidiaries, and (ii) since the Lookback Date, neither the Company nor any of its Subsidiaries has received any notice from any other Person, in each case of (i) and (ii), alleging or claiming that the operation of the business of the Company and its Subsidiaries infringes, misappropriates, dilutes or otherwise violates the IP Rights of any other Person. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, (i) there is no Action pending or threatened by the Company or any of its Subsidiaries against any other Person, and (ii) neither the Company nor any of its Subsidiaries has given notice to any other Person, in each case of (i) and (ii), alleging or claiming that such Person infringes, misappropriates, dilutes or otherwise violates the Company IP Rights.

(e) Invention Assignment and Confidentiality Agreement. The Company or one of its Subsidiaries has secured from all (i) founders, employees, contractors, consultants and other Persons who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of IP Rights purported to be owned by the Company or any of its Subsidiaries and material to the Current Company Business and (ii) named inventors of Patent Rights owned or purported to be owned by the Company or any of its Subsidiaries (any Person described in clause (i) or (ii), a “Contributor”), except where ownership vests in the Company or its relevant Subsidiary under applicable Law, exclusive ownership of, all of the Contributors’ right, title and interest in and to such Company IP Rights and a waiver of the Contributor’s moral rights therein.

(f) Confidential Information. The Company and its Subsidiaries take commercially reasonable measures to protect the confidentiality of confidential or non-public information (i) that the Company and its Subsidiaries maintain as confidential, including all of their material trade secrets, and (ii) provided by any third party to the Company or any of its Subsidiaries that the Company or such Subsidiary is obligated to protect as confidential ((i) and (ii), collectively, “Confidential Information”). All employees, contractors and consultants and other Persons having access to Confidential Information that is material to the Current Company Business have executed and delivered to the Company or one of its Subsidiaries a written agreement regarding the protection of such Confidential Information or are otherwise bound by legally enforceable ethical, fiduciary or professional obligations to protect the confidentiality of such Confidential Information. There has been no unauthorized disclosure by the Company (or any of its employees, contractors or consultants) of any Confidential Information embodying Company IP Rights or that is otherwise material to the Current Company Business that would compromise the status, protectability or confidentiality of such Confidential Information.

(g) Governmental Funding. No government funding, facilities, resources or personnel of a university, college or other educational institution, or any Governmental Entity, were used in the development of any IP Rights that are purported to be owned by and material to the Current Company Business.

(h) Source Code. The Company and its Subsidiaries possess the source code for all versions of Software owned by the Company and its Subsidiaries that is material to the Current Company Business (“Company Software”), together with such documentation as is reasonably necessary to enable competent programmers to maintain, support, further develop, and otherwise modify the Company Software. Neither the Company nor any of its Subsidiaries has licensed, disclosed or delivered, or permitted the disclosure or delivery, or is required to provide or otherwise make available, to any escrow agent or other Person, any source code for the Company Software, except for disclosures to employees, contractors, service providers, or consultants who require access to such source code to provide services to the Company and its Subsidiaries under written agreements that contain reasonable prohibitions on the use or disclosure of such source code except in the performance of services for the Company and its Subsidiaries.

(i) Open Source. The Company and its Subsidiaries are in compliance in all material respects with the terms and conditions of all licenses for the Open Source Software to which they are subject. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, none of the Company or any of its Subsidiaries has incorporated Open Source Software into a Company Offering in any manner that would, with respect to any Software incorporated into such Company Offering (other than the Open Source Software itself), (i) require disclosure, licensing or distribution thereof in source code form, (ii) require the licensing thereof for the purpose of making derivative works, (iii) permit the decompilation, disassembly, or reverse engineering of any Company Offering, or (iv) impose any restriction on the consideration to be charged for the distribution thereof.

(j) IT Systems. The Company IT Systems are in good working condition, operate in all material respects as required for the conduct of the Current Company Business, and have not materially malfunctioned or failed since the Lookback Date. The Company and its Subsidiaries have in place commercially reasonable measures to protect the availability and integrity of the Company IT Systems and commercially reasonable data back-up and storage, business continuity and disaster recovery plans, policies and procedures.

(k) Artificial Intelligence. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, the Company and its Subsidiaries comply with applicable Law with respect to their use of artificial intelligence and machine learning technologies, and maintain and implement commercially reasonable policies and measures to ensure the ethical and responsible use of such technologies, including to identify and mitigate bias in training data or in the algorithmic models used therein, and to avoid infringement or other violation of IP Rights or other rights of third parties.

3.11 Privacy and Information Security.

(a) Since the Lookback Date, except in each case as would not reasonably be expected to be material to the Company and its Subsidiaries, the Company and its Subsidiaries comply and have complied with and, to the Company’s Knowledge, all third parties processing Personal Data on behalf of the Company and its Subsidiaries (collectively, “Data Partners”) comply and have complied with (in the case of Data Partners, to the extent relating to the processing of Personal Data on behalf of the Company and its Subsidiaries):

(i) the requirements of all applicable Laws and legally-binding guidance and industry standards governing privacy, data protection, or information security, or the processing of Personal Data, including with respect to data breach notification, website and mobile application privacy policies and practices, consumer protection, artificial intelligence, the processing and security of payment card information (including, to the extent applicable, the Payment Card Industry Data Security Standard and other applicable card association rules), restrictions on access to Personal Data or other protected information (including the DOJ DSP Rule), wiretapping, the interception of electronic communications, the tracking or monitoring of online activity, and email, text message, or telephone communications (collectively, “Privacy Laws”);

(ii) all published policies, notices, and representations of the Company regarding privacy, information security, or the processing of Personal Data (collectively, the “Privacy Policies”); and

(iii) the Company’s or any of its Subsidiaries’ obligations regarding privacy, data protection, or information security under any Contract to which the Company or any of its Subsidiaries is a party (collectively (i) through (iii), the “Privacy Requirements”).

(b) The execution and delivery of this Agreement by the Company does not, and the consummation by the Company of the Merger will not, result in the Company and its Subsidiaries being in material breach of any applicable Privacy Requirements or otherwise materially prohibit the transfer of Personal Data to the Buyer in any material respect.

(c) The Company and its Subsidiaries have, and except as would not reasonably be expected to be material to the Company and its Subsidiaries, have required all Data Partners to have, at all times since the Lookback Date, taken commercially reasonable technical, physical, and organizational measures and have implemented and enforced a written information security program, in each case, compliant with applicable Privacy Requirements designed to protect Personal Data, their material confidential information, and the IT systems used by the Company and its Subsidiaries, against Security Incidents. The Company and its Subsidiaries regularly test their written information security program by conducting security audits, penetration tests, and/or vulnerability scans, and the Company and its Subsidiaries have not identified any high- or critical-severity vulnerabilities that have not been remediated in all material respects. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, since the Lookback Date, neither the Company nor its Subsidiaries, or, to the Knowledge of the Company, any Data Partner processing Personal Data on behalf of the Company, has experienced any Security Incident.

(d) Since the Lookback Date and except as would not reasonably be expected to be material to the Company and its Subsidiaries, in relation to any Security Incident and/or violation of a Privacy Requirement, (i) the Company and its Subsidiaries have not notified or been required by applicable Privacy Requirements to notify any Person, and (ii) there have been no Actions, notices, inquiries, requests, claims, complaints, written correspondence or other communications received by the Company or its Subsidiaries in writing from any Person, and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries have been the subject of any investigation by any Governmental Entity.

3.12 Material Contracts.

(a) Section 3.12(a) of the Disclosure Letter sets forth a list of all of the Material Contracts. The Company has Made Available a true, complete and correct copy of each Material Contract (and all amendments or modifications thereto) as of the Agreement Date (other than associated purchase orders, work orders or other similar documents or ancillary agreements, schedules or other documents executed in the Ordinary Course of Business, which, in each case, are not required to be listed but will still be deemed to be “Material Contracts” hereunder) that has not expired, been terminated or been superseded. For purposes of this Agreement, “Material Contract” means the IP Agreements and each of the following Contracts pursuant to which the Company or any of its Subsidiaries is a party, in each case, as of the Agreement Date, excluding the Excluded Contracts and any Contracts related to loans made by the Company or any of its Subsidiaries in the Ordinary Course of Business (the “Excluded Loans”):

(i) each Contract with a Large Supplier;

(ii) each Contract evidencing Indebtedness of the type described in clause (a) of the definition thereof of the Company or any of its Subsidiaries;

(iii) each Contract that contains a covenant expressly limiting in any material respect either (A) the type of business in which the Company or any of its Subsidiaries may engage, or (B) the locations in which any of them may so engage any business, excluding, in each case of (A) and (B), employee non-solicitation, non-hire or similar restrictions;

(iv) each Contract establishing a joint venture or a legal partnership;

(v) each Contract (A) granting most favored nation pricing or (B) containing any right of first refusal, right of first negotiation or right of first offer, in each case of (A) and (B), in favor of a party other than the Company or one of its Subsidiaries;

(vi) each Contract entered into for the resolution or settlement of any Action pursuant to which (A) the Company or any of its Subsidiaries has continuing material obligations (excluding, for the avoidance of doubt, routine obligations undertaken in connection with the settlement of an Action), or (B) that involved a payment by the Company or any of its Subsidiaries of more than $100,000 and was entered into on or after January 1, 2026;

(vii) each Contract to effect the acquisition or disposition of material assets (excluding the acquisition or disposition of real estate that was secured by a loan in default in the Ordinary Course of Business) or any equity interest in any business enterprise by the Company or any of its Subsidiaries outside the Ordinary Course of Business;

(viii) any Contract with any employee, individual independent contractor or other individual service provider (or single-member entity service provider) providing for (A) cash compensation in excess of $300,000 per year or (B) any severance, termination or notice payments or benefits upon a termination of the applicable service provider’s employment or other service with the Company or any Subsidiary thereof;

(ix) each Contract under which the Company or any of its Subsidiaries has any obligation to make a capital contribution to or purchase any securities of any Person;

(x) each Lease;

(xi) each Contract requiring (i) payments by the Company and its Subsidiaries in excess of $1,000,000 per annum or (ii) payments to the Company and its Subsidiaries in excess of $1,000,000 per annum, in each case other than (x) contracts cancelable, without material penalty, by the Company or any of its Subsidiaries on ninety (90) days’ or less notice or (y) other than any contract described in any other subsection of this Section 3.12;

(xii) all Contracts for capital expenditures by the Company or any of its Subsidiaries, for which there is an outstanding amount of unpaid obligations or commitments in excess of $1,000,000;

(xiii) all Contracts relating to joint ventures, partnerships, profit sharing or similar agreements relating to the Company or any of its Subsidiaries;

(xiv) all Contracts that include a swap, option, hedge, future or similar arrangement or that include a factoring or similar arrangement;

(xv) each Contract that is a Collective Bargaining Agreement to which the Company or any of its Subsidiaries is a party, bound, or otherwise subject;

(xvi) any Affiliate Transaction;

(xvii) all Contracts containing a present or potential obligation to pay a broker’s, finder’s, investment banker’s, financial adviser’s or similar fee; and

(xviii) all Contracts relating to (i) each forward flow, whole-loan sale or other similar disposition arrangement, (ii) warehouse, repurchase, loan, note issuance, credit or other similar financing facility and (iii) securitization, term note issuance or other similar financing transaction, in each case relating to loans originated, purchased, financed or sold by the Company or any of its Subsidiaries (collectively, the “Structured Finance Arrangements”), that will be in effect, outstanding or otherwise not fully discharged as of the Closing Date (including any arrangement as to which any non-contingent obligation or liability of the Company or any of its Subsidiaries survives termination or expiration).

(b) With respect to each Material Contract, as of the Agreement Date: (i) such Material Contract is in full force and effect and is binding and enforceable against the Company or its Subsidiary that is party to such Material Contract and to the Company’s Knowledge, any other party to such Material Contract, subject in each case to the Enforceability Limitations; and (ii) neither the Company or its Subsidiary that is party to such Material Contract nor, to the Company’s Knowledge, any other party to a Material Contract, (i) is in material breach or material default of such Material Contract or (ii) has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under, any of such Material Contracts, except in each case for those violations or defaults which, individually or in the aggregate, would not reasonably be expected to be material to the business of the Company and its Subsidiaries taken as a whole. Since the Lookback Date, no party to any Material Contract has given written notice to the Company or any of its Subsidiaries that the Company or any of its Subsidiaries is in breach of or default under any such Material Contract or of its intention to cancel or otherwise terminate or not renew any such Material Contract.

3.13 Suppliers. Section 3.13 of the Disclosure Letter identifies ten (10) largest suppliers of goods or services to the Company and its Subsidiaries by aggregate payments by the Company and its Subsidiaries for calendar year 2025 (the “Large Suppliers”).

3.14 Real Estate.

(a) As of the Agreement Date, the Company or one of its Subsidiaries listed on Section 3.14(a)(i) of the Disclosure Letter has fee simple title to the real property set forth in Section 3.14(a)(i) of the Disclosure Letter (the “Owned Real Property”), free and clear of all Liens other than Permitted Liens. Section 3.14(a)(ii) of the Disclosure Letter sets forth a list of all real property currently leased, subleased, or licensed by the Company or any of its Subsidiaries or otherwise used or occupied by the Company or any of its Subsidiaries as of the Agreement Date (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”) and a description of the applicable Lease related thereto. The Company or one of its Subsidiaries has a valid leasehold estate in and to, or right to occupy, the Leased Real Property pursuant to the applicable Lease, free and clear of all Liens other than Permitted Liens. The Company has Made Available true, correct and complete copies of all leases, lease guaranties, licenses, subleases, agreements for the leasing, use or occupancy of the Leased Real Property, including all amendments, extensions, and other modifications thereof as of the Agreement Date (the “Leases”). All such Leases are in full force and effect and are valid and enforceable in accordance with their respective terms, subject to the Enforceability Limitations.

(b) As of the Agreement Date, the Leased Real Property is in condition suitable for the conduct of the business as presently conducted therein, reasonable wear and tear excepted, and constitutes all of the real property used, held for use or necessary for use, in connection with the conduct of the business by the Company as presently conducted. To the Knowledge of the Company, as of the Agreement Date, no condemnation, eminent domain or similar proceeding or Action is pending or threatened, in respect of all or any portion of the Leased Real Property. To the Knowledge of the Company, as of the Agreement Date, no casualty event has occurred in respect of the Leased Real Property that has not been fully remedied, including in accordance with any applicable Lease. Neither the Company nor any Subsidiary has granted, and no third party is entitled, to use or occupy all or any portion of the Leased Real Property, unless solely to the extent any such entitlement, or right to use or occupy is granted to Buyer in connection with the Pre-Closing Restructuring.

3.15 Environmental Matters. Except as would not reasonably be likely to result in material liability to the Company and its Subsidiaries, taken as a whole: (a) The Company and its Subsidiaries are, and have been since the Lookback Date, in compliance in all material respects with all applicable Environmental Laws, and to the Knowledge of the Company, holds all material permits, licenses, variances, exemptions, orders and other governmental authorizations, consents and approvals required under Environmental Laws and material to the conduct of the Current Company Business and is in compliance in all material respects with respect thereto; (b) to the Knowledge of the Company, none of the Assets of the Company or any of its Subsidiaries are contaminated with any Hazardous Materials as a result of the Company’s or such Subsidiary’s use or occupation of such Assets; (c) to the Knowledge of the Company, none of the Company nor any of its Subsidiaries is subject to material liability for any Hazardous Materials disposal or contamination by the Company or any of its Subsidiaries on any third party property; (d) since the Lookback Date, the Company and its Subsidiaries have not received any written notice alleging that the Company or any of its Subsidiaries may be in material violation of or subject to material liability under any applicable Environmental Law; (e) since the Lookback Date, none of the Company or any of its Subsidiaries is a party to, or named in, any order, decree, injunction or other agreement with any Governmental Entity relating to material liability of the Company under any Environmental Law or relating to Hazardous Materials; and (f) the Company and its Subsidiaries has Made Available copies of all Phase One reports in its possession relating to the Company and its Subsidiaries or any Assets of the Company and its Subsidiaries.

3.16 Taxes.

(a) All income and other material Tax Returns of the Company and its Subsidiaries: (i) have been filed on or before the applicable due date (taking into account any applicable extensions of such due date); and (ii) are true and complete in all material respects. All income and other material Taxes due and payable by the Company and its Subsidiaries have been timely paid, except to the extent such amounts are not yet due and payable.

(b) All material amounts of Taxes that the Company and its Subsidiaries have been required to collect or withhold have been duly collected or withheld and, to the extent required by applicable Law, have been duly paid to the proper Governmental Entity.

(c) There is no audit, examination or other administrative or court proceeding by any Governmental Entity for or relating to any material liability in respect of Taxes that is currently ongoing, and the Company has not been notified in writing (or to the Knowledge of the Company, otherwise) by any Governmental Entity that any such audit, examination or other administrative or court proceeding involving a material liability in respect of Taxes is threatened. No waiver (including, for the avoidance of doubt, waiver of any statute of limitations) or agreement by or with respect to the Company or its Subsidiaries is in force for the extension of time for the payment, collection, or assessment of any material amount of Taxes (other than any extensions of time to file Tax Returns obtained in the Ordinary Course of Business). No claim has been made in writing (or to the Knowledge of the Company, otherwise) to the Company by any Governmental Entity in a jurisdiction where the Company does not file a Tax Return of a certain type or pay Tax of a certain type that the Company is required to file such Tax Return or pay such Tax in that jurisdiction.

(d) There are no Liens for Taxes on any Asset of the Company and its Subsidiaries other than Permitted Liens.

(e) The Company or any of its Subsidiaries has not agreed, and will not be required, to make any adjustment for any taxable period ending on or before the Closing Date pursuant to Section 481(a) of the Code by reason of any change in any accounting method.

(f) The Company or any of its Subsidiaries will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, including pursuant to Section 481 of the Code, (ii) use of an improper method of accounting or use of the cash method of accounting for a taxable period ending on or prior to the Closing Date, (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of U.S. state or local or non-U.S. Tax Law) executed prior to the Closing, (iv) intercompany transactions (other than the Pre-Closing Restructuring) or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of U.S. state or local or non U.S. Tax Law) in connection with transactions entered into prior to the Closing, (v) installment sale or open transaction made on or prior to the Closing, (vi) prepaid amount, advance payment or deferred revenue received outside the Ordinary Course of Business on or prior to the Closing or (vii) election pursuant to Section 965(h) of the Code (or any corresponding or similar provision of U.S. state or local or non-U.S. Tax Law) made prior to the Closing.

(g) The Company or any of its Subsidiaries is not party to any Tax sharing agreement, Tax indemnity agreement, Tax allocation agreement, or similar contract or arrangement, other than customary commercial written agreements entered into in the Ordinary Course of Business not relating primarily to Tax. The Company or any of its Subsidiaries does not have any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of applicable Law, including with respect to non-Income Taxes) as a transferee or successor, by Contract (other than a customary commercial Contract entered into in the Ordinary Course of Business not relating primarily to Tax), or otherwise.

(h) The Company or any of its Subsidiaries has not been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or of any group that has filed a combined, consolidated, unitary or other similar return under applicable Law, other than a group the common parent of which is the Company.

(i) The Company and its Subsidiaries have not participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding or similar provision of U.S. state or local or non-U.S. Tax Law).

(j) The Company or any of its Subsidiaries has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the Agreement Date.

(k) The Company or any of its Subsidiaries is not (and has not been for the five (5)-year period ending at the Closing) a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the applicable Treasury Regulations.

(l) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings related to Taxes have been entered into with, issued by, or requested from any taxing authority, in each case in respect of the Company or any of its Subsidiaries.

(m) Section 3.16(m) of the Disclosure Letter sets forth the classification for U.S. federal and applicable state Income Tax purposes of the Company and its Subsidiaries.

(n) The Company and its Subsidiaries have complied with Laws regarding escheatment and abandoned and unclaimed property in all material respects.

3.17 Employee Benefits; Employment; Labor.

(a) Schedule of Certain Plans and Agreements. Section 3.17(a) of the Disclosure Letter sets forth a list, as of the Agreement Date, of each material Company Employee Plan, other than (i) any Service Provider Agreements with employees that do not materially deviate from the Company’s standard forms of Service Provider Agreement and that are terminable at-will by the Company or any ERISA Affiliate without contractual severance or change of control pay or other contractual benefits in excess of any statutorily prescribed payments or benefits, (ii) Service Provider Agreements with consultants that do not materially deviate from the Company’s standard forms of Service Provider Agreement and that are terminable without penalty on less than thirty (30) days’ notice, unless any such agreement provides contractual severance or change of control pay or other contractual benefits that are, in each case, in excess of any statutorily prescribed payments and benefits, or (iii) agreements memorializing the terms of awards granted under the Company Equity Incentive Plans that do not materially deviate from the Company’s standard forms of award agreement (other than with respect to vesting or post-service exercise periods).

(b) Documents. The Company has Made Available correct and complete copies, as of the Agreement Date, of: (i) all documents embodying each material Company Employee Plan currently in effect including all amendments thereto and all related trust documents, administrative service agreements, group annuity Contracts, group insurance Contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan; (iv) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (vi) all IRS determination, opinion and advisory letters, if applicable; (vii) all material or non-routine correspondence to or from any governmental agency since the Lookback Date relating to any Company Employee Plan; and (viii) the three (3) most recent plan years discrimination tests for each Company Employee Plan for which such test is required.

(c) Compliance. Each Company Employee Plan has been, in all material respects, established, funded, operated, administered and maintained in accordance with its terms and in compliance with all applicable Law, including ERISA or the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either applied for, prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements, or obtained a favorable determination, notification, advisory or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination. For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code, there has been no event, condition or circumstance that has caused or is reasonably likely to cause such Company Employee Plan to lose qualified status. All payments and/or contributions required to have been made with respect to all Company Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Company Employee Plan and applicable Law. No “prohibited transaction”, within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan that would reasonably be expected to result in any material liability to the Company or any of its Subsidiaries. There are no current Actions or claims pending or, to the Company’s Knowledge, threatened in writing (other than routine claims for benefits) against any Company Employee Plan or fiduciary thereto or against the assets of any Company Employee Plan. There are no audits, inquiries or proceedings pending or, to the Company’s Knowledge, threatened in writing by any Governmental Entity having jurisdiction over the Company or any of its Subsidiaries with respect to any Company Employee Plan. The Company is not subject to any penalty or tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.

(d) No Pension or Welfare Plans. Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, for the benefit of any current or former employee or other service provider of the Company or any of its Subsidiaries, any (i) Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code; (ii) Multiemployer Plan; (iii) “multiple employer plan” as defined in ERISA or the Code; (iv) a “funded welfare plan” within the meaning of Section 419 of the Code; or (v) “multiple employer welfare arrangement” as defined in ERISA.

(e) No Post-Employment Obligations. No Company Employee Plan provides, or reflects or represents, and neither the Company nor any of its Subsidiaries has any liability to provide post-termination or retiree medical insurance or life insurance to any person for any reason, except as may be required by COBRA or similar applicable Law.

(f) Effect of Transaction.

(i) Except as set forth on Section 3.17(f)(i) of the Disclosure Letter neither the execution of this Agreement nor the consummation of the transactions contemplated hereby to occur at or prior to the Closing will (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan that will or would reasonably be expected to result in any: (i) compensation or benefits (whether of severance pay or otherwise) becoming due to a current or former Service Provider; (ii) acceleration of the time of payment, funding or vesting of any compensation or benefit under any Company Employee Plan; (iii) the acceleration or forgiveness of indebtedness with respect to a current or former Service Provider; (iv) increase in compensation or benefits otherwise payable under a Company Employee Plan or otherwise; or (v) cause the establishment, entering into, adoption, amendment, or termination, or the transfer of any assets, or further restrict the right of the Company or its Subsidiaries to amend or terminate any Company Employee Plan or give rise to any limitations or restrictions on such actions.

(ii) No payment or benefit which will or may be made by the Company with respect to any “disqualified individual” (as defined in Code Section 280G and the regulations thereunder and hereafter referred to as a “Disqualified Individual”) would be characterized as an “excess parachute payment” within the meaning of Code Section 280G. There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party by which it is bound to compensate any current or former employee, natural person consultant, or director of the Company or any of its Subsidiaries for excise taxes paid pursuant to Section 4999 of the Code.

(g) 409A Compliance. Each nonqualified deferred compensation plan complies in all material respects with Section 409A of the Code. The Company has no obligation to make any “gross-up” payments or reimburse any Taxes on account of Section 409A of the Code to any current or former employee, natural person consultant, or director of the Company or any of its Subsidiaries.

(h) All Company Employee Plans that are subject to the laws of any jurisdiction outside the United States (i) have obtained from the Governmental Entity having jurisdiction, with respect to such Company Employee Plans, any determination or registration required in order to give effect to such Company Employee Plan, (ii) if they are intended to qualify for special tax treatment, satisfy in all material respects the requirements for such treatment and (iii) that are required to be funded are fully funded to the extent so required, and with respect to all other such Company Employee Plans, adequate reserves therefore have been established on the accounting statements of the applicable Company or Subsidiary entity.

(i) Employment Matters. The Company and each of its Subsidiaries is, and since the Lookback Date has been, in compliance in all material respects with all applicable Laws respecting employment, labor, and/or employment practices, including without limitations all applicable Laws respecting terms and conditions of employment, the deduction and payment of Taxes and other withholdings, prohibited discrimination, equal employment, fair employment practices, immigration status, employee safety and health, wages and hours, harassment, retaliation, classification of employees as exempt or non-exempt from the overtime requirements of applicable Laws, classification of independent contractors and other non-employee workers as such, child labor, hiring, promotion of employees, termination of employees, working conditions, meal and rest periods, workers’ compensation, leaves of absence, paid sick leave, unemployment insurance, collective bargaining, labor relations, background checks, and disability rights or benefits.

(j) Labor. The Company and each of its Subsidiaries are not, and have never been, a party to, bound by, or otherwise subject to any Collective Bargaining Agreement with respect to any employees or other service providers, and no Collective Bargaining Agreement is being negotiated or obligated to be negotiated by the Company or any of its Subsidiaries. No employees or other service providers of the Company or any of its Subsidiaries are or historically have been represented by a Union with respect to their employment or other service relationship with the Company or any of its Subsidiaries. Since the Lookback Date, there has been no (i) material labor dispute, strike, work stoppage, picketing, handbilling, lockout, slowdown, unfair labor practice charge, grievance, or labor arbitration against the Company or any of its Subsidiaries pending or threatened in writing or, to the Company’s Knowledge, threatened orally or (ii) Union organizing activities or requests or demands for recognition, in each case, involving or with respect to any employees or service providers of the Company or any of its Subsidiaries.

(k) Actions. There are no, and since the Lookback Date there have not been any, material Actions pending or threatened in writing or, to Company’s Knowledge, threatened orally against the Company or any of its Subsidiaries relating to any labor, safety, discrimination or any other labor or employment-related matters.

(l) Current Employees. The Company has Made Available an accurate and complete table setting forth, as of the Agreement Date, with respect to each current employee of the Company or any of its Subsidiaries, (i) the name (to the extent allowed under applicable Law) or employee identification number; (ii) hiring date; (iii) job title; (iv) status (full-time or part-time employee status); (v) work location (state and country); (vi) whether paid on an hourly, salary, or other basis; (vii) annual salary, hourly rate, or other base wage rate (as applicable); (viii) exempt or non-exempt classification; (ix) any commission and bonus eligibility; (x) employing entity; (xi) visa status; (xii) status as active or on leave (and if on leave, expected return date); and (xiii) Union affiliation (if any).

(m) Current Contractors. The Company has Made Available an accurate and complete table setting forth, as of the Agreement Date, with respect to each individual contractor or consultant of the Company and its Subsidiaries engaged by the Company or one of its Subsidiaries (including those providing services through a sole proprietorship or an entity wholly owned and operated by the individual, but excluding, for the avoidance of doubt, any other entities with whom any such relationship exists), (i) the name of such service provider; (ii) start date and anticipated termination date (if any); (iii) any compensation arrangement, (iv) location (state and country); and (v) description of services provided.

(n) Since the Lookback Date, none of the Company or any of its Subsidiaries has effectuated any (i) “plant closing,” “mass layoff,” “relocation” or “termination” as those terms are defined in an applicable WARN Act or (ii) other action that triggered notice obligations or liability under an applicable WARN Act. No employees of the Company or any of its Subsidiaries are involuntarily on furlough or temporary layoff or have had their working hours reduced in the past six months by 50% or more.

(o) The Company and its Subsidiaries have not entered into any settlement agreements related to sexual harassment or misconduct or discriminatory harassment. Since the Lookback Date, no allegations of sexual harassment or misconduct or discriminatory harassment have been made, threatened in writing, or, to the Company’s Knowledge, threatened orally against the Company or any of its Subsidiaries that could result in material liability to the Company or any of its Subsidiaries or, if known to the public, would reasonably be expected to bring the Company or any of its Subsidiaries into material disrepute. The Company and its Subsidiaries have reasonably investigated all such allegations of which they are or were aware and, for each such allegation with potential merit, the Company and its Subsidiaries have taken prompt and reasonable corrective actions.

3.18 Insurance. Section 3.18 of the Disclosure Letter sets forth insurance policies and fidelity bonds in effect as of the Agreement Date covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company and its Subsidiaries (the “Insurance Policies”), including the type of coverage, the carrier, the amount of coverage, the term, and the annual premiums of each such Insurance Policy. As of the Agreement Date, there is no claim by the Company or any of its Subsidiaries pending under any such Insurance Policy (i) as to which coverage has been questioned, denied, or disputed in a writing delivered to the Company or any of its Subsidiaries or (ii) of which its total value (inclusive of defense expenses) would reasonably be expected to exceed the policy limits of any such Insurance Policy. Since the Lookback Date, all premiums due and payable under any such Insurance Policy have been timely paid (or if installment payments are due, such installment payments will be timely paid), and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms of any such Insurance Policy. The Company and its Subsidiaries are in compliance with the terms and provisions of the Insurance Policies, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. To the Knowledge of the Company, since the Lookback Date, there has been no threatened termination of any such Insurance Policy. The Company and its Subsidiaries have given proper and timely notice to the insurers of all material claims known to them for which coverage is currently available under the Insurance Policies. Since the Lookback Date, there have been no material claims as to which coverage has been questioned, denied or disputed by the insurers of such Insurance Policies (other than reservation of rights letters). The Company has Made Available to Buyer loss-runs for the last three (3) years in respect of each Insurance Policy. During the last three (3) years, to the Company’s Knowledge, the Company and its Subsidiaries have maintained, with financially sound and reputable insurers insurance with respect to their assets, employees, officers and directors, in such amounts and against such liabilities and risks as is customarily carried by Persons engaged in the same or similar business. None of the Company nor any of its Subsidiaries has ever maintained, established, sponsored, participated in or contributed to any self-insurance plan.

3.19 Litigation; Governmental Proceedings. From the Lookback Date, (a) there have been no Actions pending or threatened in writing, or, to the Company’s Knowledge, threatened orally, against the Company or any of its Subsidiaries, in each case, that would reasonably be expected to result in material liability or loss to the Company and its Subsidiaries taken as a whole, (b) neither the Company nor any of its Subsidiaries is subject to any material order, decree or ruling that remains in effect,(c) there are no material settlements to which the Company or any of its Subsidiaries is a party, or by which any of their assets or properties are bound, under which there are outstanding material obligations to be performed by the Company or any of its Subsidiaries following the Effective Time, and (d) no Action is pending or, to the Company’s knowledge, has been threatened, that may affect the validity or enforceability of this Agreement or ability of the Company to consummate this Agreement. Since the Lookback Date through the Agreement Date, none of the Company or any of its Subsidiaries has commenced or threatened in writing any material Action against any other Person.

3.20 Compliance with Laws; Permits.

(a) Compliance. The Company and its Subsidiaries are operating their businesses in compliance in all material respects with all applicable Laws. Since the Lookback Date, none of the Company or any of its Subsidiaries have been in material violation of any applicable Law. Since the Lookback Date, there has been no material Order binding upon the Company or any of its Subsidiaries. Since the Lookback Date, the Company and its Subsidiaries have not received notice or other communication from any Governmental Entity alleging any failure by it to comply with any Laws, and there are no existing circumstances that are likely to result in such a notice, communication, or violation of any such Laws. There is no outstanding or, to the Company’s Knowledge, threatened Order against or involving the Company or its Subsidiaries, and the Company has no reason to anticipate that any existing circumstances are likely to result in such an Order. The Company and its Subsidiaries have never been ordered to pay any civil money penalty by any Governmental Entity, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company. No investigation or review by any Governmental Entity with respect to the Company is pending or, to the Company’s Knowledge, threatened, nor has any Governmental Entity indicated in writing to the Company an intention to conduct the same.

(b) Company Permits. The Company, its Subsidiaries, its and their employees, and to the Knowledge of the Company, its independent contractors, hold, to the extent legally required, all material permits, licenses (including, but not limited to, lending origination, servicing and business licenses), variances, clearances, certifications, consents, registrations, listings, exemptions, and approvals from Governmental Entities necessary to operate the Current Company Business, and a true, accurate, and complete list of which, held by the Company and its subsidiaries, is set forth on Schedule 3.20(b) (collectively, “Company Permits”). All Company Permits are valid and subsisting in accordance with their terms and are in full force and effect. The Company, its Subsidiaries, and its employees are in compliance in all material respects with all Company Permits and have not committed any act or omitted to take any action that is likely to cause it to lose the benefit of or jeopardize the renewal of any Company Permit. There are no claims pending or, to the Company’s Knowledge, threatened that seek the revocation, cancellation, suspension, or any adverse modification of any Company Permits. The Company, its Subsidiaries, and its employees are, and at all times since the Lookback Date have been, in compliance in all material respects with the terms and requirements of each Company Permit identified or required to be identified on Schedule 3.20(b). To the Company’s Knowledge, since the Lookback Date, no event has occurred or circumstance exists that may: (i) constitute or result directly or indirectly in a material violation of or a material failure to comply with any term or requirement of any Company Permit listed or required to be listed on Schedule 3.20(b); or (ii) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, termination or nonrenewal of, or any materially adverse modification to, any Company Permit listed or required to be listed on Schedule 3.20(b). The Company and its Subsidiaries have not received, at any time during the past five years, any written notice from any Governmental Entity, or any other Person regarding (A) any actual, alleged, possible, or potential material violation of or material failure by the Company and its Subsidiaries to comply with any term or requirement of any Company Permit or (B) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, or termination of, or modification to, any Company Permit. All applications required to have been filed for the renewal of the Company Permits listed or required to be listed on Schedule 3.20(b) have been duly filed on a timely basis with the appropriate Governmental Authorities, and all other filings required to have been made with respect to such Company Permits have been duly made on a timely basis with the appropriate Governmental Authorities, except where the failure to file such applications or make such filings would not be material. To the Company’s Knowledge, there is no reasonable basis to expect that any Company Permits will not be reissued or transferred, in each case on materially similar terms as currently existing, if required as a result of the execution of this Agreement and/or the consummation of the Transactions. The Company Permits listed in Schedule 3.20(b) collectively constitute all of the Company Permits necessary to permit the Company and its Subsidiaries to lawfully conduct and operate the Business in substantially the manner it currently conducts and operates the Business and to permit the Company and its Subsidiaries to own and use its assets in substantially the manner in which it currently owns and uses such assets. Since the Lookback Date, the Company has conducted background checks on its, and its Subsidiaries, officers, directors, and other personnel (including employees) as required by any applicable Law. Neither the Company nor any officer, director, or other personnel of the Company or any of its Subsidiaries is (A) subject to any debarment, suspension or limitation on any participation in connection with any government program or subject to any investigation, examination or other proceeding that could result in any of the foregoing or (B) subject to any process that could lead to the loss, suspension or restriction of any Company Permit.

(c) Anti-Corruption Laws. In the past five (5) years, none of the Company or any of its Subsidiaries, or any of its officers, employees, directors, or, to the Knowledge of the Company, agents or other third parties acting on behalf of the Company or any of its Subsidiaries has violated the U.S. Foreign Corrupt Practices Act or any other applicable anti-corruption Law (collectively the “Anti-Corruption Laws”). As of the Agreement Date, to the Knowledge of the Company, it has not been the subject of any investigation by or before a Governmental Entity, or made a disclosure to any Governmental Entity, with respect to actual or potential violations of any Anti-Corruption Laws.

(d) Export Control Laws and Trade and Economic Sanctions. The Company and its Subsidiaries have, since April 24, 2019: (i) complied in all material respects with applicable Trade Controls and Sanctions; (ii) maintained in place and implemented reasonable controls and systems reasonably designed to comply with applicable Sanctions and Trade Controls; (iii) not engaged in any transaction or dealing, direct or indirect, with or involving a Sanctioned Country or Sanctioned Person in violation of applicable Sanctions or Trade Controls; and (iv) not been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Entity or other legal proceedings with respect to any actual or alleged material violations of Sanctions or Trade Controls, and has not been notified of any such pending or threatened actions that would reasonably be expected to result in material liability. Except as set forth in Section 3.20(d) of the Disclosure Letter, none of the Company, its Subsidiaries, nor any of their respective directors, officers, employees or agents in each case when acting on behalf of the Company or its Subsidiaries is: (x) a Sanctioned Person; (y) subject to debarment or any list-based designations under any Trade Controls; or (z) engaged in transactions, dealings, or activities that are reasonably likely to cause such Person to become a Sanctioned Person. For the avoidance of doubt, the existence or treatment of the Sanctioned Shares as contemplated by Section 1.6 will not constitute a breach of this Section 3.20(d).

(e) Anti-Money Laundering Laws. In the past five (5) years, the operations of the Company and its Subsidiaries have been conducted in compliance with applicable anti-money laundering Law (collectively, “Anti-Money Laundering Laws”), except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company has adopted and maintains anti-money laundering compliance policies and procedures that: (i) comply with the requirements set forth in applicable Anti-Money Laundering Laws, and (ii) are reasonably designed to ensure that the Company and each Subsidiary of the Company complies with all applicable Anti-Money Laundering Laws. There are no pending or, to the Knowledge of the Company, threatened Actions against the Company or its Subsidiaries with respect to Anti-Money Laundering Laws.

3.21 Brokers’ and Finders’ Fee. Except as set forth on Section 3.21 of the Disclosure Letter, no broker, finder or investment banker is entitled to brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges from the Company or any of its Subsidiaries in connection with the Company entering into this Agreement or consummating the Merger.

3.22 Minute Books. The minute books of the Company and its Subsidiaries have been maintained in accordance with reasonable business practice. The minutes of the Company and its Subsidiaries contain true, correct, and complete records, in all material respects, of all material actions taken by the stockholders of the Company and the board of directors of the Company.

3.23 Interested Party Transactions. No officer or director (nor, to the Knowledge of the Company, any Affiliate of the Company or of any of such Persons) directly or indirectly, (a) has, within the past five (5) years been party to a Contract or other transaction with the Company or any of its Subsidiaries, (b) owns, or has any direct or indirect financial or other interest in any material asset or property or material right that is used by the Company or any of its Subsidiaries in the conduct of their respective businesses, (c) has an economic interest in any Person that purchases from or sells or furnishes to the Company or any of its Subsidiaries any material goods or services or (d) has a beneficial interest in any Material Contract to which the Company or any of its Subsidiaries is a party or by which any Assets of the Company or any of its Subsidiaries are bound; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation will not be deemed an “economic interest in any Person” for purposes of this Section 3.23. Notwithstanding anything herein to the contrary, no disclosure will be required pursuant to this Section 3.23 with respect to any Company Employee Plan, any intercompany Leases of the Leased Real Property, any Contract entered into in connection with providing services to the Company or any of its Subsidiaries in the Ordinary Course of Business or the purchase, issuance or grant of any Company Securities or any Structured Finance Arrangements. Each transaction or arrangement of the type described in this Section 3.23 shall be referred to herein as an “Affiliate Transaction.”

3.24 Title to Properties; Sufficiency of Assets. Each of the Company and its Subsidiaries has title to, or a valid leasehold or other right to use and operate, all tangible assets and properties used in, and material to, the conduct of the Company’s business, to the extent necessary to permit the use and enjoyment of such tangible assets and properties substantially in the manner such tangible assets and properties are utilized by the Company or its Subsidiaries in the Ordinary Course of Business, in each case, free and clear of all Liens except for Permitted Liens, except in each case as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole; provided, however, that no representation or warranty is made with respect to the assets owned by the Acquired Company following the full completion of the Pre-Closing Restructuring and the Sale Transaction (as each term is defined in the Equity Purchase Agreement) that are not owned by the Company or one of its Subsidiaries as of immediately following the Sale Transaction (the “Non-Repped Assets”). All such material properties and assets used in the operation of the business of the Company and its Subsidiaries (other than the Non-Repped Assets) are (i) in condition and repair (except for ordinary wear and tear and routine maintenance in the Ordinary Course of Business), adequate for the purposes for which they are currently used in the conduct of the business of the Company and its Subsidiaries, (ii) constitute all of the assets and properties necessary to operate the business of the Companies and its Subsidiaries (other than the Non-Repped Assets) in substantially the same manner as operated during the one (1) year period prior to the date hereof, and (iii) with respect to tangible Assets, are in the possession and control of the Company, except, in case of each of (i), (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. Since the Lookback Date, other than routine downtime, there has not been any material interruption to the Company or its Subsidiaries due to inadequate maintenance or obsolescence of any of the Company’s tangible personal property.

3.25 Mortgage Loans; Risk Management Instruments.

(a) Origination, Sale and Servicing Practices. Each mortgage loan originated in whole or in part by the Company and its Subsidiaries was originated in accordance with, and conforms to, applicable Law, Mortgage Loan Regulations and Applicable Requirements, each as applicable. Each mortgage loan assigned, sold or serviced by the Company and its Subsidiaries was assigned, sold, and serviced in all material respects in accordance with Law, Mortgage Loan Regulations and Applicable Requirements, each as applicable. Each mortgage loan serviced by any subservicer on behalf of the Company, was, to the Knowledge of the Company, serviced in all material respects in accordance with applicable Law, Mortgage Loan Regulations and Applicable Requirements.

(b) Repurchase Obligations. Except as set forth on Schedule 3.25(b), since the Lookback Date, the Company and its Subsidiaries have not been subject to, and have not been notified of any repurchase, indemnification, make-whole or similar obligation (each a “Repurchase Obligation”) with respect to any mortgage loan nor are there, to the Knowledge of the Company, any facts or circumstances which would reasonably be expected to give rise to any Repurchase Obligation.

(c) Risk Management Instruments. Since the Lookback Date, all of the Company’s and its Subsidiaries’ interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements (all of which are listed on Schedule 3.25(c)), were entered into (i) in accordance with commercially reasonable business practices, (ii) in accordance in all material respects with all applicable Laws, and (iii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms (except to the extent enforcement may be affected by the Enforceability Limitations), and is in full force and effect. The Company, and to the Knowledge of the Company, any other party thereto, is not in breach of any of its obligations under such agreement or arrangement.

(d) No Regulatory Impediment. To the Knowledge of the Company, there are no facts relating to the Company, its Subsidiaries, or the conduct of the businesses of the Company and its Subsidiaries that would reasonably be expected to impair in any material respect the Company’s or Buyer’s ability to obtain any permits or Orders from Governmental Authorities necessary for the consummation of the transactions contemplated by this Agreement or the conduct of the business after the Closing.

(e) No Securitization Transactions. As of the Agreement Date, except to the extent indicated in Schedule 3.25(e), the Company and its Subsidiaries have not arranged, sponsored, engaged in or issued any securities with respect to any securitization transactions.

3.26 No Other Representations and Warranties. The Company acknowledges and agrees (for itself and on behalf of its Affiliates and the Representatives of any of the foregoing) that: (i) neither Buyer nor Merger Sub nor any of their respective Affiliates or Representatives (or any other Person) makes, or has made, any representation or warranty relating to Buyer or any of its Subsidiaries or its or their financial condition, business, results of operations, properties, assets, liabilities, or prospects or otherwise in connection with this Agreement, the Merger or the other transactions contemplated hereby, except for the representations and warranties expressly set forth in Article IV; (ii) none of the Company, any of its Affiliates or any of their respective Representatives is relying on, or has relied on, any representation or warranty in determining to enter into this Agreement except for those expressly set forth in Article IV; and (iii) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to the Company or any of their Affiliates or the Representatives of any of the foregoing, including any materials or information provided in any electronic data room hosted by or on behalf of Buyer or its Subsidiaries in connection with this Agreement, the Merger or the other transactions contemplated hereby or in connection with presentations by the management or board of directors (or equivalent) of Buyer or any of its Subsidiaries, are not and will not be deemed to be or include representations or warranties unless and to the extent expressly set forth in Article IV.

Article IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Buyer and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Organization, Standing and Power. Buyer is a Nevada corporation duly organized, validly existing and in good standing under the applicable Law of the state in which it was formed. Merger Sub is a corporation duly organized, validly existing and in good standing under the State of Delaware and is a wholly owned subsidiary of Buyer.

4.2 Authority. Each of Buyer and Merger Sub has all requisite corporate power and authority to enter into this Agreement and each other Related Agreement to which it is, or at the Closing is contemplated to be, a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including the Merger. The execution and delivery by Buyer and Merger Sub of this Agreement and the consummation by Buyer and Merger Sub of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Buyer and Merger Sub. This Agreement has been duly executed and delivered by Buyer and Merger Sub, and, assuming this Agreement constitutes the valid and binding obligation of the Company, this Agreement constitutes a valid and binding obligation of each of Buyer and Merger Sub, enforceable against each of Buyer and Merger Sub in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations. Each of the Related Agreements has been or will be duly authorized, executed and delivered by the Buyer or Merger Sub and, assuming due and valid authorization, execution and delivery hereof by the other party or parties thereto, constitute a legal, valid and binding agreements of the Buyer or Merger Sub, enforceable against the Buyer or Merger Sub in accordance with its terms, except for the Enforceability Limitations.

4.3 Non-Contravention. The execution and delivery of this Agreement by Buyer and Merger Sub does not constitute, and the consummation by Buyer and Merger Sub of the transactions contemplated hereby will not result in, a termination, or breach or violation by Buyer or Merger Sub of, or a default by Buyer or Merger Sub under (with or without notice or lapse of time, or both), (a) any provision of the organizational documents of Buyer or the certificate of incorporation or bylaws of Merger Sub, (b) any Contract, lease or permit applicable to the Buyer or Merger Sub or (c) any Law binding on Buyer, Merger Sub or any of their Assets, except (i) in the case of clauses (b) and (c) where such termination, cancellation, modification, acceleration, loss, breach, violation or default, or failure to give any such notice or obtain any such consent, waiver or approval would not prevent or materially delay or materially impair Buyer’s or Merger Sub’s ability to consummate the Merger or any of the other transactions contemplated hereby, and (ii) in the case of clause (c), except for the Buyer Governmental Consent Exceptions.

4.4 Necessary Consents. No consent, approval, order, or authorization of, or registration, declaration or filing with a Governmental Entity is required to be obtained or made by Buyer or Merger Sub at or prior to the Effective Time in order for Buyer or Merger Sub to execute and deliver this Agreement or to consummate the Merger or the other transactions contemplated hereby, except for the such filings as may be required under Antitrust Laws and such consents, approvals, orders or authorizations of, or registrations, declarations or filings, the absence of which would not reasonably be expected to prevent or materially delay or materially impair the ability of Buyer or Merger Sub to consummate the transactions contemplated by this Agreement (the “Buyer Governmental Consent Exceptions”).

4.5 Litigation. There are no Actions pending or threatened in writing or, to the Knowledge of Buyer, threatened orally, against Buyer or the Merger Sub before any Governmental Entity or any arbitrator that seek to restrain or enjoin the consummation of the Merger or the other transactions contemplated hereby or which would reasonably be expected to prevent or materially delay or materially impair Buyer’s or Merger Sub’s ability to consummate the Merger or any of the other transactions contemplated hereby, prior to the End Date.

4.6 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

4.7 Adequacy of Funds. Buyer has and, as of the Effective Time will have, adequate financial resources to satisfy its monetary and other obligations under this Agreement, including the payment of the Merger consideration and all fees and expenses incurred in connection with or related to consummation of the Merger and the other transactions contemplated hereby.

4.8 Brokers’ and Finders’ Fee. No broker, finder or investment banker is entitled to brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges from Buyer or Merger Sub in connection with Buyer or Merger Sub entering into this Agreement or consummating the Merger or the other transaction contemplated hereby.

4.9 Non-Foreign Buyer. Buyer hereby represents that (a) it is not and is not controlled by a “foreign person,” as defined in Section 721 of the U.S. Defense Production Act of 1950, as amended, including any implementing regulations thereof (the “DPA”) and (b) it does not permit any foreign person affiliated with Buyer, whether affiliated as a limited partner or otherwise, to obtain through Buyer any of the following with respect to the Company: (i) “control” (as defined in the DPA) of the Company, including the power to determine, direct or decide any important matters for the Company; (ii) access to any “material nonpublic technical information” (as defined in the DPA) in the possession of the Company (which will not include financial information about the Company), including access to any information not already in the public domain that is necessary to design, fabricate, develop, test, produce, or manufacture Company products, including processes, techniques, or methods; (iii) membership or observer rights on the Company’s Board of Directors or the right to nominate an individual to a position on the Company’s Board of Directors; or (iv) any involvement (other than through voting of shares) in “substantive decision-making” (as defined in the DPA) of the Company regarding (x) the use, development, acquisition or release of any “critical technologies” (as defined in the DPA); (y) the use, development, acquisition, safekeeping, or release of “sensitive personal data” (as defined in the DPA) of U.S. citizens maintained or collected by the Company, or (z) the management, operation, manufacture, or supply of “covered investment critical infrastructure” (as defined in the DPA)

4.10 Data Security Program. Neither Buyer nor Merger Sub is a “covered person” as that term is defined in Executive Order 14117 and rules and regulations issued thereunder, including 28 C.F.R. Part 202, as implemented or amended from time to time (the “DSP”).

4.11 Sanctions. Neither the Buyer, nor any of its officers, directors, employees, nor, to the Buyer’s Knowledge, any of its agents, stockholders or partners, is a Sanctioned Person.

Article V
CONDUCT PRIOR TO THE EFFECTIVE TIME

5.1 Conduct of Business of the Company. During the period from the Agreement Date through the earlier of (x) the termination of this Agreement in accordance with its terms and (y) the Closing (the “Pre-Closing Period”), except (i) as set forth in Section 5.1 of the Disclosure Letter or the Equity Purchase Agreement, (ii) to the extent expressly permitted, or necessary to comply with the Company’s obligations contemplated hereby or to effect the transactions contemplated, by this Agreement (including the Pre-Closing Restructuring), (iii) as required by applicable Law or Governmental Entity, or (iv) as consented to, in writing, by Buyer (not to be unreasonably withheld, conditioned or delayed), (A) the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to conduct each of their businesses in the Ordinary Course of Business and to preserve the (I) business operations, organization and goodwill of the Company and its Subsidiaries and (II) relationships with material employees, customers, suppliers, licensors, licensees, contractors, distributors and others having material business dealings with the Company or any of its Subsidiaries, provided, however, that no action by the Company with respect to matters specifically addressed by any provision of Section 5.1(B) will be deemed a breach of this Section 5.1(A) unless such action would constitute a breach of such specific provision of Section 5.1(B) and (B) the Company may not, and shall cause its Subsidiaries not to:

(a) amend, modify or waive any provision of the Company Organizational Documents or the organizational documents of any of the Company’s Subsidiaries;

(b) merge, combine, divide, amalgamate or consolidate the Company or any of its Subsidiaries with or into any other Person or acquire any Person or material business or material line of business or submit any binding letter of intent or similar binding arrangement therefor (whether by merger, amalgamation, acquisition of equity or assets, or otherwise (whether in one or a series of related transactions);

(c) split, combine or reclassify, or effect any like change in the outstanding shares of Company Capital Stock;

(d) except in the Ordinary Course of Business (including the sale of real estate owned by the Company or its Subsidiaries due to a loan default and the sale of loans) or as contemplated by the Equity Purchase Agreement, sell, divest or dispose of any material assets, material businesses, material services, material products, material product lines, material relationships or material contractual rights of the Company or its Subsidiaries;

(e) sell, lease, license, assign, transfer, abandon, allow to lapse, dedicate to the public or otherwise dispose of any material Company IP Rights, except for non-exclusive licenses granted by the Company and its Subsidiaries in the Ordinary Course of Business;

(f) except (i) in the Ordinary Course of Business, or (ii) the drawing down of amounts under any existing credit facilities or other lines of credit in effect as of the Agreement Date, incur any Indebtedness of the type described in clause (a) of the definition thereof (other than intercompany Indebtedness between the Company and/or its Subsidiaries) or assume, guarantee or endorse, as an accommodation or otherwise, the obligations of any other Person (other than of the Company (in the case of any Subsidiary of the Company) or of any Subsidiary of the Company (in the case of the Company or any other Subsidiary of the Company) for any such type of Indebtedness);

(g) issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or series, except that the Company may (i) issue shares of Company Capital Stock upon the exercise or vesting, as applicable, of Company Options, Company RSUs, Company Warrants or other convertible securities of the Company in accordance with their terms, and (ii) issue shares of Company Common Stock upon the conversion of any Company Preferred Stock;

(h) except pursuant to Contracts existing as of the Agreement Date, make any material capital expenditures in excess of $5,000,000;

(i) except as required by GAAP, make any material change in financial accounting policies, procedures, methods or principles or with respect to prepayment of expenses, payment of trade accounts, accrual of expenses, providing discounts, deferral of revenue or acceptance of customer deposits, and including any working capital procedures or practices;

(j) except in the Ordinary Course of Business, (i) amend or modify in a manner material and adverse to the Company or its Subsidiaries, or terminate (except for terminations of Leases due to casualty or condemnation), or affirmatively waive any material rights of the Company or any Subsidiary or any material obligations of any other Person under, any Material Contract, or (ii) enter into a new agreement that would be a Material Contract if it had been entered into prior to the Agreement Date;

(k) make any advance, capital contribution to, or investment in, any Person other than (i) advances or capital contributions to, or investments in, any Subsidiary of the Company in the Ordinary Course of Business or (ii) business expense advances, made in the Ordinary Course of Business, to any Service Providers or directors of the Company or any of its Subsidiaries (for the avoidance of doubt, nothing in this Section 5.1 will restrict the Company or any Subsidiary of the Company from making loans in the Ordinary Course of Business);

(l) except (A) as required by a Company Employee Plan as in effect on the date hereof and as provided to Buyer, or (B) as required by applicable Law, (i) establish, adopt, enter into, materially amend or terminate any material Company Employee Plan (including any underlying agreements) or any other compensation or benefit plan, policy, program agreement or arrangement that would have been a Company Employee Plan if it had been in existence on the date hereof, other than (x) any amendment to any Company health and welfare employee benefit plans in the ordinary course in connection with a renewal of such plan that would not materially increase the cost to the Company of maintaining such Company health and welfare employee benefits plans or (y) entering into offer letters, consulting agreements or similar service agreements with newly hired employees (provided such hiring is not prohibited by clause (v) below and any such agreements are consistent with the Company’s standard forms of such agreements as provided to Buyer), (ii) grant or increase the compensation or other benefits payable to or to become payable to any current or former individual service provider of the Company whose annualized cash compensation following such increase would exceed $300,000, other than salary increases in the Ordinary Course of Business consistent with past practice but in any event (A) not to exceed 5% of annual base salaries with respect to such employees in the aggregate and (B) not to exceed 10% of the annual base salary for any individual employee, (iii) grant, promise or announce any incentive equity or equity-based awards, cash incentive awards, change in control, retention or similar compensation or benefits, other than annual cash incentives under any Company Employee Plan as in effect on the date hereof made in the Ordinary Course of Business consistent with past practice, (iv) take any action to accelerate the vesting, funding or payment of any compensation or benefits for the benefit of any current or former individual service provider of the Company, (v) hire any person to be employed or engaged by the Company with annual cash compensation in excess of $300,000, or (vi) terminate the employment or engagement of any person with annual cash compensation in excess of $300,000, other than for cause in the Company’s reasonable good faith judgement;

(m) (i) make or change any entity classification Tax election or any other material Tax election (other than as reflected in the Pre-Closing Restructuring), (ii) settle or compromise any claim, assessment or dispute with respect to any material amount of Taxes, (iii) change any annual Tax accounting period, (iv) change any material Tax accounting method or procedure, (v) enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of U.S. state or local or non-U.S. Law), (vi) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment, (vii) make any voluntary Tax disclosure or amnesty or similar filing with respect to Tax matters of the Company and its Subsidiaries, or (viii) file any Tax Return with respect to material Taxes in a manner materially inconsistent with past practices;

(n) initiate, settle or compromise, or waive any material right related to, any pending or threatened material Actions (excluding Actions against Buyer or any of its Affiliates or any party to the Equity Purchase Agreement);

(o) change its fiscal year;

(p) other than in connection with a termination of employment or service, redeem, repurchase or otherwise acquire or cancel, any Equity Interests of the Company or its Subsidiaries;

(q) authorize, declare, set aside or pay any distribution to the Company’s stockholders, in respect of their shares; provided, however the Company may declare, set aside and/or pay cash dividends on shares of its Company Capital Stock solely to the extent paid as of the Effective Time;

(r) other than in the Ordinary Course of Business, create or otherwise incur any Lien on any material Asset of the Company or its Subsidiaries, other than (i) Permitted Liens, and (ii) any Liens incurred in connection with the Company’s existing Indebtedness and Structured Finance Arrangements;

(s) authorize, adopt, publicly propose, or permit to be filed a plan of bankruptcy or any agreement or plan of complete or partial liquidation, winding-up, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization with respect to the Company;

(t) negotiate, modify, amend, extend, terminate, enter into, or assent to any Collective Bargaining Agreement or recognize or certify any Union as the bargaining representative of any employees or other service providers of the Company or any of its Subsidiaries;

(u) implement or announce (A) any furloughs or involuntary reduction of hours of fifty percent (50%) or more that lasts longer than three (3) months, (B) any mass layoffs, plant closings, or other actions that trigger or would be expected to trigger notice requirements under an applicable WARN Act, or (C) any other material reduction in force;

(v) waive any non-compete, non-solicit, non-disclosure, or other restrictive covenant obligation entered into by any employees or other service providers of the Company or any of its Subsidiaries;

(w) surrender, modify (it being understood that renewals in the Ordinary Course of Business will not be deemed to be modifications), revoke, or allow to lapse, expire, or terminate any Company Permit without the prior written consent of Buyer, and shall take all actions reasonably necessary to maintain all Company Permits in good standing, including making all required filings and paying all required fees for renewal on a timely basis; or

(x) enter into an agreement to do any of the foregoing in Section 5.1(a) through Section 5.1(w).

5.2 Consent Request Procedures. If the Company desires to take an action which would be prohibited pursuant to this Section 5.1 without the consent of Buyer, the Company may request such consent by sending an email to the email addresses set forth in the Buyer’s notice section in Section 9.1.

5.3 Pre-Closing Restructuring.

(a) Actions to be Taken. Prior to the Closing, the Company shall use reasonable best efforts to consummate, or cause to be consummated, the Pre-Closing Restructuring as further described in Schedule 5.3(a). Neither the Company nor Buyer shall agree to any amendment or modification of the Pre-Closing Restructuring without the prior written consent of the other party. The Company will provide Buyer with the opportunity to review drafts of the agreements to be entered into in connection with the Pre-Closing Restructuring at least five (5) Business Days prior to their execution and shall cooperate with Buyer to reflect all reasonable comments submitted by Buyer with respect to such agreements within such five (5) Business Day period. To the extent that the Company is unable to obtain the consent of any parties necessary to permit the assignment of the servicing agreement and/or asset management agreement for any Securitization from the Company to the Buyer, the Buyer will reasonably cooperate with the Company and the JV to permit the servicing and/or asset management rights and obligations to remain with Kiavi Funding, Inc., subject to the JV and the Buyer entering into a subservicing agreement and/or sub-asset management agreement for each applicable Securitization and the entry into such agreements will be deemed to have satisfied the Company’s obligation to transfer any such assets as part of the Pre-Closing Restructuring. For purposes of this Agreement, the term “Pre-Closing Restructuring” has the meaning given to such term in the Equity Purchase Agreement.

(b) Allocation of Costs. Twenty percent (20%) of all out of pocket costs and expenses (other than Excluded Costs) incurred by Seller or Buyer or any of their respective Affiliates in connection with the Pre-Closing Restructuring (the “Restructuring Costs”) will be treated as Third Party Expenses up to $1,500,000 (the “Restructuring Cap”) and the remaining eighty percent (80%) of such Restructuring Costs will be treated as a Buyer Expense. Any Restructuring Costs in excess of $7,500,000 and all Restructuring Taxes will be treated as Buyer Expenses. The Company shall keep the Buyer reasonably informed of its incurrence of any Restructuring Costs and shall consider in good faith any reasonable alternative plans of action proposed by Buyer that would result in lowered Restructuring Costs. For purposes of this Section 5.3(b), the term “Excluded Costs” means Restructuring Taxes or the fees and expenses of financial advisors, financial sponsors, legal counsel and other advisors incurred by Seller (other than Seller’s tax advisors whose fees and expenses for work undertaken in connection with the Pre-Closing Restructuring shall not be included in the definition of Excluded Costs), Buyer or any of their respective Affiliates incurred prior to the Agreement Date.

(c) Pre-Closing Restructuring Disregarded. The effects of the Pre-Closing Restructuring and the Equity Purchase Agreement and any and all actions taken with respect to the Pre-Closing Restructuring or pursuant to or in connection with the Equity Purchase Agreement shall be disregarded solely for purposes of Section 2.3(b)(i) with respect to determining whether or not the representations and warranties in the following Sections are true and correct: Section 3.4(b), Section 3.8(a), Section 3.9(a), Section 3.9(c), Section 3.12(b), Section 3.16(m), and Section 3.17(f)(i).

Article VI
ADDITIONAL AGREEMENTS

6.1 Company Non-Solicitation.

(a) Certain Terms. For purposes of this Agreement: (i) “Acquisition Proposal” means any bona fide proposal or offer from any Person (other than Buyer or any of its Representatives) providing for any Alternative Transaction; and (ii) “Alternative Transaction” means any direct or indirect acquisition or purchase of a business through (i) any merger, consolidation, tender offer, recapitalization, acquisition, joint venture, share exchange or similar business combination involving the Company or its subsidiaries; (ii) any sale, lease, transfer or other disposition of all or a material portion of the assets of the Company or its subsidiaries, other than in the ordinary course of business; (iii) any issuance of, or transaction involving the issuance or transfer by the Company of, ten (10%) or more of the Company’s Equity Interests (or any derivative instrument thereof); or (iv) any pledge, hypothecation, encumbrance or grant of a security interest in any material portion of the Company’s or its subsidiaries’ (taken together) loan assets, loan portfolios, securitization residuals or any related receivables, in each case, excluding activities undertaken in the ordinary course of business, including in respect of the securitization of certain of the Company’s assets.

(b) No Solicitation. During the Pre-Closing Period, the Company shall not, shall cause each of its Subsidiaries, and its and their Affiliates, not to, and shall direct its and their respective officers, directors, financial advisors and other Representatives (the “Company-Affiliated Parties”) not to directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries with respect to or in furtherance of, or the making, submission or announcement of, any Acquisition Proposal; (ii) furnish to any Person (other than Buyer or Merger Sub) any non-public information relating to the Company, or afford to any Person (other than Buyer, Merger Sub or any of their Representatives) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company, in any such case to induce the making, submission or announcement of, or to encourage, facilitate or assist, an Acquisition Proposal or any inquiries that would reasonably be expected to lead to an Acquisition Proposal; (iii) engage in discussions with any Person with respect to any Alternative Transaction, except to inform such Person of the existence of these provisions; (iv) approve, endorse or recommend any Alternative Transaction; or (v) enter into any letter of intent or similar document or any Contract providing for any Alternative Transaction. The Company shall be responsible for any breach of this Section 6.1(b) by the Company-Affiliated Parties as if they were direct parties hereto (it being understood and agreed that it shall constitute a breach hereof by the Company if a Company-Affiliated Party fails to comply with a direction to be given to the Company’s Company-Affiliated Parties hereunder).

(c) Notification of Unsolicited Acquisition Proposals. To the extent permitted by applicable Law and confidentiality obligations to which the Company is subject, the Company shall notify Buyer if any director or executive officer of the Company becomes aware of any receipt by the Company of any Acquisition Proposal.

(d) Destruction of Confidential Information. Promptly after the Agreement Date, the Company shall request that any third party that received confidential information regarding the Company or its Subsidiaries in connection with any sale process return or destroy such confidential information in accordance with the applicable confidentiality agreement governing such confidential information.

6.2 Stockholder Approval.. The Company shall deliver the Requisite Stockholder Consent to Buyer no later than 11:59 p.m. PST on the date of this Agreement. As promptly as reasonably practicable following the execution of this Agreement, the Company shall use reasonable best efforts to (a) deliver to each stockholder of the Company, as of the Agreement Date, that did not deliver a written consent substantially concurrently with the execution and delivery of this Agreement, an information statement concerning (A) the Company, (B) the terms of this Agreement, (C) the Merger and the other transactions contemplated hereby, (D) the notices required by Sections 228(e) and 262 of Delaware Law of the approval of the Merger and that appraisal rights are available in connection with the Merger, and (E) the recommendation of the Company’s board of directors that the stockholders of the Company vote in favor of the adoption of this Agreement and the Merger and (b) obtain from each such stockholder a duly executed signature page to the Requisite Stockholder Consent.

6.3 Stockholder Vote Concerning Code Section 280G. The Company shall use its reasonable best efforts to (a) obtain, prior to the initiation of the stockholder approval procedure described below, 280G Waivers from any Disqualified Individuals that may receive or have received any payments or benefits that may separately or in the aggregate constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) and (b) to the extent any such 280G Waivers are executed, submit to the stockholders of the Company for approval, by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code, any applicable payments or benefits that may separately or in the aggregate constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), such that, to the extent any 280G Waivers have been executed, such payments and benefits will not be deemed to be “parachute payments” under Section 280G of the Code (it being understood that no such approval of the stockholders of the Company is required to be obtained). No later than five (5) days prior to distribution of 280G Waivers to the intended recipients, the Company shall provide Buyer with drafts of all documents and actions (including all supporting calculations and analyses) contemplated in connection with this Section 6.3 for Buyer’s review and comment and shall incorporate all reasonable comments thereto provided by Buyer prior to such distribution. No later than two (2) days prior the Closing Date the Company shall deliver to Buyer evidence reasonably satisfactory to Buyer: (i) that a stockholder vote was solicited in conformance with Section 280G of the Code and the Treasury Regulations promulgated thereunder, and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Approval”); or (ii) that the 280G Approval was not obtained and, as a consequence, the payments and benefits waived under the 280G Waivers shall not be made or provided.

6.4 Third Party Consents. Prior to the Closing, the Company shall use reasonable best efforts to obtain, upon the request of Buyer, any consents, notices, approvals or waivers that are required to be obtained in connection with or as a result of the Merger or the other transactions contemplated by this Agreement, other than the consents and approvals addressed by Section 6.9 which are governed by such Section (the “Interim Period Consents”); provided, however, that the Company’s obligation to use reasonable best efforts in this sentence does not include any requirement of the Company or any of its Affiliates or Representatives to pay money to induce a third party to grant an Interim Period Consent or to commence, defend or participate in any Action or to offer or grant any accommodation (financial or otherwise) to any Person. Buyer acknowledges that certain Interim Period Consents with respect to the Merger may be required from parties to Contracts to which the Company or one of its Subsidiaries is a party and pursuant to applicable Law and that such Interim Period Consents have not been obtained. The Company and its Affiliates will not have any liability whatsoever to Buyer arising out of or relating to the failure to obtain any such Interim Period Consents that may be required in connection with the Merger or the other transactions contemplated hereby or because of the termination or loss of any Company Permit or the exercise of any right or remedy under, or the termination of, any Contract as a result thereof. No representation, warranty or covenant of the Company contained herein will be breached or deemed breached, and no condition will be deemed not satisfied (other than the condition set forth in Section 2.3(b)(vii)), solely as a result of (a) the failure to obtain any such Interim Period Consents, (b) the exercise of any right or remedy or any termination as a result thereof, or, (c) any Action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Interim Period Consents or any exercise of any right or remedy or termination as a result thereof. Notwithstanding anything to the contrary in this Agreement, if any Person conditions its grant of an Interim Period Consent (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a notice or consent request regarding this Agreement, the payment of a consent fee, “profit sharing” payment or other consideration (including increased rent payments), or the provision of additional security (including a guaranty), Buyer will be solely responsible for making all such payments or providing all such additional security as a Buyer Expense; provided, however, that the Company shall not make or provide any such payment or additional security without the prior written consent of Buyer unless such payment or additional security is being paid or provided (x) in connection with the Pre-Closing Restructuring or (y) is required in order to comply with its obligations under Section 5.1(w) (in which case, no such prior written consent shall be required). Such payments or additional security paid or provided in connection with the Pre-Closing Restructuring will be (i) Restructuring Costs if such payments or security, when considered in the aggregate with any other payments or security being paid or provided in connection with the Pre-Closing Restructuring, are not de minimis, or (ii) if not Restructuring Costs pursuant to clause (i), Buyer Expenses. Notwithstanding the foregoing, nothing in this Section 6.4 shall limit the Company’s obligations under Section 5.1(w).

6.5 Payoff Letters. (x) No later than two (2) Business Days prior to the Closing Date, the Company shall deliver to Buyer a substantially final draft of a payoff letter and (y) prior to the Closing Date, the Company shall deliver to Buyer an executed payoff letter, in each case, from each holder of Indebtedness of the Company or any of its Subsidiaries listed on Schedule 6.5, in each case, in form and substance reasonably satisfactory to Buyer, setting forth (a) the amounts required to pay off all principal, accrued and unpaid interest, fees, penalties, premiums and all other amounts required to be paid under the terms of such Indebtedness in full on the Closing Date owing to such holder of Indebtedness and wire transfer information for such payment, (b) a confirmation that upon payment of such amounts the Company or its Subsidiaries, as applicable, have repaid the Indebtedness (other than inchoate indemnity obligations) owing to such holder in full, (c) a termination of all guarantees, if any, by the Company or its Subsidiaries, as applicable, in respect of such Indebtedness upon payment of such amounts, (d) a release of all Liens, if any, that the holder may hold on any of the assets of the Company or its Subsidiaries upon payment of such amounts, (e) an agreement that the Surviving Corporation or its Representatives (or their respective designees) may file UCC-3 termination statements and any other documents necessary or desirable to evidence the release and termination of any and all Liens granted in connection with such Indebtedness, (f) a termination of all related loan documents and agreements (other than any provision thereof that by express terms of which shall survive such termination) and (g) the provision of the return of all possessory collateral, if any, in the applicable secured party’s possession (each, a “Payoff Letter”).

6.6 Confidentiality; Access.

(a) Subject to the terms of this Agreement (including without limitation Section 6.16 and Section 6.18), the Parties acknowledge that the Company and Buyer (or one of Buyer’s Affiliates) have previously executed that certain Confidentiality and Nondisclosure Agreement, dated November 11, 2025 (as may be amended, restated or supplemented from time to time (including any clean team agreement), the “Confidentiality Agreement”). Pursuant to the terms of the Confidentiality Agreement, the Company hereby provides its consent to the inclusion of all existing and prospective Debt Financing Sources within the term “agent” (as such term is used in the Confidentiality Agreement). Except to the extent required by applicable Law or reasonably necessary to comply with such Party’s obligations or to effect the transactions contemplated hereby, Buyer, Merger Sub and the Company shall hold any non-public information obtained in any investigation pursuant to, or otherwise in connection with, the negotiation and execution of this Agreement or the effectuation of the Merger or the other transactions contemplated hereby in confidence in accordance with the terms of the Confidentiality Agreement and, in the event this Agreement is terminated for any reason, Buyer, Merger Sub and the Company (as applicable) shall promptly return or destroy any such information in accordance with the Confidentiality Agreement. The Parties acknowledge that the Company and the Securityholder Representative have previously executed that certain confidentiality agreement dated as of June 4, 2026 (as may be amended or restated from time to time, the “Securityholder Representative Confidentiality Agreement”). Notwithstanding anything in this Agreement or in the Confidentiality Agreement, the Securityholder Representative Confidentiality Agreement or any other Related Agreement to the contrary, following the Closing, the Securityholder Representative may disclose (i) information to its Representatives and any or all of the Securityholders, in each case, to the extent such Persons have a bona fide need to know such information in connection with the Securityholder Representative’s fulfillment of its duties under any SR Agreement, and (ii) information to the extent necessary to enforce the rights of the Securityholders or the Securityholder Representative or defend against assertions by Buyer or any of its Affiliates in connection with any dispute resolution proceedings involving a dispute between Buyer, on the one hand, and the Securityholders or the Securityholder Representative, on the other hand (the “Enforcement and Defense Exception”).

(b) Subject to applicable Law and upon reasonable notice, the Company shall, and shall cause its Subsidiaries to, reasonably cooperate with Buyer to afford Buyer and its Representatives reasonable access, during normal business hours during the Pre-Closing Period, to its properties, books, Contracts and records and senior management personnel as Buyer may reasonably request; provided, however, that the Company may restrict the foregoing access to the extent that (i) any applicable Law requires such restriction, (ii) such access would give rise to a risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege, (iii) such access would be in breach of any confidentiality obligation by which the Company is bound, (iv) such access would result in the disclosure of any trade secrets of any third Person, (v) such access could be reasonably pertinent to the Enforcement and Defense Exception, or (vi) such access would, in the reasonable good faith judgment of the Company, cause competitive harm to the Company , it being understood that, in each case the Company shall give notice to Buyer of the fact that it is withholding such information or documents, and use commercially reasonable efforts to make appropriate substitute disclosure arrangements to permit the disclosure of such information without implicating the foregoing restrictions. With respect to the furnishing by the Company of competitively sensitive information, outside antitrust counsel will be consulted prior to the exchange of such information, and such information will not be exchanged to the extent such counsel to the Company reasonably advises against such exchange. Any information obtained from the Company pursuant to the access contemplated by this Section 6.6(b) will be subject to the Confidentiality Agreement. Any access to any properties of the Company will be subject to the Company’s reasonable security measures and insurance requirements and the rights of any tenants or occupants thereof and will not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including any Phase I or Phase II environmental assessments.

6.7 Public Disclosure. Subject to the terms of this Agreement (including without limitation Section 6.16 and Section 6.18), during the Pre-Closing Period, Buyer and the Company may not, and, after the Closing, Buyer and the Securityholder Representative may not issue any press release or make any similar public statement or public disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement, the Equity Purchase Agreement, the Merger and the other transactions contemplated hereby without the prior written approval of the other party (not to be unreasonably withheld, conditioned or delayed), except (a) Buyer and the Company shall issue a joint press release in a mutually agreeable form within five (5) Business Days following the Agreement Date, (b) to the extent required by applicable Law, including but not limited to the Securities Act and the Exchange Act or any listing agreement with any applicable national or regional securities exchange or market (in which case each of Buyer and the Company shall use reasonable efforts to consult with each other prior to making any such disclosure), (c) to the extent such information is or becomes generally known to the public without violation of this Agreement, the Confidentiality Agreement, or any other Contract restricting the disclosure of such information by such party, (d) pursuant to the Enforcement and Defense Exception, or (e) if such press release or public statement is limited to the names of the Parties and the fact that an agreement for a merger between the Company and Buyer has been signed or closed, as applicable, but does not include any other terms of the transactions contemplated hereby.

6.8 Reasonable Best Efforts. Subject to and upon the other terms of this Agreement, including, for the avoidance of doubt, Section 6.9, each of the Parties (other than the Securityholder Representative) agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, as promptly as practicable, and in any case, prior to the End Date, including using reasonable best efforts to accomplish the following: (a) the taking of all actions reasonably necessary to cause the conditions precedent to the other Party’s obligations to close set forth in Section 2.3 to be satisfied; (b) the obtaining of the Interim Period Consents (provided, that the parties will discuss in good faith procedures to pursue third party consents with respect to the Merger); (c) those actions described in Section 6.9 below; (d) the defending of any Actions, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby (to the extent such actions are not otherwise described in Section 6.9 below); and (e) the execution or delivery of any additional instruments necessary to consummate the Merger and the other transactions contemplated by, and to fully carry out the purposes of, this Agreement. In addition to the foregoing, (i) neither Buyer or Merger Sub, on the one hand, nor the Company, on the other hand, may take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement and (ii) each of Buyer and the Company may not, and may not permit any of their Affiliates to, acquire (by purchase, merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction) any other Person or business or assets or enter into any other transaction or take any other action, or agree or commit or propose to do any of the foregoing, in each case, which would or would reasonably be expected to (A) impose any material delay in the obtaining of, or increase the risk of not obtaining, any authorization, consent, order, declaration or approval of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (B) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated by this Agreement, (C) materially increase the risk of not being able to remove any such order on appeal or otherwise or (D) prevent, materially delay or materially impair the ability of Buyer, Merger Sub or the Company, as applicable, to consummate the transactions contemplated by this Agreement, including the Merger.

6.9 Regulatory Approval.

(a) Regulatory Filings. Buyer, Merger Sub and the Company shall each use and shall cause their respective Affiliates to use reasonable best efforts to obtain consents of all Governmental Entities necessary to consummate the Merger and the other transactions contemplated by this Agreement. Each of Buyer, Merger Sub and the Company shall and shall cause their respective Affiliates to make all filings, notices, petitions, statements, registrations, submissions of information, applications or submissions of other documents required by any Governmental Entity in connection with the Merger and the other transactions contemplated hereby, including, (i) within ten (10) Business Days of the Agreement Date, prepare and file Notification and Report Forms with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) as required by the HSR Act (“HSR Act Filing”), (ii) as promptly as practicable after the Agreement Date, prepare and file any filing required or necessary to obtain, make or deliver any Governmental Consents and Notices. Each of Buyer and the Company shall cause all documents that it is responsible for filing with any Governmental Entity under this Section 6.9(a) to comply in all material respects with all applicable Law. Notwithstanding anything herein to the contrary, Buyer and its Affiliates shall not be required to (a) oppose any request for the entry of, or seek to have vacated or terminated, any order, judgment, decree, injunction or ruling of any Governmental Entity that would restrain, prevent or delay any required consents applicable to the Merger, including by defending through litigation, any action asserted by any Person in any court or before any Governmental Entity and by exhausting all avenues of appeal, including appealing properly any adverse decision or order by any Governmental Entity or (b) supply to the appropriate Governmental Entities any additional information and documentary material (also known as a “Second Request”) that may be requested pursuant to the HSR Act or competition laws of any non-U.S. jurisdiction. Without limiting the foregoing, Buyer, Merger Sub and the Company may not, and shall cause their respective Affiliates not to voluntarily extend any waiting period or other applicable time period under the HSR Act or competition laws of any non-U.S. jurisdiction or enter into any agreement with any Governmental Entity to delay, or otherwise not to consummate as soon as practicable the Merger and the other transactions contemplated hereby, except with the prior written consent of the Company or Buyer, as applicable, which consent may be withheld in the sole discretion of the non-requesting Party; provided that if either Buyer or the Company reasonably determines in good faith that the withdrawal and re-filing of such notification and report form would reasonably be expected to result in the expiration or termination of the applicable waiting period under the HSR Act without the issuance by the FTC or DOJ of a Second Request, Buyer shall have the right, in its sole discretion, to withdraw and re-file its HSR Act Filing, or the Buyer shall withdraw and re-file such HSR Act Filing at the written request of the Company.

(b) Efforts. Notwithstanding anything herein to the contrary, in “taking” or “using” “reasonable best efforts” for the purposes of this Section 6.9, Buyer shall not be required to (i) propose, negotiate, commit to, effect or agree to, by consent, hold separate order, or otherwise, the sale, divestiture, license, hold separate, and other disposition of, any entities, operations, assets, divisions, businesses, product lines, customers, or facilities of the Company or Buyer, or their respective Affiliates, (ii) create, terminate, amend or assign any existing relationships, ventures, contractual rights, or obligations of the Company, Buyer or their respective Affiliates, (iii) amend, assign, or terminate any existing licenses or other agreements (and entering into such new licenses or other agreements), (iv) otherwise take or commit to take any action that would limit Buyer’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, products, or equity interests of Buyer, the Company, or their respective Affiliates, and (v) enter into any order, consent decree or other agreement with any Governmental Entity to effectuate any of the foregoing.

(c) Cooperation and Exchange of Information. Buyer, Merger Sub and the Company shall and shall cause their respective Affiliates to work together and promptly supply the other with any required information which may be required and reasonable assistance as the other may request in order to effectuate any filings or applications pursuant to this Section 6.9. Except where prohibited by applicable Law relating to the exchange of information, and subject to the Confidentiality Agreement, each of the Company and Buyer shall (i) consult with the other prior to taking a position with respect to any such filing, (ii) permit the other to review and discuss in advance, and consider in good faith, the views of the other in connection with any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity in connection with any investigations or proceedings in connection with this Agreement, the Merger or the other transactions contemplated hereby (including under any antitrust or fair trade applicable Law), (iii) coordinate with the other in preparing and exchanging such information, and (iv) promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such Party with any Governmental Entity in connection with this Agreement, the Merger or the other transactions contemplated hereby; provided, that each of the Company and Buyer may share information solely with such Party’s outside counsel to the extent such Party determines in good faith that such information is sensitive. Buyer and the Company will have, except where prohibited by applicable Law, joint responsibility for determining the strategy for dealing with, and keep one another reasonably apprised of the status of any communications with or any inquires or requests for additional information from, the FTC, the DOJ, or any other applicable Governmental Entity.

(d) Notification. Each of Buyer, Merger Sub and the Company shall notify the other promptly upon the receipt of (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any applicable Law. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to this Section 6.9, Buyer, Merger Sub or the Company, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(e) Fees. Buyer shall pay all filing and other fees required under the HSR Act all of which shall be deemed to be Buyer Expenses hereunder.

6.10 Employee Matters.

(a) From the Effective Time through December 31 of the calendar year in which the Closing occurs (or if shorter, during any period of employment), Buyer shall cause each employee of the Company or any of its Subsidiaries who remains employed by Buyer, the Surviving Corporation or any of their respective Affiliates immediately after the Effective Time (the “Company Participants”) to be provided by Buyer, the Surviving Corporation or any of their respective Affiliates, benefits that are substantially comparable, in the aggregate, to benefits provided to similarly situated employees of Buyer (or, in Buyer’s reasonable discretion, those provided to such Company Participants by the Company and its Subsidiaries as of immediately prior to the Closing), in each case, excluding any equity-based compensation, defined benefit pension plans, change in control, retention, severance or similar benefits, deferred compensation arrangements, retiree health and welfare benefits (the “Excluded Benefits”). Each Company Participant will receive credit for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance pay entitlement) under the plans or arrangements of Buyer or its applicable Affiliate (“Buyer Plans”) for the years of service with the Company (or any predecessor thereof) prior to the Closing Date to the same extent as would have applied under a Company Employee Plan prior to the Closing other than with respect to any Excluded Benefits or as would cause a duplication of benefits. Buyer shall use commercially reasonable efforts to cause any and all pre-existing condition limitations, eligibility waiting periods, evidence of insurability requirements, and physical examination requirements under any Buyer Plans that are group health, dental, vision, and prescription plans in which such Company Participants will participate to be waived and will provide credit for any co-payments, co-insurance, out-of-pocket expenses, deductibles or similar accrued amounts prior to the Closing Date for purposes of satisfying any applicable co-payment, co-insurance, out-of-pocket, deductible or similar requirements under any such plans for the plan year including the Closing Date. Buyer shall use commercially reasonable efforts to cause to be credited to any account of a Company Participant under any Buyer Plan which is a flexible spending plan with any unused balance in the account of such Company Participant under the applicable Company Employee Plan for the year in which the Closing occurs. In each case, Buyer shall not decrease base salary or regular wages and target annual cash bonus or commission opportunities as of immediately prior to the Effective Time through December 31 of the calendar year in which the Closing occurs (or if shorter, during any period of employment) for any Company Participant. Nothing in this Section 6.10(a) prevents Buyer or the Surviving Corporation from changing their compensation structure or employee benefit programs or obligates Buyer or the Surviving Corporation to establish, maintain or modify any Company Employee Plan or Buyer Plan or other employee benefit plan, program policy or arrangement for any length of time. This Section 6.10(a) is included for the sole benefit of the Parties and does not create any right in any other Person, including any Company Participant or any other participant in any Company Employee Plan, Buyer Plan or other employee benefit plan or arrangement that may be established or maintained by Buyer, the Company or any of their respective Affiliates following the Closing Date, or any beneficiary or trustee thereof. Furthermore, nothing contained in this Agreement, express or implied, is intended to confer upon any Person any right to employment or service or continued employment or service, or any term or condition of employment or service with Buyer or the Surviving Corporation or any of their Affiliates, for any period of time.

(b) Termination of 401(k) Plan. If requested by Buyer at least ten (10) days prior to the Closing Date, the Company shall adopt written resolutions to terminate, effective as of no later than the day immediately before the Closing Date, any Company Employee Plan that is intended to qualify as a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (a “401(k) Plan”), and effective as soon as administratively practicable on or after the Closing, Buyer shall cause each Company Participant who, as of immediately prior to the Closing, was eligible to participate in a 401(k) Plan to be eligible to participate in Buyer’s U.S. tax-qualified defined contribution plan . No later than five (5) Business Days before the Closing Date, the Company will provide Buyer with a copy of such proposed resolutions terminating such 401(k) Plan prior to adoption thereof by the board of directors of the Company and shall reflect all reasonable comments from Buyer thereon, and the Company shall deliver evidence to Buyer that the board of directors of the Company approved such resolutions.

6.11 Tax Matters.

(a) Tax Returns Filed Prior to Closing. The Company shall prepare or shall cause to be prepared all U.S. federal, state, local and non-U.S. Tax Returns required to be filed under applicable Law by the Company or any of its Subsidiaries on or prior to the Closing Date and will be responsible for the timely filing (taking into account any extensions received from the relevant Tax authorities, and, in the case of Income Tax Returns, subject to the reasonable review of Buyer) of such Tax Returns. The Company shall prepare such Tax Returns on a basis consistent with those prepared for prior taxable periods unless otherwise required by Law.

(b) Post-Closing Actions. For purposes of determining the amount of Taxes taken into account in the determination of the Final Closing Consideration, without the Securityholder Representative’s prior written consent (not to be unreasonably withheld, conditioned or delayed), none of the following actions by Buyer and any of its Affiliates (including the Surviving Corporation) shall be taken into account: (i) making any Tax election with respect to the Company or any of its Subsidiaries that has effect for any Pre-Closing Tax Period, including any election under Sections 336 or 338 of the Code, (ii) filing any Tax Returns of the Company or any of its Subsidiaries with respect to a taxable period that ends on or prior to the Closing Date that is (A) materially inconsistent with the historical practices and procedures (including any elections, methods of accounting and other filing positions) of the Company or any of its Subsidiaries, as applicable, except as otherwise required by applicable Law, or (B) reflects a material amount of Taxes in excess of the amount of Taxes taken into account in the Pre-Closing Statement, (iii) settling or compromising any deficiency, audit, examination claim, litigation, or other administrative or court proceeding, suit or dispute with respect to a material Tax Return or with respect to a material amount of Taxes, in each case, of the Company or any of its Subsidiaries for a taxable period that ends on or prior to the Closing Date, (iv) amending any previously filed Tax Return of the Company or any of its Subsidiaries with respect to any Pre-Closing Tax Period, (v) initiating any voluntary disclosure agreement, engaging in any voluntary compliance procedures or making any other similar voluntary contact with any Governmental Entity with respect to any Taxes or Tax Returns of the Company or any of its Subsidiaries for any Pre-Closing Tax Period, or (vi)  waiving or extending the period applicable to any claim or assessment of Taxes or Tax Returns of the Company or any of its Subsidiaries for any Pre-Closing Tax Period, in each case of clauses (i) through (vi), to the extent such action would reasonably be expected to result in an increase in the Tax liabilities of the Company and its Subsidiaries that are included in the determination of the Final Closing Consideration.

(c) Transfer Taxes. Except for any Restructuring Taxes, all transfer, documentary, sales, use, stamp, mortgage, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement (“Transfer Taxes”) will be borne and paid 50% by Buyer and 50% by the Contributing Securityholders (as a Third Party Expense) when due. The party responsible under applicable Law for filing any Tax Returns with respect to such Transfer Taxes shall prepare and file or cause to be prepared and filed all Tax Returns with respect to such Transfer Taxes and shall pay such Transfer Taxes in the time and manner prescribed by Law. The other parties shall cooperate in the filing of any Tax Returns and other documentation with respect to such Transfer Taxes, including promptly supplying any information in its possession that is reasonably necessary to complete such Tax Returns. Buyer, Merger Sub and the Company shall use commercially reasonable efforts to reduce any Transfer Taxes to the extent permitted by applicable Law.

(d) FIRPTA. The Company shall deliver to Buyer: (A) a statement with respect to the Company conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3); and (B) the notification to the IRS required under Treasury Regulations Section 1.897-2(h)(2), in each case, together with written authorization for Buyer to deliver such documentation to the IRS on behalf of the Company after the Closing.

(e) Apportionment of Taxes. For purposes of calculating the Closing Consideration (including Closing Indebtedness, Company Net Working Capital and Company Warehouse Working Capital), all Taxes with respect to the Company and its Subsidiaries that relate to a Straddle Period will be apportioned between the Pre-Closing Tax Period and the post-Closing portion of the Straddle Period as follows: (i) in the case of Taxes that are based upon or measured by reference to income, receipts, profits, sales, or payroll, such Taxes apportioned to the Pre-Closing Tax Period will be deemed equal to the amount which would be payable if the Tax year (or other Tax reporting period to the extent such Taxes are reported and paid other than on an annual basis) ended at the end of the day on the Closing Date; provided that for purposes of such determination, the taxable years of the Company and its Subsidiaries shall be deemed to have ended on and included the Closing Date and exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions, other than with respect to property placed in service after the Closing), shall be allocated on a per diem basis, and (ii) in the case of all other Taxes, such Taxes apportioned to the Pre-Closing Tax Period will be deemed to be the amount of such Taxes for the entire taxable period, multiplied by a fraction, the numerator of which is the number of calendar days in the taxable period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire period.

(f) Cooperation in Tax Matters. Buyer, the Securityholder Representative and the Company agree to furnish, or cause to be furnished, upon reasonable request, as promptly as is reasonably practicable, and at the cost of the party (in the case of the Securityholder Representative, on behalf of the Securityholders) making the request, such information and assistance relating to Taxes, including in connection with the filing of Tax Returns by Buyer, the Company and its Subsidiaries, preparation for or the conduct of any action or other proceeding with respect to Taxes or the making of any election related to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information in that party’s possession which are reasonably relevant to any such action or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Notwithstanding anything to the contrary in this Agreement, (i) the Securityholder Representative shall have no obligation to prepare or file any Tax Returns required to be prepared or filed by the Company or any of its Subsidiaries; and (ii) the Securityholders acknowledge that nothing in this Agreement is intended to impose upon the Securityholder Representative any obligation to prepare or file any Tax Returns.

(g) Tax Sharing Agreements. Prior to the Closing, the Company shall cause any Tax sharing agreements between the Company or any of its Subsidiaries, on the one hand, and any Securityholder or any Securityholder’s Affiliates (other than the Company or any of its Subsidiaries), on the other hand, to be terminated in a manner that results in the Company and its Subsidiaries not having any liability as a result thereof after the Effective Time; provided, for the avoidance of doubt, that this Section 6.11(g) shall not apply to this Agreement or any customary commercial Contract entered into in the Ordinary Course of Business the primary purpose of which is not related to Taxes.

6.12 Indemnification of Directors and Officers of the Company.

(a) For a period of six (6) years following the Effective Time, Buyer and the Surviving Corporation shall, and shall cause the Surviving Corporation and its Subsidiaries to, indemnify and hold harmless, in each case, to the fullest extent permitted by applicable Law, each Person who is now, or has been at any time prior to the Agreement Date, a director or officer of the Company or any of its Subsidiaries (the “Company Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts paid in settlement of or in connection with any claim, action, suit, proceeding or investigation, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after the Effective Time, to the extent such claim, action, suit, proceeding or investigation arises directly or indirectly out of or pertains directly or indirectly to (i) such Company Indemnified Party’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or (ii) this Agreement, the Related Agreements, the Merger or the other transactions contemplated hereby and thereby (a “Company Indemnified Proceeding”; provided, however, that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Company Indemnified Party delivers to Buyer or the Surviving Corporation a written notice asserting a claim for indemnification under this Section 6.12(a) then the claim asserted in such notice will survive the sixth (6th) anniversary of the Effective Time until such time as such claim is fully and finally resolved. In the event any Company Indemnified Party is or becomes involved in any Company Indemnified Proceeding, Buyer shall, or shall cause the Surviving Corporation to, pay expenses in advance of the final disposition of any such Company Indemnified Proceeding to each Company Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking contemplated by Section 145 of Delaware Law to the extent such right was available pursuant to the bylaws or certificate of incorporation of the Company on the Agreement Date. Any Company Indemnified Party wishing to claim indemnification under this Section 6.12(a) upon becoming aware of any such Company Indemnified Proceeding must promptly notify Buyer and the Surviving Corporation (but the failure to so notify Buyer or the Surviving Corporation will not relieve Buyer or the Surviving Corporation from any liability it may have under this Section 6.12(a) except to the extent such failure materially prejudices Buyer or the Surviving Corporation), and must deliver to Buyer and the Surviving Corporation the undertaking contemplated by Section 145 of Delaware Law.

(b) For a period of six (6) years following the Effective Time, Buyer and the Surviving Corporation shall, and shall cause its Subsidiaries to, subject to applicable Law, fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements in effect as of the Effective Time between the Company and the Company Indemnified Parties that are Made Available. At or prior to the Closing, the Company shall obtain a fully prepaid “tail” directors’ and officers’ liability insurance policy, which (i) has an effective term of six (6) years from the Effective Time, and (ii) contains coverage terms comparable to or better than those applicable to the current directors and officers of the Company and its Subsidiaries (the “D&O Tail Policy”); provided, that in no event shall Buyer be required to, and the Company shall not, without the prior written consent of Buyer, obtain any such “tail” policy or policies (if more than one policy is obtained and including any such policy purchased pursuant to the Equity Purchase Agreement, if any) with an aggregate policy with a premium in excess of two hundred percent 200% of the Company’s existing directors’ and officers’ policy; provided, further that the premium and brokerage fees to obtain and bind the D&O Tail Policy will be deemed a Buyer Expense hereunder. The Surviving Corporation (following the Effective Time) may not cancel, and Buyer shall cause the Surviving Corporation not to cancel and may not permit to be cancelled, the D&O Tail Policy during its term in any way that is adverse to the Company Indemnified Parties.

(c) This Section 6.12 is intended to be for the benefit of, and is enforceable by, the Company Indemnified Parties and their heirs and personal representatives and is binding on Buyer and the Surviving Corporation and their successors and assigns.

(d) If Buyer, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers (including through a statutory division) or conveys all or substantially all of their assets to any one or more Persons in any transaction or group of related transactions, then, and in each such case, Buyer shall cause the successors and assigns of Buyer or the Surviving Corporation, as the case may be, to assume the obligations of Buyer and the Surviving Corporation set forth in this Section 6.12.

6.13 Representations and Warranties Insurance. If Buyer obtains a buyer-side representations and warranties insurance policy relating to the representations and warranties of the Company set forth in this Agreement (the “R&W Policy”), any and all premiums, underwriting fees, brokerage fees, legal fees for counsel engaged by the insurer of the R&W Policy, surplus lines, Tax and any other costs and expenses associated with obtaining the R&W Policy and binding coverage thereunder will be borne fifty percent (50%) by Buyer and fifty percent (50%) by the Company. The R&W Policy must expressly provide that the insurer(s) issuing such policy have no right, and waive any right, of subrogation, contribution, or any other claim against the Securityholders based upon, arising out of, or in any way connected to this Agreement, except against any such Securityholder solely in respect of Fraud committed by such Securityholder. Buyer may not amend or waive any terms and conditions set forth in the R&W Policy in a manner that would reasonably be expected to be adverse to the Securityholders without the prior written consent of, prior to the Closing, the Company, and after the Closing, the Securityholder Representative.

6.14 Merger Sub Compliance. Buyer shall cause Merger Sub to comply with all of Merger Sub’s obligations under or relating to this Agreement. Merger Sub shall not engage in any business which is not in connection with the Merger with and into the Company pursuant to this Agreement.

6.15 Buyer Vote at Merger Sub. Immediately following the execution and delivery of this Agreement, Buyer, in its capacity as the sole stockholder of Merger Sub, shall execute and deliver to Merger Sub (with a copy also sent to the Company) a written consent adopting this Agreement and approving the Merger in accordance with Delaware Law.

6.16 Debt Financing.

(a) Cooperation.

(i) From the date hereof until the Closing Date, or earlier termination of this Agreement, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to cause its Representatives to use their respective reasonable best efforts to provide all customary cooperation reasonably requested by Buyer (or one of more of its Affiliates) in connection with the arrangement of a debt financing sufficient to fund the Closing Consideration on the Closing Date (the “Debt Financing”), which may include the issuance and sale of senior notes and/or the entry into a committed term loan facility, by using reasonable best efforts to:

(A) use reasonable best efforts to cause the Company’s independent accountants, as reasonably requested by Buyer, to (a) consent to the use of their audit reports on the financials statements of the Company in any materials relating to, or any filings made with the SEC related to, such financing, (b) provide, consistent with customary practice, “comfort letters,” including customary “negative assurances” (including drafts thereof which such accountants are prepared to issue at the time of pricing and at closing of any offering or placement of the Debt Financing) necessary and reasonably requested by Buyer in connection with any debt capital markets transaction comprising a part the Debt Financing, and (c) participate in a reasonable number of reasonable and customary due diligence sessions, which sessions shall be telephonic or held by videoconference and held at reasonable and mutually agreeable times, in each case of this clause (A) to the extent applicable in connection with the Debt Financing;

(B) provide information relating to the Company and any of its Subsidiaries reasonably required and requested by Buyer in connection with its preparation of rating agency presentations, bank information memoranda, lender presentations, bank syndication materials, credit agreements, definitive financing documents (as well as customary certificates and “backup” support) and similar or related documents to be prepared by Buyer in connection with such Debt Financing, including any historical financial information of the Company and its Subsidiaries reasonably required for the preparation by Buyer of customary pro forma financial information and pro forma financial statements to the extent required by Regulation S-X under the Securities Act or any other accounting rules and regulations of the SEC, and/or otherwise customarily included in connection with such Debt Financing (it being agreed that the Company need only provide information pertaining to the Company and its Subsidiaries and shall not be required to (x) prepare independently any pro forma financial statements, or (y) provide any information or assistance relating to (i) the proposed aggregate amount of Debt Financing, together with assumed interest rates, dividends (if any), and fees and expenses relating to the incurrence of such debt, (ii) any post-Closing or pro forma cost savings, synergies, capitalization or ownership or (iii) any information related to Buyer);

(C) cooperate with customary marketing efforts of Buyer for such Debt Financing, including using reasonable best efforts to cause its management team, with appropriate seniority and expertise, to assist in preparation for and to participate in a reasonable number of meetings, presentations, due diligence sessions (including accounting due diligence sessions), drafting sessions, and sessions with rating agencies and the Debt Financing Source Parties, as applicable, in each case, in connection with the Debt Financing and upon reasonable notice, during normal business hours and at mutually agreeable dates and times, which sessions, meetings, presentations, and road shows shall be telephonic or held by video conference;

(D) deliver to Buyer, no later than two (2) Business Days prior to the Closing Date, any materials and documentation about the Company and any of its Subsidiaries required by the Debt Financing Sources under applicable “know your customer” and anti-money laundering Laws (including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, the U.S. Foreign Corrupt Practices Act of 1977, the Investment Company Act of 1940 and any rules of the Office of Foreign Assets Control of the U.S. Department of the Treasury), to the extent requested by Buyer no less than ten (10) Business Days prior to the Closing Date;

(E) inform Buyer promptly in writing if the Company shall have determined a restatement of the Company’s financial statements is required or reasonably expected;

(F) cooperate with respect to the provision of guarantees required by such Debt Financing, including by executing and delivering definitive documents related thereto, it being understood that the effectiveness of any such guarantees shall be conditioned upon the occurrence of the Closing;

(G) provide customary authorization letters to the financing parties under the Debt Financing authorizing the distribution of information prepared by, or provided by, the Company, to prospective lenders or investors, provided that the Company is afforded adequate time to review such authorization letters and related materials;

(H) assist with the preparation of any documents relating to the Debt Financing as may be reasonably requested by Buyer by providing information for the completion of any schedules thereto, solely to the extent such materials relate to information concerning the Company or its Subsidiaries;

(I) take such actions as are reasonably requested by Buyer to facilitate the satisfaction on a timely basis of all conditions precedent to obtaining the Debt Financing (or any alternative financing) that are within its control; and

(J) take such actions as may be reasonably requested by Buyer in connection with the repayment of any Indebtedness of the Company or its Subsidiaries, including the delivery of any applicable notices of repayment.

Notwithstanding the foregoing or anything else to the contrary in this Agreement, the Company and its Subsidiaries will not be required, and will not be required to cause any of their Representatives to (i) take any action that would reasonably be expected to subject any such Person to actual or potential liability, (ii) waive or amend any terms of this Agreement or cause any condition to the Closing set forth in this Agreement to fail to be satisfied or otherwise cause any breach of this Agreement or cause any representation or warranty in this Agreement to be breached or become inaccurate or bear any cost or expense or pay any commitment or other similar fee or make any other payment that is not conditioned upon the Closing or incur any liability or give any indemnities prior to the Closing, (iii) enter into, execute, deliver or perform under any agreement, certificate or other document, or commit to take any action, with respect to the Debt Financing (other than the authorization letters referred to in this Section 6.16, CFO certificates, and customary representation letters required in connection with the provision of any “comfort letters” in accordance with this Section 6.16) that is not contingent upon the Closing or that would be effective prior to the Closing, (iv) take any action that, in the good faith determination of the Company, would unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries or create a risk of damage or destruction to the property or assets of the Company and its Subsidiaries, (v) provide any legal opinion or other opinion of counsel, prepare or provide any Excluded Information, or change any fiscal period, (vi) provide any projections or other forward-looking financial information, (vii) provide access to or disclose information to the extent that the provision thereof would violate applicable Law, rule or regulation or any confidentiality obligation binding on the Company and its Subsidiaries or any of its Affiliates, (viii) incur any other liability or provide or agree to provide any indemnity, (ix) prepare or provide any other information that is not available to the Company and its Subsidiaries without undue effort or expense, (x) take any action that would reasonably be expected to conflict with or violate the organizational documents of the Company and its Subsidiaries or any applicable Law or would reasonably be expected to result in (with or without notice, lapse of time, or both) a violation or breach of, or default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of such Person or to a loss of any benefit or privilege to which such Person is entitled under, any Contract to which the Company or any of its Subsidiaries are a party or result in the creation or imposition of any Lien on any asset of the Company and its Subsidiaries, except any Liens that becomes effective only upon the Closing, (xi) cause (or require the taking of any action that would cause) any representation, warranty or covenant in this Agreement to be breached or cause any condition to the Closing to fail to be satisfied or otherwise cause any breach of this Agreement, (xii) require providing access to or disclosing information that the Company reasonably determines would result in the loss of, or the waiver of, any applicable legal privilege (including attorney-client privilege) of the Company or any of its Subsidiaries, (xiii) approve or authorize the Debt Financing or any document pertaining thereto unless Buyer shall have determined that the pertinent directors and managers (or members of equivalent bodies) are to remain as directors and managers (or members of equivalent bodies) of the Company or such Subsidiary, as applicable, on and after the Closing Date and such resolutions are contingent upon the occurrence of, or only effective as of, the Closing and such continuing directors and managers (or members of equivalent bodies) are approving or authorizing the Debt Financing solely on behalf of the Surviving Corporation. The Company and its Subsidiaries will be, within two (2) Business Days’ following any written request by the Company, reimbursed by Buyer for any documented and reasonable out-of-pocket costs or expenses incurred or otherwise payable by the Company and its Subsidiaries in connection with its compliance with this Section 6.16. For the avoidance of doubt, the provisions contained in this Section 6.16, represent the sole obligation of the Company and its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Buyer or any of its respective Affiliates and no other provision of this Agreement (including the Exhibits and Schedules hereto) will be deemed to expand or modify such obligations. The Company and its Subsidiaries will be deemed to be in compliance with this Section 6.16(a) unless and until (A) Buyer provides written notice (the “Non-Cooperation Notice”) to the Company of any alleged failure to comply, or action or failure to act which constitutes a breach of this Section 6.16(a), (B) Buyer includes in such Non-Cooperation Notice reasonable detail regarding the cooperation required to cure such alleged failure (which shall not require the Company to provide any cooperation that it would not otherwise be required to provide under this Section 6.16(a)) and (C) the Company fails to take the actions specified on such Non-Cooperation Notice within ten (10) Business Days following receipt of such Non-Cooperation Notice.

(b) Indemnification. Buyer shall indemnify and hold harmless the Company and its Subsidiaries and their Affiliates, and the directors, officers, employees, attorneys, Representatives, advisors, successors and assigns of each of the foregoing Persons from and against any and all liabilities, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing (including any actions taken in accordance with this Section 6.16 ) and any information utilized in connection therewith, in each case except to the extent such liabilities, damages, claims, costs or expenses arise from the Company’s or its Representative’s gross negligence, fraud, bad faith, intentional misrepresentation or intentional misconduct with respect to any information provided pursuant to this Section 6.16, as finally determined by a court of competent jurisdiction. Notwithstanding anything to the contrary herein, in no event will Buyer or its Affiliates and directors, officers, employees, representatives and advisors (including legal, financial and accounting advisors) be liable for any indirect, punitive or consequential damages, losses or Actions under this Section 6.16 except to the extent awarded to a third party.

(c) Debt Financing Status. Buyer shall keep the Company reasonably informed with respect to material activity concerning the status of the Debt Financing and shall provide any information reasonably requested by the Company relating to the Debt Financing.

(d) Non-Public and Confidential Information. All non-public or other confidential information regarding the Company or any of its Subsidiaries obtained by Buyer or its Representatives pursuant to this Section 6.16 shall be kept confidential subject to customary confidentiality arrangements reasonably satisfactory to the parties thereto; provided, that Buyer shall be permitted to disclose information to any financing party to the Debt Financing, prospective financing parties, prospective purchasers of senior notes or rating agencies as necessary and consistent with customary practices in connection with the Debt Financing subject to customary confidentiality arrangements reasonably satisfactory to the Company. The Company hereby consents to the use of all of its and its Subsidiaries logos solely to the extent that such logos are used in a manner that is reasonable and customary in connection with the Debt Financing and solely in connection with a description of the Company and any of its Subsidiaries or the transactions contemplated by this Agreement and solely in a manner that is accurate and not intended or likely to harm or disparage the reputation or goodwill of the relevant party, or any of their respective IP Rights and will comply with the Company’s usage requirements and guidelines to the extent made available to Buyer prior to such use.

(e) No Financing Condition. Obtaining the Debt Financing is not a condition to the Closing. If any portion of the Debt Financing is not obtained for any reason, Buyer will continue to be obligated to consummate the Closing, subject to the satisfaction or waiver of the conditions to the Closing set forth in Section 2.3(a) or Section 2.3(b). Any non-compliance by the Company or their Affiliates with the covenants and agreements set forth in this Section 6.16, will be disregarded for purposes of determining whether the conditions to the Closing set forth in Section 2.3(b) have been satisfied and the Company and its Subsidiaries will not be deemed to be in breach of the covenants set forth in this Section 6.16, so long as they have acted in good faith to comply with the obligations set forth in this Section 6.16. Notwithstanding anything to the contrary herein, the condition in Section 2.3(b)(ii) shall be deemed to be satisfied with respect to this Section 6.16 if (a) the Company’s (or its Representatives’) failure to comply with any provision of this Section 6.16 did not directly cause the failure of the Debt Financing to be funded at Closing, or (b) notwithstanding the Company’s (or its Representatives’) failure to comply with any provision of this Section 6.16, Buyer and Merger Sub would not have been ready, willing and able to consummate the Closing when required pursuant to this Agreement.

Section 6.17 Required Financial Statements. In furtherance of the foregoing, from the date hereof until the Closing Date, the Company shall use reasonable best efforts to cause its Representatives to, prepare and deliver to Buyer: (1) the Audited Financial Statements prepared in accordance with GAAP and audited by the Company’s independent auditor in accordance with AICPA standards for annual audits, applied on a basis consistent with that of the most recent fiscal year and no later than seventy-five (75) Business Days after the end of such fiscal year; and (2) the unaudited combined balance sheets of the Company and its Subsidiaries and the related combined statements of income, equity and cash flows as of the end of and for the year-to-date period ending on the last day of any fiscal quarter ending after March 31, 2026, with comparative financial information for the equivalent period of the prior year, prepared in accordance with GAAP and reviewed by the Company’s independent auditor, applied on a basis consistent with that of the most recent fiscal year no later than forty-five (45) calendar days after the end of such fiscal quarter (collectively, clauses (1) and (2), the “Required Financial Statements”). From the date on which Buyer receives the Required Financial Statements until the Closing, the Company shall use reasonable best efforts to update any such financial statements provided by it or on its behalf as may be necessary so that such financial statements are Compliant.

6.18 OFAC License.

(a) The Parties acknowledge that, on January 6, 2026, the Company submitted to OFAC a request for specific license authorization (Case ID RUSSIA-EO14024-2026-1464992-1, License Application Reference Number T-001190, the “OFAC License Application”) necessary to consummate the transactions contemplated by this Agreement.

(b) The Company shall take such actions as requested by any Governmental Entity and shall use reasonable best efforts to take such actions as reasonably requested by Buyer in connection with the OFAC License Application in order to ensure substantially timely and compliant filing of any and all documents and other information required for purposes of obtaining the OFAC License.

(c) Buyer shall be provided with at least three (3) Business Days to review and provide comments with respect to any material written supplemental submissions to OFAC in connection with the OFAC License Application and the Company shall consider such comments in good faith.

(d) Where permitted by OFAC, the Company shall allow representatives of Buyer to observe all meetings (and participate in all telephone or other conversations) with OFAC, and the Company shall consider in good faith any input provided by the Buyer’s representatives in advance of such meetings.

6.19 Termination of Certain Agreements. On or prior to the Closing, the Company shall use reasonable best efforts to (a) take all actions necessary to cause any and all amounts owed by or owed to the Company or any of its Subsidiaries under (x) any Affiliate Transaction listed on Schedule 6.19 or (y) any other Affiliate Transaction identified by Buyer at least ten (10) Business Days prior to Closing, to be canceled, satisfied or discharged in full without any continuing obligation of the Company or any of its Subsidiaries and (b) deliver evidence reasonably acceptable to Buyer of such cancellations, satisfactions or discharges.

6.20 Termination of Interested Party Agreements. On or prior to the Closing the Company shall use reasonable best efforts to (a) procure a payoff letter from the investment bank listed in Section 3.21 of the Disclosure Letter in customary form, which shall provide that the Company and its Subsidiaries shall have no Liability under the engagement letter listed in Section 3.21 from and after the Closing (except as otherwise expressly required pursuant to the terms of such Contract) and (b) terminate the Contracts listed on Schedule 6.20 (it being understood that provisions that survive the termination of such Contracts pursuant to the terms thereof shall survive such termination).

6.21 Termination of Intercompany Arrangements. Except as may otherwise be agreed between Buyer and Seller, effective as of the Closing, the Company and its Subsidiaries, on the one hand, and the Securityholders, on the other hand, shall use reasonable best efforts to eliminate by payment, settlement, netting, capitalization, set off, cancellation, forgiving, release or otherwise any obligations or liabilities under any intercompany accounts, balances, payables, receivables or indebtedness between the Company and its Subsidiaries, on the one hand, and any Securityholders, on the other hand between or among such parties, in each case, such that the Securityholders, on the one hand, and the Company and its Subsidiaries, on the other hand, do not have any further liability to one another (and without any costs or other liabilities of Buyer or any of its controlled Affiliates) in respect of such intercompany accounts, balances, payables, receivables or indebtedness.

Article VII
TERMINATION

7.1 Termination. Subject to Section 7.3, this Agreement may be terminated at any time prior to the Closing (with respect to Sections 7.1(b) through (h), by delivery of written notice from the terminating Party to Buyer (in the case that the Company is the terminating Party) or the Company (in the case that Buyer is the terminating Party) setting forth a brief description of the basis for termination):

(a) by the mutual written consent of Buyer and the Company;

(b) by either Buyer or the Company if the Merger is not consummated by 11:59 p.m. (Pacific Time) on the earlier of (i) the date on which the FTC or DOJ issues a Second Request in connection with any HSR Act Filing submitted in connection with any transactions contemplated by this Agreement and (ii) November 30, 2026 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) will not be available to any Party whose action or failure to act (or any action or failure to act by such Party’s Affiliate) has been a primary cause of or primarily resulted in the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a material breach of this Agreement; provided, further, that if the conditions to Closing set forth in Section 2.3 are satisfied or waived prior to the End Date (or in the case of conditions that by their terms are to be satisfied at the Closing, are capable of being satisfied on the Closing Date), neither Buyer nor the Company may terminate this Agreement pursuant to this Section 7.1(b) until the date that is ten (10) Business Days after the End Date.

(c) by either Buyer or the Company, if a Governmental Entity of competent jurisdiction has (i) enacted, issued, promulgated or entered a non-appealable final and permanent judgment, order, injunction or decree that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Merger or the Pre-Closing Restructuring or (ii) denied the OFAC License Application; provided, however, that the right to terminate this Agreement under this Section 7.1(d) is not available to any Party whose action or failure to act (or any action or failure to act by such Party’s Affiliate) has been a primary cause of or primarily resulted in such restraining, enjoining or prohibition of the consummation of the Merger;

(d) by the Company if (i) there is an inaccuracy in any of the representations or warranties of Buyer or Merger Sub in this Agreement such that the condition set forth in Section 2.3(c)(i) (assuming for these purposes that the Closing Date is the date on which notice of termination is sent) would not be satisfied, or there has been a breach by Buyer or Merger Sub of any of their respective covenants in this Agreement such that the condition set forth in Section 2.3(c)(ii) would not be satisfied, (ii) the Company has delivered to Buyer a written notice of such inaccuracy or breach, (iii) at least thirty (30) days have elapsed since the delivery of such notice without such inaccuracy or breach having been cured, and (iv) the Company is not then in breach of this Agreement such that the condition set forth in Section 2.3(b)(i) (assuming for these purposes that the Closing Date is the date on which notice of termination is sent) or Section 2.3(b)(ii) would not then be satisfied;

(e) by Buyer if (i) there is an inaccuracy in any of the representations or warranties of the Company in this Agreement such that the condition set forth in Section 2.3(b)(i) (assuming for these purposes that the Closing Date is the date on which notice of termination is sent) would not be satisfied, or there has been a breach by the Company of any of its covenants in this Agreement such that the condition set forth in Section 2.3(b)(ii) would not be satisfied, (ii) Buyer has delivered to the Company a written notice of such inaccuracy or breach, (iii) at least thirty (30) days have elapsed since the delivery of such notice without such inaccuracy or breach having been cured; provided, however, that any such inaccuracy or breach relating to the condition set forth in Section 2.3(b)(i)(3) will be deemed to have been cured if the effects of such inaccuracy or breach are capable of being corrected in the Payment Spreadsheet; provided, further, that if the Payment Spreadsheet that is actually delivered does not actually cure such inaccuracy or breach, then the Buyer shall have the right to terminate this Agreement pursuant to this Section 7.1(e) after complying with the notice and cure limitations set forth in this Section 7.1(e) with respect thereto, and (iv) neither Buyer nor Merger Sub is then in breach of this Agreement such that the condition set forth in Section 2.3(c)(i) (assuming for these purposes that the Closing Date is the date on which notice of termination is sent) or Section 2.3(c)(ii) would not then be satisfied;

(f) by Buyer if the Company has not delivered the Requisite Stockholder Consent to Buyer prior to 11:59 p.m. PST on the date of this Agreement; or

(g) by either Buyer or the Company, if the Equity Purchase Agreement is terminated pursuant to its terms or is otherwise no longer in full force and effect.

7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement will terminate and be of no further force or effect, and there will be no liability on the part of Buyer, Company, the Securityholder Representative or their respective Representatives, except to the extent that such liability results from the Fraud or Willful Breach of this Agreement or the Equity Purchase Agreement prior to the valid termination of this Agreement; provided, however, that the provisions of Section 3.26, Section 6.6(a), Section 6.7, this Section 7.2, Section 7.5, Section 8.2, Section 8.3, Article IX and Annex A will remain in full force and effect and survive any such termination of this Agreement.

7.3 Termination Pending Relief. Notwithstanding anything to the contrary contained herein, this Agreement may not be terminated by Buyer or Merger Sub, on the one hand, or the Company, on the other hand, if the Company, on the one hand, or Buyer or Merger Sub, on the other hand, is pursuing specific performance or other equitable relief as provided in Section 9.7 or under Section 10.6 of the Equity Purchase Agreement.

7.4 Damages Limitation. Notwithstanding anything to the contrary set forth in this Agreement or any other Merger Document, each of the Parties expressly acknowledges and agrees that, in the event that a Party seeks a monetary damages award against another Party, solely in accordance with the provisions of, and subject to the applicable limitations in, this Agreement, under no circumstances will the collective monetary damages (including consequential, special, indirect or punitive damages) payable by the other Party, exceed, in the aggregate, an amount equal to the Purchase Price (the “Limitation”).

7.5 Termination Fee.

(a) Buyer shall pay, or cause to be paid, to the Company an amount equal to $25,000,000 (the “Termination Fee”) if this Agreement is terminated pursuant to (i) Section 7.1(b)(ii) by Buyer if, at the time of such termination, the condition set forth in Section 2.3(b)(v) shall not have been satisfied or waived but all other conditions to Closing in Section 2.3(a) (other than Section 2.3(a)(iv)) and Section 2.3(b) shall have been satisfied or waived (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied if the Closing Date were the date of such termination) or (ii) Section 7.1(b)(ii) by Buyer or Section 7.1(g) by Buyer if at the time of such termination (A) the condition set forth in Section 2.3(b)(v) shall not have been satisfied or waived but all other conditions to Closing in Section 2.3(a) (other than Section 2.3(a)(iv)) and Section 2.3(b) shall have been satisfied or waived (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied if the Closing Date were the date of such termination) and (B) the Equity Purchase Agreement has been terminated by the JV in accordance with Section 8.1(b) thereof and at the time of such termination all of the conditions to the EPA Closing in Section 2.7(a)(i) and Section 2.7(a)(iii) of the Equity Purchase Agreement shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the closing of the transactions contemplated by the Equity Purchase Agreement, shall be capable of being satisfied if the EPA Closing were to occur on the date of such termination) other than the condition to the EPA Closing set forth in Section 2.7(a)(iii)(D) of the Equity Purchase Agreement. Buyer shall pay the Termination Fee within two (2) Business Days of the date of such termination by wire transfer of immediately available funds to the account designated in writing by the Company.

(b) Notwithstanding anything to the contrary in this Agreement, if the Termination Fee is paid pursuant to Section 7.5(a) it shall be the sole and exclusive remedy of the Company, the Securityholders, or any Affiliate, including any Nonparty Affiliates, or Representative of any of the foregoing, and each of their respective successors and assigns (other than with respect to liability that results from Fraud under this Agreement or the Equity Purchase Agreement prior to the valid termination of this Agreement). For the avoidance of doubt, the Company’s exercise of any right to seek specific performance or other equitable relief pursuant to the terms of this Agreement shall not affect the Company’s right to collect the Termination Fee (it being understood that in no event shall the Company be entitled both to specific performance to cause Buyer to consummate the Merger and payment of the Termination Fee); provided, that, under no circumstances (other than with respect to liability that results from the Fraud under this Agreement or the Equity Purchase Agreement prior to the valid termination of this Agreement) will the Company be entitled to receive both an award of monetary damages in connection with Buyer’s termination pursuant to Section 7.5(a) and payment of all or any portion of the Termination Fee.

(c) If the Buyer fails to promptly pay any amounts due pursuant Section 7.5(a) and, in order to obtain such payment, the Company commences a suit that results in a final and non-appealable judgment against the Buyer, for payment of amounts owed pursuant to the applicable section of this Section 7.5(b), then the Buyer shall pay to the Company its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) incurred in connection with such suit, together with interest on such amount at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date that such amounts were required to be paid to the date of actual payment. Buyer shall pay any amount payable pursuant to this Section 7.5(b) by wire transfer of immediately available funds within two (2) Business Days of the final and non-appealable judgment referenced in the immediately preceding sentence to the account(s) designated by the Company.

(d) The Parties acknowledge and agree that the agreements contained in this Section 7.5 are an integral part of this Agreement, and that, without these agreements, the Parties would not have entered into this Agreement. Each of the Parties further acknowledges that the payment of the amounts specified in this Section 7.5 is not a penalty, but, in each case, is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such amounts are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.

Article VIII
SURVIVAL; NON-RECOURSE; RELEASE; SECURITYHOLDER REPRESENTATIVE

8.1 Survival; Non-Recourse; Release.

(a) None of the representations, warranties, covenants or agreements (but solely with respect to the covenants and agreements, to the extent such covenants or agreements contemplate or require performance by the applicable Party prior to the Closing) of any of the Parties in this Agreement or in any agreement, document, schedule, certificate or instrument delivered pursuant to this Agreement will survive the Effective Time, and each such representation, warranty, covenant and agreement will terminate immediately as of the Closing; provided, that the representations and warranties contained in Section 3.26 will survive indefinitely. Each covenant and agreement requiring performance at or after the Closing will, in each case, expressly survive the Closing in accordance with its terms, and if no term is specified, then such covenant and agreement will survive for the maximum duration permitted under applicable Law. Notwithstanding anything to the contrary herein, nothing in this Agreement shall limit, impair or prohibit Buyer’s or the Company’s right to make a claim in the case of Fraud against the Person that committed such Fraud.

(b) All claims, obligations, liabilities or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation, warranty, covenant, or agreement made in, in connection with, or as an inducement to, this Agreement), the Related Agreements and the transactions contemplated hereby, may be made only against (and such representations, warranties, covenants, and agreements are those solely of) the Persons that are expressly identified as parties in the preamble to this Agreement or the applicable Related Agreement (the “Contracting Parties”). Subject to Section 8.1(d), no Person who is not a Contracting Party, including any of their respective Affiliates, and any of their or their respective Affiliates’ past, present or future officers, managers, directors, securityholders, partners, members, Affiliates, employees, financing sources, lenders, counsel, agents and representative (collectively, the “Nonparty Affiliates”), will have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement, any Related Agreement or the transactions contemplated hereby or thereby or based on, in respect of, or by reason of this Agreement, the Related Agreements or the negotiation, execution, performance, or breach of this Agreement or any Related Agreement and the transactions contemplated hereby and thereby, and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement, any Related Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement or any Related Agreement. Nonparty Affiliates are express third party beneficiaries of this Article VIII.

(c) Without limiting the foregoing, but subject to Section 8.1(d), except for the express rights or obligations under in this Agreement or any Related Agreement, effective as of the Effective Time, each of Buyer and the Surviving Corporation (each a “Releasor”), on behalf of itself and its Affiliates and its and their respective officers, managers, directors, equityholders, partners, members, Affiliates, employees, financing sources, lenders, counsel and agents, and each of their respective successors and assigns, hereby releases, acquits and forever discharges, to the fullest extent permitted by law, each of the Securityholders, their respective Affiliates and each of its and their respective past, present and future officers, managers, directors, equityholders, partners, members, Affiliates, employees, financing sources, lenders, counsel, agents and representative (each, a “Releasee”) of, from and against any and all actions, causes of action, claims, demands, damages, judgments, debts, dues and suits of every kind, nature and description whatsoever, which such Releasor or its successors or assigns ever had, now has or may have, in each case solely arising on or prior to the Effective Time, with respect to this Agreement or any Related Agreement (including the negotiation, execution, performance, or breach hereof or thereof), any transactions contemplated hereby or thereby, the ownership of the Company’s securities and, as applicable, control and management of the Company and its Subsidiaries. Each Releasor agrees not to, and agrees to cause its Affiliates and its and their respective officers, managers, directors, equityholders, partners, members, Affiliates, employees, financing sources, lenders, counsel and agents, not to assert any claim against the Releasees with respect to the matters released hereby. In furtherance (and not in limitation of) the foregoing, no Releasee will have any indemnification or hold harmless obligation or liability with respect to the representations, warranties, covenants and agreements set forth in this Agreement or in any Related Agreement. Notwithstanding the foregoing, each Releasor retains, and does not release (i) its rights and interests under the terms of any employment contract to which a Releasee and the Surviving Corporation or any of its Subsidiaries are bound, (ii) any right that cannot be waived as matter of Law and (iii) any claim for Fraud against the Person that committed such Fraud.

(d) Nothing in this Agreement will limit the liability of any of the named parties to the Securityholder Representative Confidentiality Agreement for breaches of the Securityholder Representative Confidentiality Agreement.

8.2 Independent Investigation. Each of Buyer and Merger Sub acknowledges and agrees (for itself and on behalf of its Affiliates and the Representatives of any of the foregoing) that each of them has conducted and completed its own investigation, analysis and evaluation of the Company and its Subsidiaries, that each of them has made all such reviews and inspections of the condition, business, results of operations, properties, assets and prospects of the Company and its Subsidiaries as it has deemed necessary or appropriate, that each of them has had the opportunity to request all information it has deemed relevant to the foregoing from the Company and its Subsidiaries and has received responses it deems adequate and sufficient to all such requests for information, and that in making its decision to enter into this Agreement and to consummate the Merger and the other transactions contemplated hereby it has relied solely on its own investigation, analysis and evaluation of the Company and its Subsidiaries and its and their condition, business, results of operations, properties, assets, liabilities, and prospects. Each of Buyer and Merger Sub acknowledges and agrees (for itself and on behalf of its Affiliates and the Representatives of Buyer, Merger Sub or any such Affiliate) that, as of and prior to the Agreement Date, Buyer and its Affiliates, or certain of its or their Representatives, (a) have received full access to (i) such personnel, books and records, facilities, equipment, Contracts, other assets and other information regarding the Company or its Subsidiaries that Buyer or its Affiliates or any of its or their Representatives have requested to review as of or prior to the Agreement Date and (ii) the Data Room, and (b) have had the full opportunity to meet with the management and other Representatives of the Company and its Subsidiaries and to discuss the condition, business, results of operations, properties, assets, liabilities and prospects of the Company and its Subsidiaries.

8.3 No Other Representations and Warranties. Each of Buyer and Merger Sub acknowledges and agrees (for itself and on behalf of its Affiliates and the Representatives of Buyer, Merger Sub or any such Affiliate) that: (a) neither the Company nor any of its Affiliates or any Representative of the foregoing (or any other Person) makes, or has made, any representation or warranty relating to the Company or any of its Subsidiaries or its or their financial condition, business, results of operations, properties, assets, liabilities or prospects or otherwise in connection with this Agreement, the Merger or the other transactions contemplated hereby, except for the representations and warranties expressly set forth in Article III, in the other Related Agreements (if any contain representations for the benefit of Buyer or its Affiliates) and the certificate delivered pursuant to Section 2.2(a)(i); (b) none of Buyer, Merger Sub nor any of their respective Affiliates or Representatives is relying on, or has relied on, any representation or warranty except for those expressly set forth in Article III, in the other Related Agreements (if any contain representations for the benefit of Buyer or its Affiliates) and the certificate delivered pursuant to Section 2.2(a)(i); and (c) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Buyer, Merger Sub or any of their Affiliates or the Representatives of Buyer, Merger Sub or any such Affiliates, including any materials or information Made Available or otherwise provided in any electronic data room hosted by or on behalf of the Company in connection with this Agreement, the Merger or the other transactions contemplated hereby or in connection with presentations by the management or board of directors of the Company or any of its Subsidiaries, are not and will not be deemed to be or include representations or warranties unless and to the extent expressly set forth in Article III, in the other Related Agreements (if any contain representations for the benefit of Buyer or its Affiliates) and the certificate delivered pursuant to Section 2.2(a)(i).

8.4 Securityholder Representative.

(a) By virtue of the adoption of this Agreement and the approval of the Merger by the Required Stockholder Vote, and without any further action of any of the Securityholders or the Company, upon the Effective Time (and by its execution of this Agreement as Securityholder Representative, it hereby accepts its appointment), each of the Securityholders will be deemed to have irrevocably constituted and appointed and hereby does constitute and appoint Fortis Advisors LLC, a Delaware limited liability company, as the Securityholder Representative and as the true, exclusive and lawful agent and true and lawful attorney-in-fact of the Securityholders to act in the name, place and stead of the Securityholders in connection with this Agreement, the Escrow Agreement, the Paying Agent Agreement and the Securityholder Representative Engagement Agreement (each, a “SR Agreement” and, collectively, the “SR Agreements”), and to act on behalf of the Securityholders in any Action involving any of the SR Agreements, to do or refrain from doing any and all such further acts and things, and to execute all such documents as the Securityholder Representative may deem necessary or appropriate in its sole discretion in connection with any SR Agreement, including the power:

(i) to act for the Contributing Securityholders with regard to matters pertaining to any post-closing adjustment referred to in this Agreement, including the power to compromise any post-closing adjustment on behalf of the Contributing Securityholders and to transact matters of litigation or other Actions;

(ii) to execute and deliver all amendments, waivers, ancillary agreements, stock powers, certificates and documents that the Securityholder Representative deems necessary or appropriate in its sole discretion in connection with any SR Agreement;

(iii) to execute and deliver all amendments and waivers to any SR Agreement that the Securityholder Representative deems necessary or appropriate, whether prior to, at or after the Closing;

(iv) to incur and pay expenses and to direct the payment of funds for the payment of expenses of the Securityholders and apply such funds in payment for such expenses;

(v) to do or refrain from doing any act or deed on behalf of the Securityholders that the Securityholder Representative deems necessary or appropriate in its sole discretion relating to the subject matter of any SR Agreement as fully and completely as the Securityholders could do if personally present; and

(vi) to receive service of process in connection with any claims under any SR Agreement.

Notwithstanding the foregoing, the Securityholder Representative will have no obligation to act on behalf of the Securityholders, except as expressly provided in the SR Agreements, and for purposes of clarity, there are no obligations of the Securityholder Representative in any other ancillary agreement, schedule, exhibit or the Disclosure Letter. The powers, immunities and rights to indemnification granted to the Securityholder Representative Group hereunder: (i) are coupled with an interest and will be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Securityholder and will be binding on any successor thereto; and (ii) will survive the delivery of an assignment by any Contributing Securityholder of the whole or any fraction of his, her or its interest in any amounts that may be paid hereunder following the Closing, including the Adjustment Escrow Fund. All actions taken by the Securityholder Representative under any SR Agreement will be binding upon each Securityholder and such Securityholder’s successors as if expressly confirmed and ratified in writing by such Securityholder, and all defenses which may be available to any Securityholder to contest, negate or disaffirm the action of the Securityholder Representative taken in good faith under any SR Agreement are waived.

(b) The Securityholder Representative may resign at any time. The Securityholder Representative may be removed or replaced only upon delivery of written notice to the Surviving Corporation by former Stockholders of the Company who together held at least a majority of the voting power represented by outstanding shares of Company Common Stock as of immediately prior to the Effective Time. The immunities and rights to indemnification will survive the resignation or removal of the Securityholder Representative or any member of the Advisory Group and the Closing or any termination of this Agreement or any other SR Agreement. Buyer, the Surviving Corporation and any other Person may conclusively and absolutely rely, without inquiry, upon any action of the Securityholder Representative in all matters referred to herein. Certain Securityholders have entered into an engagement agreement (the “Securityholder Representative Engagement Agreement”) with the Securityholder Representative to provide direction to the Securityholder Representative in connection with its services under the SR Agreements (such Securityholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Securityholder Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Securityholder Representative Group”) will be liable to any Securityholder for any action or failure to act in connection with the acceptance or administration of the Securityholder Representative’s responsibilities hereunder or under any other SR Agreement unless and only to the extent such action or failure to act constitutes gross negligence, fraud or willful misconduct. The Securityholder Representative shall act as a representative and agent only and shall not owe any fiduciary duty to the Securityholders or any party or Person. The Securityholders shall, on a several and not joint basis (based on each such Securityholder’s Pro Rata Portion), indemnify, defend and hold harmless the Securityholder Representative Group from and against any and all losses, claims, damages, liabilities, fees, costs, expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement (collectively, the “Securityholder Representative Expenses”) incurred without gross negligence, fraud or willful misconduct on the part of the Securityholder Representative and arising out of or in connection with the acceptance or administration of its duties hereunder, under any other SR Agreement or under the Equity Purchase Agreement. Securityholder Representative Expenses may be recovered first, from the Expense Fund, second, from any distribution of the Adjustment Escrow Fund otherwise distributable to the Contributing Securityholders at the time of distribution, and third, directly from the Securityholders. The Securityholder Representative is not required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to any SR Agreement or the transactions contemplated hereby or thereby. Furthermore, the Securityholder Representative is not required to take any action unless the Securityholder Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Securityholder Representative against the costs, expenses and liabilities which may be incurred by the Securityholder Representative in performing such actions. The Securityholder Representative is entitled to: (i) rely upon the Payment Spreadsheet; (ii) rely upon any signature believed by it to be genuine; and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Securityholder or other party.

Article IX
GENERAL PROVISIONS

9.1 Notices. All notices and other communications hereunder (other than those being made pursuant to Section 5.2 which must be sent in accordance with the provisions in Section 5.2) must be in writing and will be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via email (but only if the sender of such email does not receive a written notification of delivery failure) to the applicable Parties at the following mailing or email addresses (or at such other address for a Party as may be specified by like notice); provided, that with respect to notices delivered to the Securityholder Representative, such notices must be delivered solely via email:

(a)	if to Buyer, Merger Sub or the Surviving Corporation, to:

Figure Technology Solutions, Inc.

500 Fifth Ave, 28th floor

New York, NY 10110

Attention: Todd Lee

Email: ***********

with a copy (which does not constitute notice) to:

Latham & Watkins LLP

330 N. Wabash Avenue, Suite 2800

Chicago, IL 60611

Attention: Jason Morelli and Sean Parish

Email: ***********

(b)	if to the Company prior to the Closing, to:

Kiavi, Inc.

271 North Shore Drive, Suite 201

Pittsburgh, PA 15212

Attention: Legal Department

Email: ***********

with copies (which does not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

650 Page Mill Rd

Palo Alto, CA 94304

Attention: Ethan Lutske

Email: ***********

Wilson Sonsini Goodrich & Rosati, Professional Corporation

31 W 52nd St Fifth Floor

New York, NY 10019

Attention: Jack Hamilton

Email: ***********

(c)	if to the Securityholder Representative, to:

Fortis Advisors LLC

Attention: Notices Department (Project Mason)

Email: ***********

with copies (which does not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

650 Page Mill Rd

Palo Alto, CA 94304

Attention: Ethan Lutske

Email: ***********

Wilson Sonsini Goodrich & Rosati, Professional Corporation

31 W 52nd St Fifth Floor

New York, NY 10019

Attention: Jack Hamilton

Email: ***********

All such notices and other communications will be deemed to have been duly given or sent (i) one (1) Business Day following the date mailed if sent by overnight mail, commercial messenger or courier service or five (5) Business Days following the date mailed if sent by other mail service, or (ii) on the date on which delivered personally or by email transmission, as the case may be, and addressed as aforesaid. Any notice to be given to any Securityholder hereunder may be given to the Securityholder Representative. Any Party may designate replacement or additional notice parties hereunder upon written notice to the other Parties.

9.2 Certain Interpretations; Definitions; Disclosure Schedules.

(a) When a reference is made in this Agreement to an Annex, Exhibit or Schedule, such reference is to an Annex, Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” is used in the inclusive sense of “and/or”. The terms “or”, “any” and “either” are not exclusive. When used herein, the phrase “to the extent” will be deemed to be followed by the words “but only to the extent”. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”. The words “include”, “includes” and “including” when used herein will be deemed in each case to be followed by the words “without limitation”. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute, rule or regulation will be deemed to refer to such statute, rule or regulation as amended or supplemented from time to time, including through the promulgation of applicable rules or regulations. References to any Person include the successors and permitted assignees of that Person. References from or through any date mean, unless otherwise specified, from but not including or through and including, respectively. If a notice or other delivery if required under the terms of this Agreement to be delivered on a day other than a Business Day (a “Non-Business Day”), then such notice or other delivery will be deemed to be required to be delivered on the first Business Day following such Non-Business Day. References to one gender include all genders. When used herein, references to “$” or “dollar” are references to dollars of the U.S. The table of contents and headings contained in this Agreement are for reference purposes only and will not be interpreted to affect in any way the meaning or interpretation of this Agreement. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(b) Certain information set forth in the Disclosure Letter is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information will not be deemed to constitute an acknowledgement that such information is required to be disclosed in connection with the representations and warranties made by the Company in this Agreement or that such information is material, nor will such information be deemed to establish a standard of materiality, nor will it be deemed an admission of any liability of, or concession as to any defense available to, Buyer, Merger Sub, the Company, the Surviving Corporation, or the Securityholders, as applicable. The Section number headings in the Schedules correspond to the Section numbers in this Agreement. Any information disclosed in any Section (or subsection) of the Disclosure Letter will qualify and be an exception to the representation and warranty in that Section (or subsection) and will also be deemed to be disclosed and incorporated into all other Sections (or subsections) of the Disclosure Letter, and to qualify and be an exception to the corresponding representation and warranty in that other Section (or subsection). The information contained in the Disclosure Letter is solely for purposes of this Agreement, and no information contained therein will be deemed to be an admission by any Party to any third party of any matter whatsoever, including of any obligation, violation of Law, liability, breach of any Contract or otherwise.

9.3 Amendment. This Agreement may be amended, modified or supplemented by, prior to the Effective Time, the Company and Buyer and, following the Effective Time, the Securityholder Representative and Buyer, by an instrument in writing signed on behalf of such Parties. Notwithstanding anything contained to the contrary herein, this Section 9.3, Section 9.5, Section 9.7(b)(iv), Section 9.8(a) – (c) and Section 9.13 (and any provision of this Agreement and definitions of the defined terms used herein (including the definitions of “Debt Financing Sources” and “Debt Financing Source Parties”) to the extent a modification, waiver or termination of such provision would modify the substance of Section 9.13) may not be amended, supplemented, waived or otherwise modified in any manner that is adverse to any Debt Financing Source Parties without prior written consent of the Debt Financing Source Parties. For purposes of this Section 9.3, following the Effective Time, the Securityholders are deemed to have agreed that any amendment of this Agreement signed by the Securityholder Representative will be binding upon and effective against the Securityholders whether or not they have signed such amendment, except any amendment that would require approval of the former stockholders of the Company under Delaware Law.

9.4 Extension and Waiver. At any time prior to the Effective Time, Buyer, on the one hand, and the Company, on the other hand, may, and at any time after the Effective Time, Buyer, on the one hand, and the Securityholder Representative, on the other hand, may, (a) extend the time for the performance of any of the obligations of the other Party, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or, to the extent legally allowed, conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party, and will not constitute or give rise to an extension or waiver of any rights or obligations hereunder except to the extent specifically provided in such writing (it being understood that all such other non-waived rights and obligations are expressly reserved). For purposes of this Section 9.4, the Securityholders are deemed to have agreed that any extension or waiver signed by the Company (if prior to the Effective Time) or the Securityholder Representative (if after the Effective Time), and any such extension or waiver will be binding upon and effective against all Securityholders whether or not they have signed such extension or waiver.

9.5 Assignment. This Agreement may not be assigned or allocated by operation of law or otherwise (including through statutory division), except that Buyer may assign its rights and delegate its obligations hereunder (i) to its Affiliates at or following the Effective Time, or (ii) as collateral security to any Debt Financing Source providing financing in connection with the transactions contemplated hereby, as long as Buyer remains ultimately liable for all of Buyer’s obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives.

9.6 Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties shall negotiate, in good faith, to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business, and other purposes of such void or unenforceable provision.

9.7 Specific Performance and Other Remedies.

(a) Remedies Cumulative. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement or by applicable Law on such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) Specific Performance.

(i) Irreparable Damage. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions that are required of it by this Agreement in order to consummate the transactions contemplated hereby, including the Merger) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms of this Agreement, including specific performance or other equitable relief to cause Buyer to perform any obligations required of it; and (B) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Buyer would have entered into this Agreement.

(ii) No Objections. The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Buyer, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of the Parties pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. Each Party agrees that it shall use reasonable best efforts to cooperate with the other Parties in seeking and agreeing to an expedited schedule in any litigation seeking an injunction or order of specific performance to attempt to fully resolve any dispute between the Parties prior to the End Date.

(iii) Acknowledgement Regarding Specific Performance. Notwithstanding anything to the contrary in this Agreement or the availability of monetary damages, it is agreed that the Buyer and the Company will each be entitled to an injunction, specific performance or other equitable relief as provided in this Section 9.7, except that, although a Party, in its sole discretion, may determine its choice of remedies hereunder, including by pursuing specific performance in accordance with, but subject to the limitations of, this Section 9.7, under no circumstances will a party be permitted or entitled to receive both specific performance that results in the occurrence of the Closing and any monetary damages.

(iv) For the avoidance of doubt, and notwithstanding anything in this Agreement to the contrary, in no event shall each of the Securityholder Representative (on behalf of the Securityholders) and the Company or its Subsidiaries, on behalf of themselves and each of their respective Affiliates (each a “Securityholder Related Party”) have any rights or claims of liability against any Debt Financing Source Party arising out of or in connection with this Agreement, any other Merger Document or the Debt Financing (including any commitment letters) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise; provided, however, that, notwithstanding the foregoing, nothing in this Section 9.7 shall limit the liability or obligations of such Debt Financing Source Parties under any debt commitment letter, any fee letter related thereto, any credit agreement or any other documents governing or evidencing the Debt Financing, any credit facilities or other financing provided by any Debt Financing Source, nor affect the rights of Buyer, Merger Sub and their respective Affiliates against the Debt Financing Source Parties with respect to the Debt Financing, any debt commitment letter, any fee letter related thereto, any credit agreement or any other documents governing or evidencing the Debt Financing, any credit facilities or other financing provided by any Debt Financing Source Party.

9.8 Governing Law; Exclusive Jurisdiction; Waiver of Jury Trial.

(a) Governing Law. Except as set forth in Section 9.13, this Agreement, and all claims, causes of action (whether in contract, tort or statute) or other matter that may result from, arise out of, be in connection with or relating to this Agreement, any Related Agreement (in each case, other than Related Agreements that expressly select a different governing law), or the negotiation, administration, performance, or enforcement of this Agreement or any Related Agreement (in each case, other than Related Agreements that expressly select a different governing law), including any claim or cause of action resulting from, arising out of, in connection with, or relating to any representation or warranty made in or in connection with this Agreement or any Related Agreement (in each case, other than Related Agreements that expressly select a different governing law) (collectively, the “Relevant Matters”), will be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware, without giving effect to any choice or conflict of laws provision, rule, or principle (whether of the State of Delaware or any other jurisdiction) that would result in the application of the laws of any other jurisdiction.

(b) Exclusive Jurisdiction. Except as set forth in Section 9.13, each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in connection with any Relevant Matter other than the matters addressed by Section 1.14(d), which will be resolved using the dispute resolutions provisions provided therein. Each Party agrees not to commence any legal proceedings with respect to a Relevant Matter except in such Court of Chancery (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, in any state or federal court within the State of Delaware). By execution and delivery of this Agreement, each Party irrevocably and unconditionally submits to the exclusive jurisdiction of such courts and to the appellate courts therefrom solely for the purposes of disputes in connection with any Relevant Matter and not as a general submission to such jurisdiction or with respect to any other dispute, matter or claim whatsoever. The Parties irrevocably consent to the service of process out of any of the aforementioned courts in any such action or proceeding by the delivery of copies thereof by overnight courier to the address for such Party to which notices are deliverable hereunder. Any such service of process will be effective upon delivery. Nothing herein will affect the right to serve process in any other manner permitted by Law. The Parties hereby waive any right to stay or dismiss any action or proceeding in connection with any Relevant Matter brought before the foregoing courts on the basis of (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason or that it or any of its property is immune from the above-described legal process, (ii) that such action or proceeding is brought in an inconvenient forum, that venue for the action or proceeding is improper or that this Agreement may not be enforced in or by such courts, or (iii) any other defense that would hinder or delay the levy, execution or collection of any amount to which any Party is entitled pursuant to any final judgment of any court having jurisdiction. The Parties hereby agree (A) not to commence any proceeding arising out of this Agreement or any transactions contemplated hereby other than in the aforementioned courts and (B) agree that a final judgment in any such proceeding shall be conclusive and may be enforced in other jurisdictions by suit or judgment or in any other manner provided by Law.

(c) Notwithstanding anything in this Agreement to the contrary, any right or obligation with respect to any Debt Financing Source in connection with this Agreement, the Debt Financing or any of the agreements (including any commitment letters) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, and any Action whether in law or in equity, whether in contract or in tort or otherwise, involving any of the Debt Financing Source Parties, relating thereto or arising thereunder, shall be governed by and construed in accordance with the Laws of the State of New York without regard to any principles of conflicts of Laws that would result in the application of the Laws of any other jurisdiction, except as otherwise expressly set forth in the documents entered into in connection with the Debt Financing (including as it relates to (A) the interpretation of the definition of Company Material Adverse Effect (and whether or not a Company Material Adverse Effect has occurred), and (B) the determination of whether the Closing has been consummated in all material respects in accordance with the terms hereof, which shall, in each case, shall be governed by, and enforced in accordance with, the internal Laws of the State of Delaware, including its statutes of limitations, without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction). With respect to any claim, controversy, dispute, suit, Action or proceeding, the parties hereto hereby agree and consent to be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York or, in the event (but only in the event) that such New York Supreme Court does not have subject matter jurisdiction over any such matter, the United States District Court for the Southern District of New York sitting in New York County, and each party hereto irrevocably submits itself and its property to such claim, controversy, dispute, suit, Action or proceeding to the exclusive jurisdiction of such court, and hereby irrevocably waives, to the fullest extent that it may effectively do so, the right to assert the lack of personal or subject matter jurisdiction, improper venue or inconvenience forum in connection with any such Action.

(d) Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, STATUTE, OR OTHERWISE) ARISING OUT OF OR RELATING TO ANY RELEVANT MATTER.

9.9 Entire Agreement. This Agreement, the Annexes, the Exhibits and the Schedules (including the Disclosure Letter) attached hereto or referenced herein, the Related Agreements, and the documents and instruments and other agreements among the Parties referenced herein constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings both written and oral, among the Parties with respect to the subject matter of this Agreement, and are not intended to confer upon any other Person any rights or remedies hereunder; provided, however, that notwithstanding anything herein to the contrary, (a) the right of the Securityholders to receive consideration in exchange for their Company Securities pursuant to Article I is intended to benefit the Securityholders, each of whom is an express third party beneficiary thereof, (b) if this Agreement is terminated and a Party has Willfully Breached this Agreement, then, the non-breaching Party may seek damages (subject to the Limitation set forth in Section 7.3) and other relief (including equitable relief) (provided, that the ability to recover monetary damages shall be subject to Section 9.7(b)(iii), (c) Section 6.12 is intended to benefit the Company Indemnified Parties, each of whom is an express third party beneficiary thereof, (d) Article VIII is intended to benefit the Releasees and the Nonparty Affiliates, each of which is an express third party beneficiary thereof, and (e) Section 9.3, Section 9.7, Section 9.8 and Section 9.13 are intended to benefit the Debt Financing Source Parties, each of whom is an express third party beneficiary thereof.

9.10 Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the Company (in the case of signatures of Buyer and Merger Sub) and Buyer (in the case of signatures of the Company and the Securityholder Representative), it being understood that all Parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format, DocuSign, or other similar electronic format will be sufficient to bind the Parties to the terms and conditions of this Agreement.

9.11 Fees and Expenses. Except as otherwise set forth in this Agreement (including to the extent the Third Party Expenses reduce the amount of the Closing Consideration), all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby, including fees and expenses of financial advisors, financial sponsors, legal counsel and other advisors, will be paid by the Party incurring such expenses whether or not the Merger is consummated.

9.12 Waiver of Conflicts; Privilege. Wilson Sonsini Goodrich & Rosati, Professional Corporation (“Wilson Sonsini”) has acted as counsel for certain of the Securityholders, the Company and the Securityholder Representative (collectively, the “Company Parties”) in connection with this Agreement and the transactions contemplated hereby (the “Acquisition Engagement”) and, in that connection, not as counsel for any other Person, including, without limitation, Buyer or any of its Affiliates (including the Surviving Corporation). Only the Company Parties will be considered clients of Wilson Sonsini in the Acquisition Engagement. If the Securityholder Representative so desires, Wilson Sonsini may, without the need for any future waiver or consent, to represent any of the Securityholders after the Closing in connection with any matter related to the matters contemplated by this Agreement any other agreements referenced herein or therein or any disagreement or dispute relating thereto and may in connection therewith represent the agents or Affiliates of the Securityholders in any of the foregoing cases including, without limitation, in any dispute, litigation or other adversary proceeding against, with or involving Buyer, the Surviving Corporation or any of their agents or Affiliates. To the extent that communications between a Company Party, on the one hand, and Wilson Sonsini, on the other hand, occur prior to the Closing and relate to the Acquisition Engagement, such communication will be deemed to be attorney-client confidences that belong solely to the Securityholders, and not the Company or Surviving Corporation. Neither Buyer nor any of its Affiliates, including the Surviving Corporation, will have access to (and Buyer hereby waives, on behalf of each, any right of access it may otherwise have with respect to) any such communications or the files or work product of Wilson Sonsini, to the extent that they occur prior to the Closing and relate to the Acquisition Engagement. Without limiting the generality of the foregoing, Buyer acknowledges and agrees, for itself and on behalf of its Affiliates, including the Surviving Corporation, upon and after the Closing: (i) the Securityholders and Wilson Sonsini will be the sole holders of the attorney-client privilege with respect to the Acquisition Engagement, and neither Buyer nor any of its Affiliates, including the Surviving Corporation, will be a holder thereof; (ii) to the extent that files or work product of Wilson Sonsini in respect of the Acquisition Engagement constitute property of the client, only the Securityholders will hold such property rights and have the right to waive or modify such property rights; and (iii) Wilson Sonsini will have no duty whatsoever to reveal or disclose any such attorney-client communications, files or work product to Buyer or any of its Affiliates, including the Surviving Corporation, by reason of any attorney-client relationship between Wilson Sonsini and the Company or otherwise; provided, that, to the extent any communication is both related and unrelated to the Acquisition Engagement, Wilson Sonsini may provide appropriately redacted versions of such communications, files or work product to Buyer or its Affiliates, including the Surviving Corporation. Notwithstanding and without limiting the foregoing, in the event that a dispute arises between any of Buyer or the Surviving Corporation or their Affiliates, on one hand, and any of the Securityholders, on the other hand, concerning the matters contemplated in this Agreement, Buyer, for itself and on behalf of its Affiliates and the Surviving Corporation and its Affiliates, agrees that Buyer, the Surviving Corporation and their Affiliates may not offer into evidence or otherwise attempt to use or assert the foregoing attorney-client communications, files or work product against the Securityholders.

9.13 Exculpation of Debt Financing Source Parties. Notwithstanding anything in this Agreement to the contrary, each Securityholder Related Party hereby: (i) agrees not to bring or support, or permit any Securityholder Related Party to bring or support, any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against or involving any Debt Financing Source Party in any way arising out of or relating to, this Agreement, the Debt Financing (including any commitment letters) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York; (ii) agrees that service of process upon any Securityholder Related Party in any such Action shall be effective if notice is given in accordance with Section 9.1; (iii) irrevocably, knowingly, intentionally and voluntarily waives to the fullest extent permitted by Law all rights of trial by jury in any Action brought against any Debt Financing Source Party in any way arising out of or relating to, this Agreement, the Debt Financing (including any commitment letters) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (iv) agrees that no Debt Financing Source Party shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature; and (v) agrees that the Debt Financing Source Parties are express third-party beneficiaries of, and may enforce, any of the provisions of Section 9.3, Section 9.7, Section 9.8 and this Section 9.13, and that such provisions (and any other provision of this Agreement, including the definition of “Debt Financing Source Parties”, to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of this Section 9.13) shall not be amended in any way adverse to the Debt Financing Source Parties without the prior written consent of the Debt Financing Source Parties.

(Signature Page Follows)

IN WITNESS WHEREOF, the Company, Buyer, Merger Sub, and the Securityholder Representative have caused this Agreement to be executed and delivered by each of them, all as of the date first written above.

KIAVI, INC.

By:	/s/ Arvind Mohan
Name:	Arvind Mohan
Title:	Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]

FIGURE TECHNOLOGY SOLUTIONS, INC.

By:	/s/ Michael Tannenbaum
Name:	Michael Tannenbaum
Title:	Chief Executive Officer

PROJECT MASON MERGER SUB, INC.

By:	/s/ Michael Tannenbaum
Name:	Michael Tannenbaum
Title:	President, Chief Executive Officer and Secretary

FORTIS ADVISORS LLC

as Securityholder Representative

By:	/s/ Ryan Simkin
Name:	Ryan Simkin
Title:	Managing Director

[Signature Page to the Agreement and Plan of Merger]

ANNEX A

DEFINED TERMS

“280G Waiver” means any waiver intended to be executed and delivered by a Disqualified Individual in connection with any solicitation of a vote of the Company’s stockholders pursuant to Section 6.3.

“Accounting Methodology” means such principles, practices, procedures, policies, methods, classifications, judgments, inclusions, exclusions and valuation and estimation methodologies that are set forth on Section 3.7 of the Disclosure Letter.

“Accrued Income Taxes” means the aggregate amount of unpaid Income Tax liabilities of the Company and its Subsidiaries with respect to Pre-Closing Tax Periods; provided that, for purposes of calculating any such liabilities: (i) all Transaction Tax Deductions will be taken into account to the extent “more likely than not” deductible (or deductible at a higher confidence level) by the Company and its Subsidiaries for the applicable Income Tax purposes in the Pre-Closing Tax Period and applying the seventy percent (70%) safe harbor election under Revenue Procedure 2011-29 to any “success based fees,” (ii) all prepaid amounts received or deferred revenue accrued by the Company or any of its Subsidiaries on or prior to the Closing shall be taken into account as earned in such taxable period, except any amounts included in clause (o) of Indebtedness (iii) any estimated payments, prepayments, or deposits of Income Tax made by the Company and its Subsidiaries prior to the Closing for Pre-Closing Tax Periods will be taken into account to the extent they reduce the particular Income Tax liability with respect to which such payments or deposits were made, (iv) in the case of any Straddle Period, the amount of unpaid Income Taxes will be calculated in accordance with Section 6.11(e), (v) all net operating losses and other Tax attributes of the Company and its Subsidiaries generated in any Pre-Closing Tax Period will be taken into account to the extent any such Tax asset or attribute (other than any Restructuring Tax Asset) is available at a “more likely than not” (or a higher confidence level) to reduce the applicable taxable income or Income Taxes (including for the specific jurisdiction, period and type of Income Tax) under applicable Law, (vi) any Restructuring Tax Assets shall not be taken into account, (vii) any Taxes attributable to transactions by the Company or any of its Subsidiaries occurring outside the Ordinary Course of Business on the Closing Date and after the time of the Closing will be excluded, (viii) any deferred Tax liabilities or assets and any reserves for Tax liabilities as determined for financial accounting purposes will be excluded, (ix) for the avoidance of doubt, the amount of any such liability shall not be less than zero for the Company or any of its Subsidiaries in any jurisdiction or with respect to any particular Tax for any taxable period, and (x) all Restructuring Taxes shall be excluded.

“Action” means any civil, criminal, administrative, regulatory, investigative, appellate, or other action, suit, cause of action, claim, complaint, charge, investigation, audit, demand, arbitration, mediation, hearing or other proceeding by or before a Governmental Entity.

“Affiliate” means, with respect to any Person, another Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with such Person; provided, that in no event will an “Affiliate” of a Person include any portfolio company of an investment fund advised or managed by one or more Affiliates of any Securityholder. For the avoidance of doubt, in no event will the Company’s securitization issuer trusts be deemed an Affiliate of the Company.

“Applicable Requirements” means (a) the responsibilities and obligations of the Company and its Subsidiaries relating to any mortgage loan set forth in any servicing agreement, mortgage broker agreement, loan correspondent agreement, mortgage loan purchase or sale contract, or other contract between the Company, on the one hand, and any third party originator, loan correspondent, loan seller, agency, investor or insurer, on the other hand, (b) the applicable policies, guidelines and handbooks of the Company and all applicable guidelines, handbooks and other published written requirements of any investor, agency or insurer with respect to the origination, sale or servicing of mortgage loans by the Company and its Subsidiaries, (c) the applicable terms and provisions of any mortgage loans and (d) the applicable terms and provisions of any warehouse lines of credit.

“Assets” means all tangible and intangible properties and assets (real, personal or mixed), and, in case of the Company or any of its Subsidiaries, used or held for use in the operation of the Current Company Business.

“Buyer Closing Price” means the average closing per share price, rounded to two decimal points, of one (1) share of Buyer Stock on the NASDAQ Global Market (as reported by The Wall Street Journal) for the thirty (30) consecutive trading days ending on the trading day immediately preceding the Closing Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in Salt Lake City, Utah are authorized or required by Law, executive order or governmental decree to remain closed.

“Buyer Expenses” means (a) any costs, fees, expenses, amounts or liabilities (i) (A) incurred at the written request or direction of Buyer or any of its Affiliates (other than Restructuring Costs which are addressed in clause (c) below), including any severance pay or benefits or similar amounts payable as a result of any termination of employment or service of any Service Provider or any costs, fees, expenses, amounts or liabilities under any Contract entered into by a Service Provider with Buyer, the Surviving Corporation or any Affiliate thereof in connection with the transactions contemplated by this Agreement or (B) any “double trigger” change of control, retention or transaction bonus, severance, or similar payment obligations (the “Buyer Responsibility Severance Expense”), (ii) the D&O Tail Policy premiums, underwriting fees, brokerage fees, legal fees for counsel engaged by the insurer of the D&O Tail Policy, surplus lines, Tax and any other costs and expenses associated with obtaining the D&O Tail Policy, (iii) incurred by Buyer in connection with any acquisition financing (including any Debt Financing) that will become effective at the Closing, (iv) of the Escrow Agent and the Paying Agent, (v) related to any consent or approval required under this Agreement or for the consummation of the Merger (other than Restructuring Costs which are addressed in clause (c) below) or (vi) for which Buyer is responsible pursuant to the terms of this Agreement or any Related Agreement (other than Restructuring Costs which are addressed in clause (c) below), (b) fifty percent (50%) of (i) any Transfer Taxes and (ii) any and all premiums, underwriting fees, brokerage fees, legal fees for counsel engaged by the insurer of the R&W Policy, surplus lines, Tax and any other costs and expenses associated with obtaining the R&W Policy, (c) all Restructuring Costs allocated to Buyer as a Buyer Expense and (d) all filing and other fees required with respect to any Mortgage Licensing Approvals (as defined in the Equity Purchase Agreement).

“Buyer Fundamental Representations” means Section 4.1 (Organization, Standing and Power), Section 4.2 (Authority), Section 4.3(a) (Noncontravention with Buyer or Merger Sub Organizational Documents), Section 4.6 (Merger Sub), Section 4.7 (Adequacy of Funds) and Section 4.8 (Brokers’ and Finders’ Fee).

“Closing Cash” means, without duplication, as of immediately prior to the Effective Time, (a) the aggregate cash and cash equivalents of the Company and the Subsidiaries, whether on hand or in deposit, checking, brokerage or other accounts of, or in any safety deposit box or other physical storage device (excluding, for the avoidance of doubt, the EPA Consideration), plus (b) to the extent not already reflected in clause (a), the aggregate amount of all customer deposits (to the extent not included in Restricted Cash) and un-cleared deposits of the Company and its Subsidiaries and the aggregate amount of cash subject to checks, drafts, draws, and any electronic disbursements to the Company or any of its Subsidiaries but not cleared, minus (c) the aggregate amount of cash needed to fund checks, drafts, draws and any electronic disbursements written or ordered by the Company or any of its Subsidiaries but not cleared, plus (d) the Unreimbursed Buyer Expenses, if any, minus (f) Restricted Cash.

“Closing Consideration” means an amount, in cash, equal to the sum of (a) the Purchase Price, plus (b) the Closing Cash, plus (c) the Company Net Working Capital Adjustment, plus (d) the Company Warehouse Working Capital Adjustment, minus (e) the Closing Indebtedness, minus (f) Third Party Expenses, plus (g) the aggregate per share exercise price of all ITM Company Options and ITM Company Warrants, plus (h) the Securityholder Loan Balances, plus (i) the EPA Consideration.

“Closing Indebtedness” means the aggregate amount of all outstanding Indebtedness of the Company and its Subsidiaries as of immediately prior to the Effective Time.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreement, works council agreement, or any other Contract with a Union, including all memoranda of understanding and letters of assent thereto.

“Common Equivalents Shares Number” means, without duplication, the sum of (a) the aggregate number of shares of Company Capital Stock (excluding any Cancelled Shares any Dissenting Shares and any share of Non-Converting Preferred Stock), plus (b) the aggregate number of shares of Company Common Stock subject to all outstanding ITM Company Options, plus (c) the aggregate number of shares of Company Common Stock subject to all outstanding vested Company RSUs, plus (d) the aggregate number of shares of Company Capital Stock subject to all outstanding ITM Company Warrants, in each case, as of immediately prior to the Effective Time.

“Company Capital Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Employee Plan” means any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation or benefits, including each Service Provider Agreement, individual consulting agreement, bonus, commission, retention or incentive compensation, change in control compensation, severance, termination pay, deferred compensation, performance awards, stock option or stock purchase or other equity-based awards, profit sharing, savings, retirement, disability, life insurance, health and medical benefits, employee assistance program, sick leave, vacation or other paid time off, fringe benefits, welfare benefits, or other employee benefits of any kind, whether written or unwritten or otherwise, funded or unfunded, including each “employee benefit plan”, within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), in each case for the benefit of any current or former employee, natural person consultant, director or other individual service provider of the Company or any of its Subsidiaries, which is sponsored, entered into, maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate, or with respect to which the Company or any of its Subsidiaries has or may have any liability or obligation.

“Company Equity Incentive Plans” means the Company’s 2013 Stock Option Plan and the Company’s Amended and Restated 2013 Stock Option and Grant Plan, each as amended and restated.

“Company Fundamental Representations” means the Capitalization Representations and the representations and warranties set forth in Section 3.1 (Organization, Standing and Power), Section 3.2 (Subsidiaries), Section 3.3 (Authority), Section 3.4(a) (Noncontravention with Company Organizational Documents), the last sentence of Section 3.6(c) and Section 3.21 (Brokers’ and Finders’ Fee).

“Company IP Rights” means all IP Rights that are owned by the Company or any of its Subsidiaries.

“Company IT Systems” means all hardware, Software, systems, computers, servers, routers, hubs, switches, data communication lines, networks and other information technology equipment, systems and infrastructure owned, leased or licensed by Company and its Subsidiaries and used by them in the operation of their businesses.

“Company Material Adverse Effect” means any fact, change, development, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, that has a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following will be deemed, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (i) any change or development in general economic conditions, or in securities, credit or financial markets, including changes in interest rates and changes in exchange rates, in the United States or any other country or region in the world or any industry-wide development generally; (ii) any change after the date hereof in regulatory, legislative or political conditions (including anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any “trade war” or similar actions) in the United States or any other country or region in the world; (iii) any change in the conditions in the industries in which the Company and its Subsidiaries operates or participates; (iv) any Exigency Event; (v) any change after the date hereof in accounting requirements or principles or any change in GAAP or applicable Law or the interpretation of any of the foregoing; (vi) any failure by the Company or any of its Subsidiaries to meet internal or other estimates, predictions, projections or forecasts, including as provided or Made Available to Buyer or any of its Representatives (provided that the facts giving rise or contributing to any such failure may be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect; provided, further, that this clause (vi) will not be construed as implying the Company is making any representation or warranty hereunder with regard to any such estimates, predictions, projections or forecasts); or (vii) any Effect arising from or attributable or relating to (A) the announcement or pendency of any of the transactions contemplated by this Agreement or any other Related Agreement or the identity or involvement of Buyer or any of its Affiliates (including any impact on the customers, suppliers, vendors or employees of the Company) (provided, that this sub-clause (A) shall not exclude from the determination of whether a Company Material Adverse Effect has occurred, any impact resulting from a breach of a representation or warranty in Section 3.5 or any other non-contravention representation or warranty in any Related Agreements), (B) any breach by Buyer or the Merger Sub of this Agreement, the Confidentiality Agreement or any other Related Agreement, (C) any action or omission taken or made by the Company or any of its Subsidiaries or any of their Representative’s in order to comply with, or that is expressly required by, the terms of this Agreement or any Related Agreement, or taken or made with the consent of or at the request of Buyer or any of its Affiliates or (D) the introduction or success of any product or service that competes with any product or service of the Company or any of its Subsidiaries; except, for purposes of clauses (i), (ii), (iii), (iv) and (vii)(D), to the extent, and only to the extent, that such conditions have a materially disproportionate adverse impact on the Company as compared to other Persons engaged in the business in which the Company and its Subsidiaries operate or participate.

“Company Net Working Capital Adjustment” means amount (if any) by which the Company Net Working Capital is less than Company Net Working Capital Target, in which case the amount of such shortfall will be expressed as a negative number, or more than the Company Net Working Capital Target, in which case the amount of such excess will be expressed as a positive number. If the Company Net Working Capital equals the Company Net Working Capital Target, the Company Net Working Capital Adjustment will be $0. In no event shall the Company Net Working Capital Adjustment be (i) greater than a positive ten million dollars ($10,000,000) or (ii) less than a negative ten million dollars ($10,000,000)

“Company Net Working Capital Target” means twelve million seven hundred sixty-six thousand and ninety-nine dollars ($12,766,099).

“Company Net Working Capital” means, as of immediately prior to the Effective Time, (a) the sum of the current assets of the Company and its Subsidiaries listed as current assets on Exhibit D, minus (b) the sum of the current liabilities of the Company and its Subsidiaries listed as current liabilities on Exhibit D, in each case, calculated in accordance with Exhibit D and the Accounting Methodology, but excluding (i) Closing Cash, (ii) Closing Indebtedness, (iii) Third Party Expenses, (iv) Buyer Expenses, (v) any right-of-use assets and liabilities related to leases classified as operating leases in the Company Financial Statements (or in accordance with GAAP for any leases entered into since the date of the Unaudited Financial Statements) and (vi) any Income Tax assets and liabilities, deferred Tax assets and liabilities and Restructuring Taxes and (vii) Restricted Cash. For the avoidance of doubt, “Company Net Working Capital” will not include any items that are included in “Indebtedness”, “Accrued Income Taxes”, “Third Party Expenses” or “Company Warehouse Working Capital”.

“Company Offerings” means all products, services and Software that the Company or any of its Subsidiaries produces, markets, licenses, sublicenses, sells, distributes or offers for use by third parties, and all products, services and Software currently under development by the Company and its Subsidiaries that are planned for commercial release within six (6) months following the Agreement Date.

“Company Option” means any outstanding option to purchase any shares of Company Common Stock granted under any of the Company Equity Incentive Plans.

“Company Organizational Documents” means the Company’s Amended and Restated Certificate of Incorporation and the Company’s bylaws, each as in effect on the Agreement Date.

“Company RSU” means any outstanding restricted stock unit to receive shares of Company Common Stock granted under any of the Company Equity Incentive Plans.

“Company Security” means any outstanding (a) shares of Company Capital Stock, (b) Company Options, (c) Company RSUs or (d) Company Warrants.

“Company Warehouse Working Capital Adjustment” means the amount (if any) by which the Company Warehouse Working Capital is less than the Company Warehouse Working Capital Target, in which case the amount of such shortfall will be expressed as a negative number, or more than the Company Warehouse Working Capital Target, in which case the amount of such excess will be expressed as a positive number. If the Company Warehouse Working Capital equals the Company Warehouse Working Capital Target, the Company Warehouse Working Capital Adjustment will be $0.

“Company Warehouse Working Capital Target” means twenty million one hundred fifty four thousand four hundred fifty two dollars ($20,154,452).

“Company Warehouse Working Capital” means, as of immediately prior to the Closing, (a) the sum of the assets of the Company and its Subsidiaries listed as assets on Exhibit D, minus (b) the sum of the liabilities of the Company and its Subsidiaries listed as liabilities on Exhibit D, in each case, calculated in accordance with Exhibit D and the Accounting Methodology.

“Company Warrant” means any outstanding warrant to purchase any shares of Company Common Stock.

“Compliant” means, with respect to the Required Financial Statements, that (i) the Required Financial Statements do not, taken as a whole, contain any untrue statement of material fact regarding the Company, or omit to state any material fact regarding the Company necessary to make such Required Financial Statements not materially misleading under the circumstances under which such statements have been made and (ii) the Company’s independent public accountants have not withdrawn, or have not advised the Buyer or its Subsidiaries in writing that they intend to withdraw, any audit opinion with respect to the Audited Financial Statements contained in the Required Financial Statements.

“Contract” means any legally binding agreement, contract, lease, instrument, note, warrant, purchase order or license, or any other legally binding commitment.

“Contributor Shares Number” means the sum of (a) the aggregate number of shares of Company Capital Stock (excluding any Cancelled Shares, any Dissenting Shares, any Sanctioned Shares and any shares of Non-Converting Preferred Stock), plus (b) the aggregate number of shares of Company Capital Stock subject to all outstanding ITM Company Warrants, in each case, held by a Contributing Securityholder as of immediately prior to the Effective Time.

“Contributing Securityholders” means the holders of Company Capital Stock (other than Sanctioned Shares, Cancelled Shares, Dissenting Shares (if such holders of Dissenting Shares are not entitled, pursuant to Section 1.7(a), to the consideration set forth in Section 1.5(a) and Non-Converting Preferred Stock) and the Warrant Holders.

“Control” means, as to any Person, the power to, directly or indirectly, direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “Controlled by”, “under common Control with” and “Controlling” will have correlative meanings.

“Copyrights” means all copyrights and similar rights in works of authorship.

“Current Company Business” means the business and operations of the Company and its Subsidiaries as currently conducted.

“Debt Financing” has the meaning specified in Section 6.16(a)(i).

“Debt Financing Source Parties” means any Debt Financing Source or any Affiliate of any Debt Financing Source or any Representative, successor or assignee of any of the foregoing, in each case, other than the Buyer, Merger Sub, and their respective Affiliates.

“Debt Financing Sources” means the actual or potential agents, arrangers, lenders, underwriters, commitment parties, initial purchasers, managers and other entities or Persons that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing, including the parties to the commitment letter related to the Debt Financing, or alternative financings, including in lieu of any portion of the Debt Financing, in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures, credit agreements, note purchase agreements or similar documentation entered into pursuant thereto or relating to the documents entered into in connection with the Debt Financing (including any other definitive agreements executed in connection with the Debt Financing) and their respective Affiliates and their and their Affiliates’ former, current and future Representatives and their respective successors and assigns, in each case other than Buyer and its Affiliates or the Guarantors (as that term is defined in the Equity Purchase Agreement) of any their respective Affiliates.

“Environmental Laws” means any federal, state or local applicable Law that regulates pollution, the protection of the environment, natural resources, endangered or threatened species, human health or safety, or exposure of any individual to Hazardous Materials, or that regulate the handling, use, manufacturing, processing, storage, treatment, transportation, discharge, release, emission, disposal, reuse or recycling of Hazardous Materials, including the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601, et seq., as amended, and the federal Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., as amended.

“EPA Consideration” all amounts payable by the JV to “Seller” (as defined in the Equity Purchase Agreement) pursuant to Section 2.2(b) of the Equity Purchase Agreement, as adjusted pursuant to Section 2.3 of the Equity Purchase Agreement, and inclusive, for the avoidance of doubt, of any “Adjustment Surplus” (as defined in the Equity Purchase Agreement) by the JV to “Seller” (as defined in the Equity Purchase Agreement), and exclusive, for the avoidance of doubt, of any Taxes payable thereon (including any Taxes withheld by the JV or any withholding agent thereof).

“EPA Per Share Adjustment Escrow Release Amount” means an amount equal to the quotient of (a) the “Adjustment Escrow Release Amount” (as that term is defined in the Equity Purchase Agreement) which will be deposited with the Paying Agent in accordance with the terms of the Equity Purchase Agreement, divided by (b) the Contributor Shares Number.

“EPA Per Share Adjustment Surplus” means an amount equal to the quotient of (a) the “Adjustment Surplus” (as that term is defined in the Equity Purchase Agreement) which will be deposited with the Paying Agent in accordance with the terms of the Equity Purchase Agreement, if any, divided by (b) the Contributor Shares Number.

“Equity Interests” means any and all shares, interests, participations, other equity interests of any kind or other equivalents (however designated) and any and all ownership or equity interests of any kind in a Person, including capital stock, membership interests, partnership interests, joint venture interests, phantom stock, stock appreciation rights and beneficial interests, and any and all warrants, options, rights to vote or purchase or any other rights or securities convertible into, exercisable for or related to any of the foregoing.

“ERISA Affiliate” means each Subsidiary of the Company and any other individual or entity controlling, controlled by or under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means Western Alliance Bank, N.A., any other bank mutually designated by the Parties or any successor as determined in accordance with the Escrow Agreement.

“Escrow Agreement” means an Escrow Agreement in customary form mutually acceptable to the parties.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the quotient obtained by dividing (i) the Per Share Gross Amount by (ii) the Buyer Closing Price.

“Excluded Contracts” means any of the following Contracts: (a) standard, unmodified licenses, terms of service, terms of use, subscription agreements and end user license agreements, in each case, provided or entered into in connection with commercially available, off-the-shelf Software (including Software available as a hosted or Software-as-a-service offering) licensed to the Company or its Subsidiaries on a non-exclusive basis (but excluding, solely for purposes of Section 3.12(a)(i), any such license agreements with one-time or annual aggregate license, maintenance, support and other fees of $5,000,000 or more; (b) rights to access and use confidential information under non-disclosure agreements entered into in the Ordinary Course of Business; (c) with respect to Contracts with the direct or indirect customers or end users of the Company or any of its Subsidiaries, those where the only material licenses or rights under Company IP Rights are non-exclusive licenses or other non-exclusive grants of use rights in connection with the sale or provision of the Company’s or its Subsidiaries’ products or services that have been entered into in the Ordinary Course of Business and that do not materially deviate from the standard forms of the Company and its Subsidiaries Made Available to Buyer; (d) concerning a non-exclusive license or other non-exclusive grant of rights to service providers, consultants, contractors or vendors entered into solely for their provision of services to or for the benefit of the Company or any of its Subsidiaries, in the Ordinary Course of Business; (e) the Excluded Loans; (f) Contracts where the only material licenses to IP Rights are with respect to feedback, suggestions, or a party’s trademark for inclusion on customer lists (or similar promotional purposes); and (g) Contracts that are the subject of the Equity Purchase Agreement.

“Excluded Information” means (i) any description of all or any component of the Debt Financing, including any “description of notes” or other information customarily provided by the Debt Financing Sources or their counsel, (ii) any information regarding affiliate transactions that may exist following consummation of the Closing (unless the Company or any of its Subsidiaries was party to any such transactions prior to consummation of the Closing), (iii) any information regarding any post-Closing pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments, it being understood that Buyer, and not the Company or its Subsidiaries or their respective Representatives, shall be responsible for the preparation of the pro forma financial statements and any other pro forma information, including any pro forma adjustments, (iv) any financial statements of the Company or its Subsidiaries other than those required pursuant to Section 3.7, (v) any information that is not available to the Company without undue effort or expense, (vi) any financial information that is not maintained by the Company and its Subsidiaries in the Ordinary Course of Business, (vii) projections, risk factors, or other forward-looking statements relating to all or any component of any financing of Buyer and/or its Affiliates, (viii) other information required by Rules 3-09, 3-10, or 3-16 of Regulation S-X under the Securities Act, any Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K under the Securities Act (viii) any other information that is not customarily required in connection with (x) a confidential information memorandum or (y) other customary marketing materials that are customarily required in connection with the marketing and issuance of non-convertible high-yield debt securities under Rule 144A promulgated under the Securities Act and/or marketing and syndicating of a senior secured term loan facility.

“Exigency Event” means any (a) act of war (whether or not declared), hostility, terrorism, riot, political unrest, calamity or crisis, or similar activities or events, (b) earthquake, landslide, tsunami, flood, hurricane, cyclone, tornado, volcanic activity, wildfire or other fire, drought, famine, or other natural or man-made disaster or emergency, act of God, or force majeure event, (c) epidemic, pandemic, endemic, disease or virus outbreak, or public health emergency, and (d) any continuation, escalation, worsening, or other change in respect of any of the items or matters referenced in the foregoing clauses (a), (b), and (c).

“Fraud” means actual and intentional common law fraud under Delaware Law in the making of the representations and warranties contained in Article III or Article IV, or in the delivering the certificates required under Section 2.2(a)(i) or Section 2.2(b)(i), as applicable. For the avoidance of doubt “Fraud” does not include any claim based on constructive knowledge, equitable fraud, negligent or reckless misconduct or any other similar theory.

“GAAP” means generally accepted accounting principles of the U.S., as may be in effect from time to time.

“Governmental Entity” means any supra- or multi-national, federal, national, state, provincial, county, municipal, local, or other governmental or quasi-governmental body or any subdivision thereof, including without limitation any court, administrative agency or commission, board, bureau, department, official, or other governmental authority or instrumentality, or any arbitrator or arbitral body (whether public or private).

“Hazardous Materials” means any material, substance, waste, chemical, product, derivative, compound, mixture, solid, liquid, vapor, mineral or gas, in each case, whether naturally occurring or man-made (i) that is identified, defined, designated, listed, restricted or otherwise regulated under Environmental Laws as a “hazardous constituent”, “hazardous substance”, “hazardous material”, “acutely hazardous material”, “extremely hazardous material”, “hazardous waste”, “hazardous waste constituent”, “acutely hazardous waste”, “extremely hazardous waste”, “infectious waste”, “medical waste”, “biomedical waste”, “pollutant”, or “toxic pollutant”, or words of similar import or regulatory effect, (ii) that is subject to regulation, investigation, control, or remediation under Environmental Laws or (iii) that because of its toxicity, composition, concentration, or quantity, has characteristics that are hazardous or toxic to human health, the environment, or natural resources.

“Inbound IP Agreement” means any Contract to which the Company or any of its Subsidiaries is a party and pursuant to which a third party has granted the Company or any of its Subsidiaries a license or other right to use any IP Rights that are material to the Current Company Business, excluding (a) licenses for Open Source Software, (b) agreements with employees entered into in the Ordinary Course of Business to the extent including licenses or grants of rights consistent with the Company’s then-current standard form of employee proprietary information and invention assignment agreement, each of which has been Made Available to Buyer, and (c) Excluded Contracts.

“Income Tax” means any Tax imposed on or measured by reference to gross or net income or profits.

“Indebtedness” of any Person means, as of a specified date, without duplication: (a) all indebtedness of such Person for borrowed money, whether secured or unsecured, and all obligations of such Person evidenced by bonds, debentures, promissory notes or similar instruments; (b) all liabilities of such Person for the deferred purchase price of property or services, earnout, holdback or similar payments calculated as the maximum amount payable pursuant thereto, excluding, for the avoidance of doubt, all trade payables arising in the Ordinary Course of Business; (c) all liabilities of such Person for the reimbursement of any obligor on any letter of credit or banker’s acceptance to the extent such letter of credit or banker’s acceptance is drawn; (d) all net obligations of such Person arising out of financial hedging, options, derivatives or swap arrangements, in each case, only to the extent the net obligation is terminated or settled at the Closing; (e) any Accrued Income Taxes; (f) all guarantees by such Person of any liabilities of a third party of a nature similar to the types of liabilities described in clauses (a), (b), (c), (d) or (e) above, to the extent of the obligation guaranteed; (g) all liabilities of a third party of a nature similar to the types of liabilities described in clauses (a), (b), (c), (d) or (e) above secured by any assets of such Person; (h) the aggregate amount of all accrued interest payable with respect to any of the items described in clauses (a) through (g) above; (i) the aggregate amount of all prepayment premiums, penalties, breakage costs, “make whole amounts”, balloon payments or fees, costs and expenses that would arise if any or all of the items described in clauses (a) through (h) above were prepaid, extinguished, unwound and settled in full as of such specified date; (j) accrued but unpaid bonuses, commissions, or other incentive compensation amounts, together with the employer portion of any applicable employment, payroll, social security, unemployment or similar Taxes in respect of such amounts and any matching or other employer contributions under any Code Section 401(k) arrangement or other defined contribution plan of the Company or its Subsidiaries that are in respect of such amounts; (k) the aggregate amount of unfunded or underfunded pension, defined benefit, other post-employment benefit, or deferred compensation obligations (calculated on a termination basis), together with employer portion of any applicable employment, payroll, social security, unemployment or similar Taxes in respect of such amounts; (l) all liabilities with respect to gratuity, long service award or termination indemnity programs or other similar plans or programs for the benefit of any current or former employees, in each case, to the extent that the amount of such liabilities exceeds the fair market value of any assets held in trust or otherwise dedicated solely to the satisfaction of such liabilities; (m) accrued but unused vacation and other paid time-off; (n) other than otherwise encapsulated by Buyer Expenses, accrued but unpaid severance or similar benefits relating to service providers terminated prior to the Closing, together with the employer portion of any applicable employment, payroll, social security, unemployment or similar Taxes in respect of such amounts; (o) any unpaid employer matching, non-elective, profit sharing or other contribution or allocation to be made by the Company or any Subsidiary in respect of, in part or whole, the period prior to the Closing, whether or not accrued, to or in respect to any tax qualified or other retirement plans; (p) deferred revenue, customer prepayments, customer deposits that do not constitute Restricted Cash and advanced payments; (q) loan repurchase reserve liabilities arising from or related to demands, claims, or requests by third parties for the repurchase, substitution, indemnification, or make-whole of mortgage loans or other financial assets, (r) amounts owed by the lender or servicer to borrowers, including but not limited to escrow balances, overpayments, refunds, insurance proceeds, condemnation awards, and any other funds held or received for the account or benefit of the borrowers that remain undisbursed, (s) any amount payable to investors in excess of any Restricted Cash designated for the payment thereof, (t) all reserves established or required to be established on the books and records in respect of pending or threatened litigation in excess of established reserves set forth in the Company Financial Statements (other than any reserves related to Taxes) and (u) $2,500,000. Notwithstanding the foregoing, and for the avoidance of doubt, “Indebtedness” will exclude: (i) any and all obligations under or in connection with corporate credit cards or similar working capital financing, in each case, to the extent such obligation is a current liability pursuant to the Accounting Methodology; (ii) Buyer Expenses; (iii) any obligations in respect of leases classified as operating leases in the Company Financial Statements; (iv) any obligations solely between and among the Company and its Subsidiaries, (v) any loans to or other indebtedness of third parties made by the Company (given such items are assets of the Company), (vi) any items that are included in “Third Party Expenses” (it being understood that if an item could be included in both Indebtedness and Third Party Expenses, it will be included in Third Party Expenses) or “Company Net Working Capital” or “Company Warehouse Working Capital” (it being understood that if an item could be included in either Indebtedness or in Company Net Working Capital or Company Warehouse Working Capital, it will be included in Indebtedness), (viii) Restructuring Costs, and (ix) any obligations under a warehouse facility.

“IP Rights” means all intellectual property rights in any jurisdiction worldwide, whether registered or unregistered, including the following: (a) Copyrights; (b) Patent Rights; (c) Trademark Rights; (d) registrations and applications for any of the foregoing; (e) intellectual property rights in Software; and (f) rights in trade secrets and other proprietary or confidential information and know-how.

“IRS” means the Internal Revenue Service.

“Knowledge” means, with respect to the Company, the actual knowledge of Arvind Mohan and Tim Lawlor as of the Agreement Date that such person would have after a reasonable inquiry of his or her direct reports who would reasonably be expected to have knowledge of the subject matter at hand, or, with respect to the Buyer, the actual knowledge of Michael Tannenbaum as of the Agreement Date that such person would have after a reasonable inquiry of his or her direct reports who would reasonably be expected to have knowledge of the subject matter at hand.

“Law” means any federal, state, local or foreign law (including common law), statute, act, constitution, treaty, ordinance, rule, regulation, or other binding requirement of a Governmental Entity, or any Order.

“Liens” means any mortgage, deed of trust, hypothecation, encroachment, title defect, lease, sublease, license, right of way, option or other right to purchase, right of first offer, right of first refusal, easement, adverse possession claim, real property license, zoning restriction, covenant, conditions, restriction, conditional sales agreement or title retention agreement (or lease in the nature thereof), pledge, claim, lien, charge, and other security interest or encumbrance of any kind or nature whatsoever.

“Lookback Date” means the date that is three years before the Agreement Date.

“Made Available” means that the referenced materials have been posted to the virtual data room hosted by the Company at DataSite (the “Data Room”) and made available to Buyer or one of its Representatives, but only if so posted and made available in the Data Room prior to the execution and delivery of this Agreement.

“Mortgage Loan Regulations” means (a) applicable federal, state and local Laws applicable to the origination of any mortgage loan or the origination, sale, securitization or servicing of mortgage loans, including Laws relating to usury limitations, fair housing, collection practices, equal credit opportunity and adjustable rate mortgages, (b) applicable Laws with respect to the origination, sale or servicing of mortgage loans, (c) federal and state fair labor standards Laws or similar wage and hour Laws, and (d) applicable Orders with respect to the Company and its Subsidiaries pertaining to mortgage loans.

“Multiemployer Plan” means any “Pension Plan” which is a “multiemployer plan”, as defined in Section 3(37) of ERISA.

“Non-Converting Preferred Stock Shares Number” means, without duplication, the aggregate number of shares of Non-Converting Preferred Stock, as of immediately prior to the Effective Time.

“Non-Withholding Securityholder” means any Securityholder that is not a Withholding Securityholder with respect to the Company Security in question.

“OFAC License” means the specific license issued by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) (with no non-customary or material conditions, in the reasonable opinion of Buyer) authorizing the transactions contemplated under this Agreement including but not limited to payment of the consideration for the Sanctioned Shares pursuant to the terms of Section 1.6 of this Agreement by the Company to a Person listed on Schedule 1.6 or a segregated account.

“Order” means any judgment, injunction, award, stipulation, determination, decision, verdict, order, ruling, charge, subpoena, settlement, writ or decree (including a consent decree) that is issued by or entered into with a Governmental Entity.

“Open Source Software” means Software that is licensed, distributed, or otherwise made available as “free software” (as defined by the Free Software Foundation), or “open source software,” including any Software distributed under any license approved by the Open Source Initiative as set forth at www.opensource.org, or under any similar licensing or distribution model.

“Optionholder” means any Person holding any Company Option as of immediately prior to the Effective Time in such Person’s capacity as such.

“Ordinary Course of Business” means any action taken by a Person if such action is consistent with such Person’s ordinary and usual customs and practices as of the relevant measurement time.

“Outbound IP Agreement” means any Contract to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries has granted a third party a license or other right to use any Company IP Rights that are material to the Current Company Business, excluding Excluded Contracts.

“Patent Rights” means all rights in issued patents and pending patent applications in any country.

“Paying Agent Agreement” means that certain Paying Agent Agreement in customary form mutually acceptable to the parties.

“Per Share Adjustment Escrow Release Amount” means an amount equal to the quotient of (a) the Adjustment Escrow Release Amount, divided by (b) the Contributor Shares Number.

“Per Share Adjustment Surplus” means an amount equal to the quotient of (a) the Adjustment Surplus, if any, divided by (b) the Contributor Shares Number.

“Per Share Gross Amount” means an amount equal to the quotient obtained by dividing (a) (i) the Closing Consideration minus (ii) the Aggregate Liquidation Preference by (b) the Common Equivalents Shares Number.

“Per Share Net Amount” means an amount equal to (a) the Per Share Gross Amount, minus (b) the Per Share Escrow & Expense Contribution.

“Per Share Escrow & Expense Contribution” means an amount equal to the quotient of (a) the sum of (i) the Adjustment Escrow Amount, plus (ii) the Expense Fund Amount, divided by (b) the Contributor Shares Number.

“Per Share Expense Fund Release Amount” means an amount equal to the quotient of (a) the Expense Fund Release Amount, divided by (b) the Contributor Shares Number.

“Permitted Liens” means (a) Liens for Taxes and other similar governmental charges and assessments which are not yet delinquent or Liens for Taxes being contested in good faith through appropriate proceedings and that have been adequately reserved for on the books and records of the Company in accordance with GAAP, (b) Liens of carriers, warehousemen, mechanics and materialmen and other like liens for sums not yet delinquent, (c) statutory or common law Liens or encumbrances to secure landlords, lessors or renters under leases or rental agreements that do not, individually or in the aggregate, materially interfere with the Company’s use or occupancy of the subject property, (d) undetermined or inchoate Liens and any statutory Liens claimed or held by any Governmental Entity that have not at the time been filed or registered against title to the assets of the Company or that are related to obligations that are not due or delinquent, (e) security given in the Ordinary Course of Business to any public utility or Governmental Entity, (f) Liens or encumbrances imposed on real property that are non-monetary or for less than $50,000 that do not materially impair the use or operation of such real property, (g) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over real property that are currently being complied with in all material respects by the Company and its Subsidiaries, as applicable, (h) non-exclusive licenses to IP Rights and (i) redemption rights on owned real property.

“Person” means any individual, corporation (including not for profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Data” means any and all information in any form that directly or indirectly identifies, relates to, describes, or is reasonably capable of being associated with or linked to, a natural Person, and/or that is considered as “personal data”, “personal information”, “personally identifiable information”, “nonpublic personal information”, or any analogous term under any applicable Privacy Requirement.

“Pre-Closing Tax Period” means any Tax period or portion thereof that ends on or prior to the Closing Date, including the portion of any Straddle Period ending on the Closing Date.

“Pro Rata Portion” means, with respect to each Contributing Securityholder, a fraction having (a) a numerator equal to (i) the aggregate number of shares of Company Capital Stock (excluding any Cancelled Shares), plus (ii) the aggregate number of shares of Company Capital Stock subject to all ITM Company Warrants, in each case, that are issued, outstanding and unexercised (if applicable) as of immediately prior to the Effective Time, and (b) the denominator of which is the Contributor Shares Number. The aggregate Pro Rata Portion of all Contributing Securityholders equals one hundred percent (100%).

“Purchase Price” means $532,426,000.

“Related Agreements” means the Confidentiality Agreement, the Securityholder Representative Confidentiality Agreement, the Escrow Agreement, the Paying Agent Agreement, the Restrictive Covenant Agreements and all other agreements and certificates entered into or otherwise delivered by on behalf of Buyer, Merger Sub, the Company or any of the Securityholders in connection with the transactions contemplated herein (but not including any agreements entered into in a Person’s capacity as a service provider to Buyer, Merger Sub, the Company or any Affiliate thereof).

“Representative” means, with respect to a Person, any Affiliate of such Person or any director, manager, officer, employee, advisor, counsel, accountant, agent or other representative of such Person or any such Affiliate.

“RSU Holder” means any Person holding a Company RSU as of immediately prior to the Effective Time in such Person’s capacity as such.

“Restricted Cash” means any cash or cash equivalents of the Company or its Subsidiaries which are not freely usable because they are subject to restrictions or limitations by Contract, by applicable Law or by GAAP.

“Restructuring Taxes” means any U.S. federal, state or local or non-U.S. Taxes arising from or relating to the Pre-Closing Restructuring, including the LLC Conversions, the Reorganization and the Sale Transaction (as defined in the Equity Purchase Agreement). Notwithstanding anything to the contrary in this Agreement, no Restructuring Taxes under this Agreement shall be borne by Securityholders hereunder.

“Restructuring Tax Assets” means any U.S. federal, state or local or non-U.S. Tax benefits (including, without limitation, any Tax losses, deductions, credits, refunds or overpayments) arising in any taxable period from or relating to the Pre-Closing Restructuring and the transactions contemplated by the Equity Purchase Agreement, including the LLC Conversions, the Reorganization and the Sale Transaction (as defined in the Equity Purchase Agreement).

“Sanctioned Country” means, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and before July 1, 2025, including Syria).

“Sanctioned Person” means (a) any Person listed in any Sanctions-related list of designated Persons maintained by the OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (b) any Person operating, organized, or resident in a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person 50% or more owned or, where relevant under applicable Sanctions, controlled by any such Person or Persons or acting for or on behalf of such Person or Persons.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union Member State or the United Kingdom.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Incident” means any (i) accidental, unlawful or unauthorized access, use, loss, exfiltration, disclosure, alteration, destruction, encryption, compromise, or other processing of Personal Data and/or confidential information in the possession or control of the Company or its Subsidiaries or access to or compromise of the IT systems used by the Company or its Subsidiaries or (ii) occurrence that constitutes a “data breach,” “security breach,” “personal data breach,” “security incident,” “cybersecurity incident,” or any similar term under any applicable Law.

“Securityholders” means, collectively, the Stockholders, Optionholders, RSU Holders and Warrant Holders.

“Service Provider Agreement” means each Company Employee Plan that is a written employment, consulting, or other service agreement or contract between the Company or any of its Subsidiaries and any Service Provider.

“Service Provider” means any employee or natural person consultant, independent contractor or other natural person service provider of the Company or any of its Subsidiaries.

“Software” means all computer programs and applications, including all software implementations of algorithms, models and methodologies, whether in source code (human readable format) or object code (machine readable format) or other format and including executables, libraries and other components thereof.

“Specified Company Option” means each Company Option held by the individuals listed on Schedule 1.8(a)(iii) that are unvested and outstanding as of immediately prior to the Effective Time.

“Stockholder” means any Person holding any shares of outstanding Company Capital Stock as of immediately prior to the Effective Time in such Person’s capacity as such.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to a Person, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, membership, association or other business entity gains or losses or shall be or control the managing director, managing member, general partner or other managing Person of such partnership, limited liability company, association or other business entity. For the avoidance of doubt, in no event will the Company’s securitization issuer trusts be deemed a Subsidiary of the Company.

“Tax Returns” mean all U.S. federal, state, local and non-U.S. returns, reports, statements, estimates, information statements or other documents relating to Taxes, including any schedules, attachments and amendments thereto, filed or required to be filed with any Governmental Entity.

“Tax(es)” means all income, profits, gross receipts, environmental, customs duty, capital stock, transfer, sales, use, occupancy, value added, ad valorem, alternative minimum, add-on minimum, stamp, franchise, estimated, withholding, payroll, social security (or similar), employment, unemployment, severance, disability, license, excise, property, abandoned or unclaimed property, registration, escheat, production and other taxes, duties, levies, charges, imposts or assessments in the nature of a tax imposed by any Governmental Entity or political subdivision thereof, together with all interest, penalties and additions imposed with respect to such amounts.

“Third Party Expenses” means the sum of, without duplication, (a) all legal, accounting, financial advisory, consulting and finders fees and expenses of third parties incurred by the Company or any of its Subsidiaries at or prior to the Effective Time, in each case, in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby that arise under a Contract entered into by the Company or any of its Subsidiaries at or prior to the Effective Time, including the engagement fee due at the Effective Time to the Securityholder Representative, (b) fifty percent (50%) of any (i) Transfer Taxes and (ii) any and all premiums, underwriting fees, brokerage fees, legal fees for counsel engaged by the insurer of the R&W Policy and the “R&W” Policy, as defined in the Equity Purchase Agreement, as well as surplus lines, Tax and any other costs and expenses associated with obtaining the R&W Policy and the “R&W Policy” as defined in the Asset Purchase Agreement, (c) other than otherwise encapsulated by Buyer Expenses including with respect to Buyer Responsibility Severance Expense, any bonuses, change of control payments, severance obligations or other compensatory amounts owed by the Company or its Subsidiaries to any of their current or former respective directors, managers, employees and/or consultants in connection with the Merger and which are payable at or prior to the Effective Time, and any Transaction Payroll Taxes with respect thereto and any matching or other employer contributions under any Code Section 401(k) arrangement or other defined contribution plan of the Company or its Subsidiaries that are attributable to payments described in this clause (c), in each case of clauses (a), (b) and (c) to the extent unpaid as of immediately prior to the Effective Time and (d) any portion of the Restructuring Costs expressly allocated to the Company pursuant to this Agreement subject, at all times, to the Restructuring Cap. For the avoidance of doubt, Third Party Expenses will exclude: (i) any Closing Indebtedness and (ii) any Buyer Expenses. For the avoidance of doubt, “Third Party Expenses” will not include any items that are included in “Indebtedness” (it being understood that if an item could be included in both Indebtedness and Third Party Expenses, it will be included in Third Party Expenses) or “Company Net Working Capital” (it being understood that if an item could be included in either Third Party Expenses or in Company Net Working Capital or Company Warehouse Working Capital, it will be included in Third Party Expenses and not in Company Net Working Capital or Company Warehouse Working Capital).

“Trade Controls” means (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

“Trademark Rights” means all rights in registered trademarks, unregistered trademarks, applications for registration of trademarks, registered service marks, unregistered service marks, applications for registration of service marks, registered trade names, unregistered trade names and applications for registration of trade names, business names, corporate names, trade dress, logos, slogans, and all rights in indicia of origin.

“Transaction Payroll Taxes” means the employer portion of any payroll, employment or similar Taxes incurred in connection with any bonuses, change-of-control payment, retention, option or restricted stock unit cash outs or other compensatory payments made to any current or former officer, director, employee, independent contractor, consultant or other service provider of any of the Company and its Subsidiaries in connection with or triggered by the transactions contemplated by this Agreement and that are treated as a Third Party Expense.

“Transaction Tax Deductions” means Income Tax deductions of the Company and its Subsidiaries available, to the extent “more likely than not” permitted by applicable Law, for U.S. federal or applicable state income Tax purposes resulting from the payment of (a) compensatory payments, to the extent borne by the Company, on or prior to the Closing Date, (b) Third Party Expenses, provided, however, that with respect to any “success-based fee” (as defined in IRS Revenue Procedure 2011-29) with respect to the transactions contemplated by this Agreement, the portion of such fee that will be treated as a “Transaction Tax Deduction” will not exceed the amount allowable as a deduction pursuant to the safe harbor election provided in Section 4 of IRS Revenue Procedure 2011-29, or (c) any fees, expenses, premiums and penalties with respect to the prepayment of Indebtedness on or prior to the Closing Date, in each case, solely to the extent such amounts are economically borne by the Securityholders pursuant to this Agreement.

“U.S.” means the United States of America.

“Union” means any labor or trade union, works council, employee association, or other labor organization or employee representative body.

“Unreimbursed Buyer Expenses” means any Buyer Expenses paid by the Company or any of its Subsidiaries prior to the Closing that have not been reimbursed by Buyer prior to the Closing.

“WARN Act” means the United States Worker Adjustment and Retraining Notification Act of 1988, and any similar Laws related to plant closings, relocations, terminations, mass layoffs, and employment losses.

“Warrant Holder” means any Person holding a Company Warrant as of immediately prior to the Effective Time in such Person’s capacity as such.

“Willful Breach” means a breach that is a consequence of an intentional act voluntarily undertaken or intentionally omitted to be taken by the breaching party with the actual knowledge that the taking of such act or failure to take such act would, or would reasonably be expected to, cause, result in or constitute a breach of the relevant covenant or agreement.

“Withholding Securityholder” means a Securityholder for whom an applicable portion of the Merger consideration is subject to withholding as wages or compensation with respect to the Company Security in question and for whom payments are to be made through the payroll procedures of the Surviving Corporation or any of their Affiliates. For the avoidance of doubt, a Securityholder could be a Withholding Securityholder with respect to such Securityholder’s Company Options and Company RSUs and be a Non-Withholding Securityholder with respect to such Securityholder’s Company Capital Stock.

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